Exel

Exel plc
Ocean House
The Ring
Bracknell

30 June 2004

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
United States of America
Attention: Public Reference Room

Dear Sirs

Re: Exel plc (File No. 82-34655)
Furnishing of documents pursuant to Rule 12g3-2(b)(1)(iii)

Pursuant to the provisions of Rule 12g3-2(b)(1)(iii) under the US Securities Exchange Act of 1934, Exel plc hereby furnishes the following documents:

1. Corporate Announcements during the period:
   - Exel wins five-year contract with JD Wetherspoon worth £100 Million – 30/3/04
   - AGM Statement – 22/4/04
   - Exel announces record start to 2004 for Contract Gains – 22/4/04
   - Exel acquires Fujitsu Logistics Ltd – 2/6/04
   - Recommended Cash Offer by Exel plc for Tibbett & Britten Group plc – 16/6/04
   - Exel realises further cash from Sirva Inc investment – 18/6/04
   - Exel receives additional US$59m in sale of shares in Sirva Inc – 22/6/04
   - Recommended Cash Offer by Exel plc for Tibbett & Britten Group plc - posting of offer document – 23/6/04
   - Offer Document for Tibbett & Britten Group plc
   - Exel Trading Update – 25/6/04

Yours faithfully

Doug Evans
Company Secretary

Douglas.evans@exel.com
Tel +44 (0)1344 744525
Fax +44 (0)1344 710034

Enc

Press Information

EXEL WINS FIVE-YEAR CONTRACT WITH JD WETHERSPOON WORTH £100 MILLION

(London, UK - 30 March 2004) Exel has won a £100 million, five-year contract with JD Wetherspoon, the leading UK pub operator, to manage its entire UK small pack supply chain, which includes food, bottled beers, wines, spirits and soft drinks. Exel will work closely with the organisation to bring together existing, multiple supply chains to create a single UK supply chain. Wetherspoon has been working towards this approach for some time and following an extensive tendering process has selected Exel for this groundbreaking contract.

Delivering to approximately 640 pubs in the UK, Exel will assist Wetherspoon with its forecasting and manage the ordering, storage and distribution of chilled, ambient and frozen food, bottled and canned beers, wines and spirits, soft drinks, point-of-sale material and consumables such as stationery, napkins, cleaning materials, uniforms and glasses. Wetherspoon is keen to cut the number of deliveries to each pub from an average of 27 per week to around three per week and is confident that Exel is best placed to help achieve this objective.

Wetherspoon has leased a dedicated, multi-temperature, 175,000 sq ft national distribution centre (NDC) in Daventry, Northamptonshire, for Exel to use. This should create in excess of 250 jobs in the local area. The NDC will serve a number of Exel's outbases including Mallusk, Airdrie, Newcastle-upon-Tyne and Frome using approximately 65 multi-temperature vehicles to make deliveries across the UK.

The contract also includes returns management (reverse logistics) and the recycling of waste items from the pub estate such as waste cooking oil, cardboard, plastics and glass which will be managed with the support of Cory Environmental, an Exel company.

Paul Harbottle, Head of Distribution, Wetherspoon said, "This is a fundamentally different approach to how we supply products to our pubs. We are confident that with Exel's expertise we can consolidate five supply chains to create one supply chain which will help us improve processes and simplify the interface with our pub managers and our associates."

Ian Cramb, Development Director, Exel, UK said, "We have worked very closely with Wetherspoon over a considerable period of time to establish the optimum supply chain solution for its UK network and meet Wetherspoon's goals of consolidating deliveries and simplifying the interface with the pub estate. I am delighted that we are able to leverage our experience in the food and drinks sector to add value to the Wetherspoon business."

-ends-

For more information, please contact:
Sarah Jones / Emily Goehler
Exel Press Office
+44(0)1908 244306/244096
sarah.jones@exel.com/emily.goehler@exel.com

Notes to editors - About Exel
Exel is the global leader in supply chain management, providing customer-focused solutions to a wide range of manufacturing, retail and consumer industries. Exel's comprehensive range of innovative logistics solutions encompasses the entire supply chain from design and consulting through freight forwarding, warehousing and distribution services to integrated information management and e-commerce support.

Exel, a UK listed, FTSE 100 company, with turnover of £5.1 billion (US$8.3 billion/€7.4 billion), employs over 74,000 people in 1,600 locations in more than 120 countries worldwide. Exel's customers include over 70% of the world's largest, quoted non-financial companies. More information is available at www.exel.com.

Press Information

AGM Statement

(London UK, 22 April 2004) Speaking at today's Annual General Meeting, Nigel Rich, Chairman of Exel plc, the world leader in supply chain management, said that "After a strong underlying performance in 2003, particularly in the second half of the year, Exel's first quarter was in line with the company's expectations for turnover and profit performance. The Group continued to win new business, securing the equivalent of over £200m per annum of annualised turnover, in line with the same period last year. Gains were particularly strong in automotive (including new business with Continental Tire, Goodyear and DaimlerChrysler), non-food retail (including B&Q, and The Home Depot), and technology (including Sony Ericsson and Lexmark).

"Overall international airfreight volumes in the first quarter were significantly ahead of the same period in 2003, up 16%. In Asia Pacific volume growth of 23% was largely offset in the short-term by increased freight rates. Volume growth in the Americas and Europe, Middle East and Africa (EMEA) was also encouraging, up 15% and 10% respectively. Exel has already made good progress with the restructuring and integration of its US domestic and international airfreight activities. The costs associated with this will be modest and the benefits should start to be seen during the second half.

"After an excellent performance in 2003 for contract logistics, 2004 has started well with Exel's operations showing steady underlying progress with good performances in the Americas and Asia Pacific. New acquisitions, including Cappelletti and Pharma Logistics, are performing in line with expectations.

"Since our results announcement on 1 March 2004, clearer evidence has emerged of improving world economic conditions. Against this positive backdrop, and despite the adverse impact of US dollar exchange rates on

reported results, we continue to believe Exel is well positioned to make good underlying turnover and profit progress in 2004."

--ends--

For further information contact:

John Dawson Director of Corporate Affairs Exel plc	On 22/4/04: At other times:	+44 7733 301986 +44 1344 744409
Martin Leeburn Lydia Pretzlik The Maitland Consultancy		+44 20 7379 5151

Notes to Editors – Exel

Exel is the global leader in supply chain management, providing customer-focused solutions to a wide range of manufacturing, retail and consumer industries. Exel's comprehensive range of innovative logistics solutions encompasses the entire supply chain from design and consulting through freight forwarding, warehousing and distribution services to integrated information management and e-commerce support.

Exel, a UK listed, FTSE 100 Company, with turnover of £5.1 billion (US$9 billion / €7 billion), employs over 74,000 people in 1,600 locations in more than 120 countries worldwide. Exel's customers include over 70% of the world's largest, quoted non-financial companies. More information is available at www.exel.com.

Press Information

EXEL ANNOUNCES RECORD START TO 2004 FOR CONTRACT GAINS

New business creates 1250 new jobs in the Midlands

(London, UK - 22 April 2004) Exel, the global leader in supply chain management, has made a strong start to 2004 by securing over £200m of new business in the first quarter. This included two major contracts in the drinks industry, worth in excess of £200 million over the next few years. The contracts, with Thresher Group and JD Wetherspoon, will provide significant revenue for the Company over the next few years and create additional employment opportunities in the UK. Ford has also recently re-appointed Exel as its lead logistics partner (LLP) in Europe. Additional contract wins and extensions include Comet, Habitat and Nisa-Today's.

The UK drinks distribution contract with Thresher Group, valued at around £100 million until 2010, means that Exel is the organisation's sole drinks distributor across its 2,000 shops in the UK. With Wetherspoon, the leading UK pub operator, the £100 million, five-year contract has Exel managing the entire UK small pack supply chain, including food, bottled beers, wines, spirits and soft drinks. This is Exel's first contract in the Beer, Wines and Spirits small pack market.

John Allan, Chief Executive, Exel said,"This year we have already won major contracts across all sectors, acknowledging the real value that Exel can bring to our customers. They are increasing Exel's role within the strategic management of their businesses and are looking for us to re-engineer existing supply chains to create more value."

This year, Exel has also won new and extended contracts with UK-based customers including Comet, Nisa-Today's, HarperCollins, Matthew Clark,

Thames Water and Transco. These wins reflect Exel's ability to deliver robust supply chain solutions across diverse industry sectors and manage both contract logistics and freight management on a local and international basis. Much of the new and extended business reflects the solid partnerships the Company has established with its customers over the years.

Thanks to these new contracts, Exel has created a number of new employment opportunities in the UK. This summer, Exel will recruit 1,000 employees for the B&Q contract in Worksop and the Wetherspoon contract will also create 250 jobs in the Daventry region.

Allan concludes, "The progress we have made developing our business with household-names reflects the strength and quality of Exel's services and people. More and more, our customers are looking to us to increase the scope of our activities within their supply chains enabling them to focus on running their business and deliver higher levels of customer service."

-ends-

For more information, please contact:

John Dawson
Director of Corporate Affairs
Exel plc
On 22/4/04: +44 7733 301986
At other times: +44 1344 744409

Martin Leeburn
Lydia Pretzlik
The Maitland Consultancy
+44 20 7379 5151

Emily Goehler
Exel Press Office
+44(0)1908 244096

Notes to Editors – About Exel

Exel is the global leader in supply chain management, providing customer-focused solutions to a wide range of manufacturing, retail and consumer industries. Exel's comprehensive range of innovative logistics solutions encompasses the entire supply chain from design and consulting through freight forwarding, warehousing and distribution services to integrated information management and e-commerce support.

Exel, a UK listed, FTSE 100 company, with turnover of £5.1 billion (US$8.3 billion/€7.4 billion), employs over 74,000 people in 1,600 locations in more than 120 countries worldwide. Exel's customers include over 70% of the world's largest, quoted non-financial companies. More information is available at www.exel.com.

Press Information

EXEL ACQUIRES FUJITSU LOGISTICS LTD

(London, UK – 2 June 2004) Exel, the UK based, global leader in supply chain management, today announced that it has completed the acquisition of Fujitsu Logistics Limited (FJL) from Fujitsu Limited, a leading provider of customer-focused information technology and communications solutions. FJL provides a range of logistics services to Fujitsu's companies in Japan and in 2003 had turnover of £200m (Y40bn). The transaction is supported by a five-year outsourcing agreement under which Exel will continue to provide domestic logistics services to Fujitsu utilising the acquired infrastructure. The initial consideration of £25m (Y5bn) will be settled from existing cash funds, with up to a further £12.5m (Y2.5bn) payable after three years, dependent on future performance. Exel will incur some modest integration costs which will be taken as an exceptional item in 2004.

For Exel, this move represents a continuation of its strategy to build its contract logistics business across Asia Pacific and to strengthen its position in the important Japanese market, the second largest economy in the world. It provides a significant platform for the expansion of Exel's already strong international forwarding presence into the Japanese domestic logistics market. The combination of FJL's facilities, skilled workforce and specialist experience in the IT sector, together with Exel's global network and expertise in serving other business sectors, creates a compelling proposition. Exel and FJL operations in Japan will be fully integrated into a single entity over the coming months. The acquisition will more than triple the size of Exel's current operations in Japan.

FJL was founded in 1988 to provide logistics services to Fujitsu companies and currently employs over 470 employees plus 1,100 contract staff. There are 57 locations throughout Japan from which FJL manages distribution and

warehousing services. The locations include a network of distribution centres with cross-docking and storage capabilities. FJL also operates a managed road and railfreight network with trunking and final delivery capabilities across Japan. Added value services include packaging design, service logistics, spare parts distribution, equipment installation and electronics recycling.

John Allan, Chief Executive, Exel commented, "I am extremely pleased that we have concluded this acquisition and outsourcing contract with Fujitsu. This is an important step towards building a significant presence in the Japanese market, which is a key part of our strategy for growth in Asia Pacific."

-ends-

For further information contact:
John Dawson, Director of Corporate Affairs +44 7733 301986

Local Contact for Exel:-
Simon Millington, Managing Director, Far East Region +81-3-5762-2953

Notes to Editors
About Exel
Exel is the global leader in supply chain management, providing customer-focused solutions to a wide range of manufacturing, retail and consumer industries. Exel's comprehensive range of innovative logistics solutions encompasses the entire supply chain from design and consulting through freight forwarding, warehousing and distribution services to integrated information management and e-commerce support.

Exel, a UK listed, FTSE 100 company, with turnover of £5.1 billion (US$9 billion/ €7 billion), employs over 74,000 people in 1,600 locations in more than 120 countries worldwide. Exel's customers include over 70% of the world's largest, quoted non-financial companies. More information is available at www.exel.com.

About Fujitsu
Fujitsu is a leading provider of customer-focused IT and communications solutions for the global marketplace. Pace-setting technologies, highly reliable computing and communications platforms, and a worldwide corps of systems and services experts uniquely position Fujitsu to deliver comprehensive solutions that open up infinite possibilities for its customers' success. Headquartered in Tokyo, Fujitsu Limited (TSE:6702) reported consolidated revenues of 4.7 trillion yen (US$45 billion) for the fiscal year ended March 31, 2004. For more information, please see: http://www.fujitsu.com/

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

FOR IMMEDIATE RELEASE 16 June 2004

Recommended Cash Offer

by

UBS Limited on behalf of Exel plc for

Tibbett & Britten Group plc

SUMMARY

- Exel and Tibbett & Britten are pleased to announce that they have agreed the terms of a recommended cash offer to be made by UBS on behalf of Exel to acquire the entire issued and to be issued ordinary share capital of Tibbett & Britten.

- The Offer will be 668 pence in cash for each Tibbett & Britten Share, valuing the entire issued and to be issued ordinary share capital of Tibbett & Britten at approximately £328 million. Tibbett & Britten Shareholders (other than certain overseas shareholders) who validly accept the Offer may elect to receive Loan Notes instead of all or part of the cash consideration to which they would otherwise be entitled under the Offer.

- The Offer represents:
  - a premium of 14.3 per cent. to the closing middle market price of 584.5 pence per Tibbett & Britten Share on 15 June 2004, being the last business day prior to the announcement of the Offer;
  - a premium of 36.3 per cent. to the closing middle market price of 490 pence per Tibbett & Britten Share on 14 June 2004, being the last business day prior to the announcement by Tibbett & Britten of an approach; and
  - an historic multiple of 23.0 times reported earnings per share (pre-exceptional and goodwill) of 29.1 pence and an enterprise value (£379.5 million) multiple of 6.7 times EBITDA of £56.6 million for Tibbett & Britten for the year ended 31 December 2003.

- Tibbett & Britten's business fits with Exel's customer focused strategy and Exel believes that there would be significant strategic benefits from combining the two businesses, providing enhanced growth opportunities. The acquisition would:
  - reinforce Exel's position in contract logistics outside the UK and provide critical mass in a number of key markets;
  - provide complementary skills and customers in non-food retail, a key growth area for Exel; and

- create opportunities to cross-sell integrated solutions and freight management to Tibbett & Britten customers.

- Exel believes that, based on its preliminary analysis, it could achieve cost savings of £15-20 million per annum resulting from the integration and elimination of duplicated functions.

- Exel believes that the acquisition will enhance earnings per share (pre exceptionals and amortisation) in the first full year of ownership. (This statement should not be interpreted to mean that future earnings per share of Exel following the acquisition of Tibbett & Britten will necessarily match or exceed historical earnings per share of Exel.)

- The Tibbett & Britten Directors, who have been so advised by their financial advisers, Dresdner Kleinwort Wasserstein, consider the terms of the Offer to be fair and reasonable. In giving advice to the Tibbett & Britten Directors, Dresdner Kleinwort Wasserstein has taken into account the Tibbett & Britten Directors' commercial assessments. The Tibbett & Britten Directors intend unanimously to recommend that Tibbett & Britten Shareholders accept the Offer, and have irrevocably undertaken to do so (or use their best endeavours so to procure) in respect of their own beneficial holdings of, in aggregate, 3,099,823 Tibbett & Britten Shares representing approximately 6.37 per cent. of the existing issued ordinary share capital of Tibbett & Britten.

John Harvey, Executive Chairman of Tibbett & Britten, commented:

> "The combination of Exel and Tibbett & Britten is an excellent strategic fit with complementary sectoral and geographic strengths with extended supply chain competencies and together will constitute the global leader in contract logistics.
>
> I am pleased that we have been able to reach agreement on terms that deliver good value to our shareholders and bring our business and customers into an enlarged group that shares our own cultural values and customer focus".

John Allan, Chief Executive of Exel, commented:

> "We believe this is a full and fair offer to Tibbett & Britten Shareholders, providing the certainty of a cash exit at a substantial premium. Exel's customer focused strategy is delivering good organic growth and the acquisition of Tibbett & Britten will expand our geographic and sector coverage, enabling us to provide enhanced services to our new and existing customers."

Meetings

There will be a briefing for institutional investors and analysts at 9:00 a.m. (UK time) today and a press briefing at 11:00 a.m. The venue for both will be: UBS, 1 Finsbury Avenue, London EC2M 2PP. Investors can participate in the briefing via telephone by calling +44 (0) 20 7162 0190 (reference: Exel).

Financial advisers

UBS is acting as financial adviser to Exel and Cazenove is acting as broker.

Dresdner Kleinwort Wasserstein is acting as financial adviser and broker to Tibbett & Britten.

Enquiries

Exel John Dawson	Telephone +44 1344 744409
UBS Melanie Gee Alistair Defriez Ian Bonnor-Moris	Telephone +44 20 7567 8000
Cazenove Michael Wentworth-Stanley Malcolm Moir	Telephone +44 20 7588 2828
The Maitland Consultancy Angus Maitland Lydia Pretzlik	Telephone +44 20 7379 5151
Tibbett & Britten Mike Arrowsmith Mark Whiteling	Telephone +44 20 8327 2000
Dresdner Kleinwort Wasserstein Christopher Treneman Jonathan Flory	Telephone +44 20 7623 8000
gcg hudson sandler Andrew Hayes Jessica Rouleau	Telephone +44 20 7796 4133

Terms used in this summary shall have the meaning given to them in Appendix III to the full announcement.

This announcement does not constitute an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to buy or subscribe for any securities pursuant to the Offer or otherwise. The Offer will be made solely by the Offer Document and the Form of Acceptance accompanying the Offer Document, which will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted.

The availability of the Offer and/or the Loan Note Alternative to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. Further details in relation to overseas Tibbett & Britten Shareholders will be contained in the Offer Document and the Form of Acceptance.

The Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or any facilities of a national securities exchange of,

the United States, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of such jurisdiction, and cannot be accepted by any such use, means or instrumentality or facility from or within the United States, Canada, Australia or Japan.

All Tibbett & Britten Shareholders (including, without limitation, any nominee, trustee or custodian) who would or otherwise intend to, or who may have a contractual or legal obligation to, forward the Offer Document and/or the accompanying Form of Acceptance and/or any other documents related to the Offer to any jurisdiction outside the United Kingdom should read the Offer Document and the Form of Acceptance before taking any action.

The Loan Notes have not been, nor will they be, listed on any exchange and have not been, nor will they be, registered under the Securities Act or under the relevant securities law of any state or other jurisdiction of the United States, nor have clearances been, nor will they be, obtained from any securities commission or similar authority of any province or territory of Canada and no prospectus has been or will be, lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance and the Loan Notes have not been, nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of the United States, Canada, Australia or Japan. Accordingly, unless an exemption under relevant securities law is available, the Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in or into or from the United States, Canada, Australia, Japan or any other jurisdiction where to do so would constitute a violation of the relevant laws of, or require registration thereof in, that jurisdiction, or to or for the account or benefit of any US Person or resident of Canada, Australia or Japan.

UBS, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Exel and for no one else in connection with the Offer and will not be responsible to anyone other than Exel for providing the protections afforded to clients of UBS nor for providing advice in relation to the Offer or any matter referred to herein.

Cazenove, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Exel and for no one else in connection with the Offer and will not be responsible to anyone other than Exel for providing the protections afforded to clients of Cazenove nor for providing advice in relation to the Offer or any matter referred to herein.

Dresdner Kleinwort Wasserstein, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Tibbett & Britten and for no one else in connection with the Offer and will not be responsible to anyone other than Tibbett & Britten for providing the protections afforded to clients of Dresdner Kleinwort Wasserstein nor for providing advice in relation to the Offer or any matter referred to herein.

THIS SUMMARY SHOULD BE READ IN CONJUNCTION WITH THE FULL TEXT OF THE FOLLOWING ANNOUNCEMENT

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

FOR IMMEDIATE RELEASE 16 June 2004

Recommended Cash Offer

by

UBS Limited on behalf of Exel plc for

Tibbett & Britten Group plc

1. Introduction

The Boards of Exel and Tibbett & Britten announce a recommended cash offer, to be made by UBS on behalf of Exel, for the entire issued and to be issued ordinary share capital of Tibbett & Britten.

2. The Offer

The Offer will be made on the following basis:

for each Tibbett & Britten Share: 668 pence in cash

The Offer values the entire issued and to be issued ordinary share capital of Tibbett & Britten at approximately £328 million. Tibbett & Britten Shareholders (other than certain overseas shareholders), who validly accept the Offer may elect to receive Loan Notes instead of all or part of the cash consideration to which they would otherwise be entitled under the Offer. Further details of the Loan Notes are set out in paragraph 8.

The Offer represents:

- a premium of 14.3 per cent. to the closing middle market price of 584.5 pence per Tibbett & Britten Share on 15 June 2004, being the last business day prior to the announcement of the Offer;
- a premium of 36.3 per cent. to the closing middle market price of 490 pence per Tibbett & Britten Share on 14 June 2004, being the last business day prior to the announcement of an approach to Tibbett & Britten; and
- an historic multiple of 23.0 times reported earnings per share (pre-exceptional and goodwill) of 29.1 pence and an enterprise value (£379.5 million) multiple of 6.7 times EBITDA of £56.6 million for Tibbett & Britten for the year ended 31 December 2003.

3. Recommendation

The Tibbett & Britten Directors, who have been so advised by their financial advisers, Dresdner Kleinwort Wasserstein, consider the terms of the Offer to be fair and reasonable. In giving

advice to the Tibbett & Britten Directors, Dresdner Kleinwort Wasserstein has taken into account the Tibbett & Britten Directors' commercial assessments.

The Tibbett & Britten Directors intend unanimously to recommend that Tibbett & Britten Shareholders accept the Offer.

4. Irrevocable Undertakings to accept the Offer

Exel has received irrevocable undertakings to accept the Offer (or to use their best endeavours so to procure) from those Directors of Tibbett & Britten who own Tibbett & Britten Shares in respect of their entire beneficial shareholdings. These irrevocable undertakings are binding and are given in respect of 3,099,823 Tibbett & Britten Shares, representing in aggregate approximately 6.37 per cent. of the existing issued ordinary share capital as at 15 June 2004 (being the latest business day prior to the date of this announcement).

5. Rationale for the Offer

Exel has established a leading position as the world number one in supply chain management in a highly fragmented global market and continues to deliver good levels of organic growth across its operations and regions. The proposed acquisition of Tibbett & Britten is consistent with the development of Exel's business, in line with its customer focused strategy. Exel believes the acquisition of Tibbett & Britten would enhance its ability to deliver additional organic growth and, in particular, would:

- reinforce Exel's position in contract logistics outside the UK and provide critical mass in a number of key markets:
  - strengthen Exel's market position and resources in a number of markets, including Spain, Portugal, The Netherlands, Central and Eastern Europe, Latin America, Middle East and Asia Pacific;
  - provide critical mass in a number of key markets including Germany, Hungary, China and South Africa;
  - strengthen Exel's presence and resources in the US and Canada, particularly in the retail sector; and
  - add approximately 70 per cent. to Exel's contract logistics turnover in both Continental Europe and the Americas. The turnover of Tibbett & Britten's activities in Continental Europe and the Americas for the year ended 31 December 2003 were £283 million and £597 million, respectively;
- broaden Exel's capabilities in the key growth non-food retail sector through the integration of Tibbett & Britten's complementary customers and skills. Exel is developing a strong business in non-food retail where its ability to manage the global supply chain has delivered organic growth of 25 per cent. per annum in recent years. Tibbett & Britten has a good position in non-food retail, including areas such as fashion and DIY, providing predominantly national supply chain solutions; and
- create opportunities to sell integrated solutions (combining contract logistics and freight management) and to cross-sell Exel's freight management services to Tibbett & Britten's customer base and offshore supply chain support. Exel believes the regional customer overlap is limited.

Exel has extensive experience in integrating contract logistics businesses and management teams. This includes the integration of Ocean Group and NFC in 2000 and subsequent contract logistics acquisitions in the US, UK, Brazil, Italy, Turkey, Belgium, Australia and New Zealand. Exel would draw upon this experience to integrate the two businesses.

Exel believes that, based on its preliminary estimates, it could achieve cost savings of £15-20 million from the integration and elimination of duplicated functions. Furthermore, the Board believes that the acquisition would enhance earnings per share in the first full year of ownership. (*This statement should not be interpreted to mean that future earnings per share of Exel* following the acquisition of Tibbett & Britten will necessarily match or exceed historical earnings per share of Exel.)

6. Information relating to Tibbett & Britten

Tibbett & Britten is a multinational logistics service provider focused on supply chain management services under long-term contract to manufacturers, retailers and distributors of food and beverage, fashion and other branded consumer merchandise. Tibbett & Britten employs over 35,000 people in 346 locations in more than 35 countries worldwide. For the year ended 31 December 2003, Tibbett & Britten reported turnover of £1.6 billion (2002: £1.5 billion) and adjusted operating profit of £25.9 million (2002: £35.3 million). As at 31 December 2003, Tibbett & Britten had net assets of £22.6 million.

For the year ended 31 December 2003 Tibbett & Britten reported the following segmental information: in the Americas, turnover of £596.6 million and operating profit of £0.4 million from operations in USA, Canada, Mexico and Argentina; in Europe, turnover of £907.9 million and operating profit of £22.8 million from operations in 15 countries including UK, France, Germany, The Netherlands, Spain and Portugal; and in the Rest of World, turnover of £129.0 million and operating profit of £2.7 million from operations in 15 countries including China, Singapore, Hong Kong, Taiwan, South Africa and Middle Eastern countries.

7. Information relating to Exel

Exel is the global leader in supply chain management, providing customer focused solutions to a wide range of manufacturing, retail and consumer industries. Exel's comprehensive range of logistics solutions covers the supply chain from design and consulting through freight forwarding, warehousing and distribution services to integrated information management and e-commerce support. The Company has expertise in providing supply chain management to clients within several industry sectors, including Automotive, Chemical, Consumer, Healthcare, Industrial, Retail and Technology.

Exel's freight forwarding activities operate around the world. According to IATA (the International Air Transport Association), Exel is the global No. 2 air freight forwarder with strong positions in Asia Pacific (No. 2, No. 1 excluding Japan), Europe (No. 2) and the Americas (No. 7). Exel's seafreight operations move over 500,000 TEU of containerised seafreight per annum.

The Company employs over 74,000 people in 1,600 locations in more than 120 countries worldwide. For the year ended 31 December 2003, Exel reported operating profit of £154.4 million on turnover of £5.1 billion and had net assets of £719.3 million as at that date.

In Exel's trading statement of 22 April 2004, it stated that first quarter turnover and profit were in line with the Company's expectations. Building on its strong performance in contract logistics in 2003, Exel continued to win new business in the first quarter, securing the equivalent of over £200 million of annualised turnover. Gains were particularly strong in automotive, non-food retail and technology. Exel's operations showed steady underlying progress with good performances in the Americas and Asia Pacific. New acquisitions, including Cappelletti and Pharma Logistics, performed in line with expectations.

8. The Loan Note Alternative

As an alternative to all or part of the cash consideration to which they would otherwise be entitled under the Offer, Tibbett & Britten Shareholders (other than certain overseas persons) who validly accept the Offer will be able to elect to receive Loan Notes (subject to a minimum of £1,000 nominal value per Tibbett & Britten Shareholder) which will be issued by Exel on the following basis:

for each £1 of cash consideration under the Offer, £1 nominal amount of Loan Notes

The Loan Notes, which will be freely transferable, will be unsecured obligations of Exel and will be issued, credited as fully paid, in amounts and integral multiples of £1 nominal value. All fractional entitlements to the aggregate value of Loan Notes for which a Tibbett & Britten Shareholder elects will be disregarded and not paid. The Loan Notes are neither secured nor guaranteed. No application has been or will be made for the Loan Notes to be listed on, or dealt or traded on, any stock exchange.

The Loan Notes will bear interest at the rate of LIBOR, as determined on the first business day of each interest period, less 0.75 per cent. Interest on the Loan Notes (less an amount for or on account of any tax required by law to be deducted or withheld therefrom) will be payable twice yearly in arrears on 31 December and 30 June in each year (or, if not a business day in any year, on the first business day thereafter). The first interest payment on the Loan Notes will be made on 31 December 2004 in respect of the period from (and including) the date of issue of the relevant Loan Note. Holders of Loan Notes will have the option to redeem all or any part of their Loan Notes for cash at par, together with interest, on 31 December 2005 (or, where Loan Notes are issued on or after 31 December 2004, on the first interest payment date falling after the first anniversary of issue of such Loan Notes) or any subsequent interest payment date. The Loan Notes may be redeemed by Exel at any time on or after 31 December 2007, if the nominal amount of all the Loan Notes outstanding is 25 per cent. or less of the aggregate nominal amount of the Loan Notes issued or is £1 million or less. Unless previously redeemed or purchased, the Loan Notes will be redeemed in full at par, together with accrued interest on 31 December 2009.

The Loan Note Alternative will be conditional on the Offer becoming or being declared unconditional in all respects and will remain open for so long as the Offer remains open for acceptance. No Loan Notes will be issued unless, by the time the Offer becomes or is declared wholly unconditional, valid elections from accepting Tibbett & Britten Shareholders have been received for at least £2 million nominal value of Loan Notes (or such lesser value as Exel may decide). If insufficient elections are received, Tibbett & Britten Shareholders who validly elect for the Loan Note Alternative will instead receive cash in accordance with the terms of the Offer.

The Loan Notes have not been, nor will they be, registered under the Securities Act or under the relevant securities law of any state or other jurisdiction of the United States, nor have clearances been, nor will they be, obtained from any securities commission or similar authority of any province or territory of Canada and no prospectus has been or will be, lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance and the Loan Notes have not been, nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of the United States, Canada, Australia or Japan. Accordingly, unless an exemption under relevant securities law is available, the Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in or into or from the United States, Canada, Australia, Japan or any other jurisdiction where to do so would constitute a violation of the relevant laws of, or require registration thereof in, that jurisdiction, or to or for the account or benefit of any US Person or resident of Canada, Australia or Japan.

9. *Terms and conditions*

The Tibbett & Britten Shares will be acquired pursuant to the Offer by or on behalf of Exel, fully paid up and free from all liens, equities, charges, encumbrances and any other third party rights of any kind whatsoever, and together with all rights now or hereafter attaching thereto including all voting rights and the right to all dividends and other distributions declared, made or paid after 16 June 2004 (being the date of this announcement). If the Offer becomes or is declared unconditional in all respects, there will be no interim dividend declared or paid on the Tibbett & Britten Shares in respect of the year ending 31 December 2004.

The Offer will be subject to the conditions and further terms set out in Appendix I to this announcement and certain further terms to be set out in the Offer Document and in the Form of Acceptance.

10. Financing

The cash consideration payable under the Offer will be funded from Exel's own resources and bank facilities.

11. Exel Extraordinary General Meeting

Given the size of the proposed transaction, the Offer requires the approval of the shareholders of Exel. An Extraordinary General Meeting will be convened for this purpose at which an ordinary resolution will be proposed requiring a majority of the shares being voted in favour of the resolution. The circular containing the notice of the Extraordinary General Meeting will be sent to Exel's shareholders as soon as practicable.

The directors of Exel intend to vote in favour of the necessary resolution to approve the Offer in respect of their own beneficial shareholdings amounting to 436,780 Exel Shares, representing approximately 0.15 per cent. of Exel's issued share capital.

12. Management and employees

Exel confirms that the existing employment rights, including pension rights, of all employees of the Tibbett & Britten Group will be fully safeguarded.

13. Tibbett & Britten Share Option Schemes and Long Term Incentive Plans

The Offer will extend to any Tibbett & Britten Shares unconditionally allotted or issued whilst the Offer remains open for acceptance (or by such earlier date as Exel may, subject to the Code, determine) including any such shares allotted or issued pursuant to the exercise of options under the Tibbett & Britten Share Option Schemes. Following the Offer becoming or being declared unconditional in all respects, Exel intends to make appropriate proposals to holders of options under the Tibbett & Britten Share Option Schemes to the extent that such options have not been exercised or lapsed. Participants in the Tibbett & Britten Long Term Incentive Plans will receive their entitlement pursuant to those plans.

14. Inducement fee arrangements

As an inducement to Exel to make the Offer, Tibbett & Britten has agreed to pay to Exel an inducement fee of £3 million in the event that the directors of Tibbett & Britten withdraw or adversely modify their recommendation of the Offer and thereafter the Offer is not made or lapses because it has failed to become unconditional as to acceptances within the time permitted in the Code; or within six months of the date hereof an offer from a third party is made and then becomes or is declared unconditional in all respects or is completed. Exel has confirmed to the Board of Tibbett & Britten that it would not make the Offer without entering into this inducement fee agreement with Tibbett & Britten.

Exel has agreed to pay to Tibbett & Britten an inducement fee of £3 million in the event that the directors of Exel withdraw or adversely modify their recommendation to the shareholders of Exel that they vote in favour of the resolution to approve the Offer and thereafter the Offer is not made, lapses or is withdrawn; or the Offer lapses pursuant to the provisions of Rule 12.1 of the Code or as a result of the non-fulfilment of conditions (b) to (d) of the conditions to the Offer.

15. Compulsory acquisition, de-listing and cancellation of trading

If Exel receives acceptances under the Offer in respect of, and/or otherwise acquires, 90 per cent. or more of the Tibbett & Britten Shares to which the Offer relates and assuming that all of the other conditions of the Offer have been satisfied or waived (if capable of being waived), Exel intends to exercise its rights pursuant to the provisions of Sections 428 to 430(F) (inclusive) of the Companies Act to acquire compulsorily the remaining Tibbett & Britten Shares on the same terms as the Offer.

Assuming the Offer becomes or is declared unconditional in all respects, Exel intends to procure the making of an application by Tibbett & Britten to the UK Listing Authority for cancellation of the listing of the Tibbett & Britten Shares on the Official List and to the London Stock Exchange for the cancellation of trading of the Tibbett & Britten Shares on the London Stock Exchange's market for listed securities. It is anticipated that the cancellation of Tibbett & Britten's listing and admission to trading will take effect no earlier than the later of (i) the expiry of any period during which holders of options under the Tibbett & Britten Share Option Schemes may elect to accept proposals made by Exel in respect of the options granted under the Tibbett & Britten Share Option Schemes, and (ii) the expiry of 20 business days after the Offer becomes or is declared unconditional in all respects.

It is also proposed that, following the Offer becoming or being declared unconditional in all respects and after the Tibbett & Britten Shares are de-listed, Tibbett & Britten will be re-registered as a private company under the relevant provisions of the Companies Act.

16. Overseas Tibbett & Britten Shareholders

The availability of the Offer to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. Further details in relation to overseas Tibbett & Britten Shareholders will be contained in the Offer Document and the Form of Acceptance.

The Offer will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of such jurisdiction, and cannot be accepted by any such use, means or instrumentality or facility from or within the United States, Canada, Australia or Japan.

17. Disclosure of interests in Tibbett & Britten Shares

Exel owns, through Exel International Holdings Limited, 10 Tibbett & Britten Shares, representing less than 0.01 per cent. of the existing ordinary share capital of Tibbett & Britten. Other than this, neither Exel, nor any Director of Exel or, so far as Exel is aware, any party acting in concert with Exel, owns or controls any Tibbett & Britten Shares or any securities convertible or exchangeable into, or any rights to subscribe for or purchase, the same, or holds any options to acquire Tibbett & Britten Shares or has entered into any derivative referenced to Tibbett & Britten Shares ("Relevant Tibbett & Britten Securities") which remain outstanding, nor does any such person have any arrangement in relation to Relevant Tibbett & Britten Securities. For these purposes, "arrangement" includes any indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature, relating to Relevant Tibbett & Britten Securities which may be an inducement to deal or refrain from dealing in such securities. In the interests of secrecy prior to this announcement, Exel has not made any enquires in this respect of certain parties who may be presumed by the Panel to be acting in concert with Exel for the purposes of the Offer.

18. General

This announcement does not constitute an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to buy or subscribe for any securities pursuant to the Offer or otherwise. The Offer will be made by the Offer Document and the Form of Acceptance accompanying the Offer Document, which will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. In deciding whether or not to accept the Offer in respect of their Tibbett & Britten Shares, Tibbett & Britten Shareholders should rely on the information contained in, and procedures described in, the Offer Document and the Form of Acceptance.

The formal Offer Document and Form of Acceptance setting out the full terms and conditions of the Offer will be posted to Tibbett & Britten Shareholders as soon as practicable, other than to Tibbett & Britten Shareholders with addresses in the United States, Australia, Canada or Japan.

The conditions to and certain further terms of the Offer are set out in Appendix I to this announcement. Appendix II sets out the sources and bases for certain statements made in this announcement. Appendix III to this announcement contains definitions of certain expressions used in this announcement.

UBS is acting as financial adviser to Exel and Cazenove is acting as broker.

Dresdner Kleinwort Wasserstein is acting as financial adviser and broker to Tibbett & Britten.

Enquiries

Exel John Dawson	Telephone +44 1344 744409
UBS Melanie Gee Alistair Defriez Ian Bonnor-Moris	Telephone +44 20 7567 8000
Cazenove Michael Wentworth-Stanley Malcolm Moir	Telephone +44 20 7588 2828
The Maitland Consultancy Angus Maitland Lydia Pretzlik	Telephone +44 20 7379 5151
Tibbett & Britten Mike Arrowsmith Mark Whiteling	Telephone +44 20 8327 2000
Dresdner Kleinwort Wasserstein Christopher Treneman Jonathan Flory	Telephone +44 20 7623 8000
gcg hudson sandler Andrew Hayes Jessica Rouleau	Telephone +44 20 7796 4133

UBS, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Exel and for no one else in connection with the Offer and will not be responsible to anyone other than Exel for providing the protections afforded to clients of UBS nor for providing advice in relation to the Offer or any matter referred to herein.

Cazenove, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Exel and for no one else in connection with the Offer and will not be responsible to

anyone other than Exel for providing the protections afforded to clients of Cazenove nor for providing advice in relation to the Offer or any matter referred to herein.

Dresdner Kleinwort Wasserstein, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as broker to Tibbett & Britten and for no one else in connection with the Offer and will not be responsible to anyone other than Tibbett & Britten for providing the protections afforded to clients of Dresdner Kleinwort Wasserstein nor for providing advice in relation to the Offer or any matter referred to herein.

APPENDIX I

CONDITIONS AND CERTAIN FURTHER TERMS OF THE OFFER

The Offer, which will be made by UBS on behalf of Exel, will comply with the rules and regulations of the Financial Services Authority and the London Stock Exchange and the Code. In addition, the Offer will be governed by English law and will be subject to the jurisdiction of the courts of England and will be made on the terms and conditions set out below and in the formal Offer Document and in the related Form of Acceptance.

Part A: Conditions of the Offer

The Offer will be subject to the following conditions:

(a) valid acceptances being received (and not, where permitted, withdrawn) by not later than 3.00 p.m. on the first closing date of the Offer (or such later time(s) and/or date(s) as Exel may, with the consent of the Panel or in accordance with the Code, decide) in respect of not less than 90 per cent. (or such lower percentage as Exel may decide) in nominal value of the Tibbett & Britten Shares to which the Offer relates, provided that this condition shall not be satisfied unless Exel and/or any of its wholly-owned subsidiaries shall have acquired or agreed to acquire, whether pursuant to the Offer or otherwise, Tibbett & Britten Shares carrying in aggregate more than 50 per cent. of the voting rights then normally exercisable at general meetings of Tibbett & Britten. For the purposes of this condition:

(i) Tibbett & Britten Shares which have been unconditionally allotted but not issued before the Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise, shall be deemed to carry the voting rights they will carry on being entered into the Register of Members of Tibbett & Britten; and

(ii) the expression "Tibbett & Britten Shares to which the Offer relates" shall be construed in accordance with Sections 428 to 430F of the Companies Act;

(b) insofar as the Offer constitutes a concentration with a Community dimension within the scope of Council Regulation (EC) 139/2004 (the "Regulation"):

(i) the European Commission having confirmed in writing, in terms satisfactory to Exel, that it does not intend to initiate proceedings under Article 6(1)(c) of the Regulation in respect of the proposed acquisition of Tibbett & Britten by Exel (or any part thereof);

(ii) in the event that a request under Article 9(2) of the Regulation has been made by the United Kingdom, either:

(aa) the European Commission having confirmed in writing, in terms satisfactory to Exel, that it does not intend to refer the proposed

acquisition of Tibbett & Britten by Exel (or any part thereof) to the competent authorities of the United Kingdom in accordance with Article 9(3) of the Regulation; or

(bb) in the event the European Commission, in accordance with Article 9(3) of the Regulation, refers the proposed acquisition of Tibbett & Britten by Exel (or any part thereof) to the competent authorities of the United Kingdom, the Office of Fair Trading having confirmed in writing, in terms satisfactory to Exel, that it does not intend to refer the proposed acquisition of Tibbett & Britten by Exel, or any matter arising therefrom or related thereto, to the Competition Commission;

(iii) in the event that a request under Article 9(2) of the Regulation has been made by a European Union or EFTA state other than the United Kingdom, the European Commission having confirmed in writing, in terms satisfactory to Exel, that it does not intend to refer the proposed acquisition of Tibbett & Britten by Exel (or any part thereof), to a competent authority of that Member State in accordance with Article 9(3) of the Regulation; and

(iv) no indication having been made that a European Union or EFTA state intends to take appropriate measures to protect legitimate interests pursuant to Article 21(4) of the Regulation in relation to the proposed acquisition of Tibbett & Britten by Exel or any aspect of such acquisition;

(c) all necessary filings having been made and all or any appropriate waiting periods under the United States Hart-Scott-Rodino Anti-trust Improvements Act of 1976 (as amended) and the regulations thereunder having expired, lapsed or been terminated as appropriate in each case in respect of the Offer and the proposed acquisition of any shares in, or control of, Tibbett & Britten by Exel;

(d) all notices and information which Exel or any member of the wider Exel Group deems necessary or appropriate in connection with the proposed acquisition of Tibbett & Britten by Exel having been filed with the Competition Commissioner under the Canadian Competition Act 1985 (as amended) (the "Competition Act") and:

(i) Exel having received from the Competition Commissioner, in terms satisfactory to Exel, an advance ruling certificate in accordance with section 102 of the Competition Act in connection with the proposed acquisition of Tibbett & Britten by Exel; or

(ii) the Competition Commissioner having confirmed in writing, in terms satisfactory to Exel, that she has no intention to file an application under Part VIII of the Competition Act in connection with the proposed acquisition of Tibbett & Britten by Exel;

(e) the passing at an Extraordinary General Meeting (or at any adjournment thereof) of Exel of such resolution or resolutions as are necessary to approve,

implement and effect the Offer and the acquisition of any Tibbett & Britten Shares;

(f) save as disclosed to Exel or its advisers by Tibbett & Britten or its advisers prior to 16 June 2004 there being no provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Tibbett & Britten Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, which in consequence of the Offer or the proposed acquisition of any shares or other securities in Tibbett & Britten or because of a change in the control or management of Tibbett & Britten or otherwise, would or might reasonably be expected to result (to an extent which would have a material adverse effect on the Tibbett & Britten Group taken as a whole) in:

(i) any material amount of moneys borrowed by, or any other material indebtedness (actual or contingent) of, or grant available to, any such member, being or becoming repayable or capable of being declared repayable immediately or earlier than their or its stated maturity date or repayment date or the ability of any such member to borrow moneys or incur any material indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

(ii) any such agreement, arrangement, licence, permit or other instrument or the rights, liabilities, obligations or interests of any such member thereunder being terminated or materially and adversely modified or affected or any obligation or liability arising or any adverse action being taken or arising thereunder;

(iii) any material assets or interests of any such member being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged;

(iv) the creation or enforcement of any mortgage, charge or other security interest over the whole or any material part of the business, property or assets of any such member;

(v) the rights, liabilities, obligations or interests of any such member in, or the business of any such member with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, modified or affected;

(vi) the value of any such member or its financial or trading position being prejudiced materially and adversely affected;

(vii) any such member ceasing to be able to carry on business under any name under which it presently does so; or

(viii) the creation of any material liability, actual or contingent, by any such member;

and no event having occurred which, under any provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Tibbett & Britten Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, could result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (viii) of this paragraph (f);

(g) no government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body, court, trade agency, association, institution or any other body or person whatsoever in any jurisdiction (each a "Third Party") having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or enacted, made or proposed any statute, regulation, decision or order, or having taken any other steps which would or might reasonably be expected to:

(i) require, prevent or delay the divestiture, or alter the terms envisaged for any proposed divestiture by any member of the wider Exel Group or any member of the wider Tibbett & Britten Group of all or any material portion of their respective businesses, assets or property or impose any limitation on the ability of any of them to conduct their respective businesses (or any of them) or to own any of their respective assets or properties or any material part thereof in any such case in a manner or to an extent which is material in the context of the Exel Group taken as a whole or the Tibbett & Britten Group taken as a whole;

(ii) require, prevent or materially delay the divestiture by any member of the wider Exel Group of any shares or other securities in Tibbett & Britten;

(iii) impose any material limitation on, or result in a delay in, the ability of any member of the wider Exel Group directly or indirectly to acquire or to hold or to exercise effectively any rights of ownership in respect of shares or loans or securities convertible into shares or any other securities (or the equivalent) in any member of the wider Tibbett & Britten Group or the wider Exel Group or to exercise management control over any such member in any such case in a manner or to an extent which is material in the context of the Tibbett & Britten Group taken as a whole;

(iv) otherwise materially and adversely affect the business, assets, profits or prospects of any member of the wider Exel Group or of any member of the wider Tibbett & Britten Group;

(v) make the Offer or its implementation or the acquisition or proposed acquisition by Exel or any member of the wider Exel Group of any shares or other securities in, or control of, Tibbett & Britten void, illegal and/or unenforceable under the laws of any jurisdiction, or otherwise materially directly or indirectly, restrain, restrict, prohibit, delay or otherwise interfere with the same, or impose material additional conditions or obligations with respect thereto, or otherwise materially challenge or interfere therewith;

(vi) require any member of the wider Exel Group or the wider Tibbett & Britten Group to offer to acquire any shares or other securities (or the equivalent) or interest in any member of the wider Tibbett & Britten Group (other than Tibbett & Britten) or the wider Exel Group owned by any third party in any such case in a manner and to an extent which is material in the context of the Tibbett & Britten Group taken as a whole;

(vii) impose any material limitation on the ability of any member of the wider Tibbett & Britten Group to co-ordinate its business, or any part of it, with the businesses of any other members; or

(viii) result in any member of the wider Tibbett & Britten Group ceasing to be able to carry on business under any name under which it presently does so;

and all applicable waiting and other time periods during which any such Third Party could institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or any other step under the laws of any jurisdiction in respect of the Offer or the acquisition or proposed acquisition of any Tibbett & Britten Shares having expired, lapsed or been terminated;

(h) all necessary filings or applications having been made in connection with the Offer and all statutory or regulatory obligations in any jurisdiction having been complied with in connection with the Offer or the acquisition by any member of the wider Exel Group of any shares or other securities in, or control of, Tibbett & Britten and all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals deemed necessary or appropriate by Exel or any member of the wider Exel Group for or in respect of the Offer or the proposed acquisition of any shares or other securities in, or control of, Tibbett & Britten by any member of the wider Exel Group having been obtained in terms and in a form satisfactory to Exel from all appropriate Third Parties or persons with whom any member of the wider Tibbett & Britten Group has entered into contractual arrangements and all such authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals together with all material authorisations, orders, recognitions, grants, licences, confirmations, clearances, permissions and approvals necessary or appropriate to carry on the business of any member of the wider Tibbett & Britten Group remaining in full force and effect and all filings necessary for such purpose having been made and there being no notice or intimation of any intention to revoke or not to renew any of the same at the time at which the Offer becomes otherwise unconditional and all necessary statutory or regulatory obligations in any jurisdiction having been complied with;

(i) since 31 December 2003 and save as publicly announced in accordance with the Listing Rules by Tibbett & Britten prior to 16 June 2004 (or as disclosed to Exel or its advisers by Tibbett & Britten or its advisers prior to 16 June 2004), no member of the wider Tibbett & Britten Group having:

(i) save as between Tibbett & Britten and wholly owned subsidiaries of Tibbett & Britten or save for Tibbett & Britten Shares issued pursuant to

the exercise of options granted under the Tibbett & Britten Share Option Schemes, issued, authorised or proposed the issue of additional shares of any class;

(ii) save as between Tibbett & Britten and wholly owned subsidiaries of Tibbett & Britten or save for the grant of options under the Tibbett & Britten Share Option Schemes, issued or agreed to issue, authorised or proposed the issue of securities convertible into shares of any class or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities;

(iii) save as between Tibbett & Britten and wholly owned subsidiaries of Tibbett & Britten recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise, save for the final dividend for the year ended 31 December 2003 paid on 28 May 2004 to Tibbett & Britten Shareholders on the register at 7 May 2004;

(iv) save for intra Tibbett & Britten Group transactions, transactions in the ordinary course of business and/or transactions which are not material in the context of the Tibbett & Britten Group taken as a whole merged or demerged with any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any asset (including shares and trade investments) or authorised or proposed or announced any intention to propose any merger, demerger, acquisition or disposal, transfer, mortgage, charge or security interest;

(v) save for intra Tibbett & Britten Group transactions made or authorised or proposed or announced an intention to propose any change in its loan capital;

(vi) issued, authorised or proposed the issue of any debentures or, save for intra Tibbett & Britten Group transactions or save in the ordinary course of business, incurred or increased any indebtedness or become subject to any contingent liability;

(vii) purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect of the matters mentioned in sub-paragraph (i) above, made any other change to any part of its share capital;

(viii) implemented, or authorised, proposed or announced its intention to implement, any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement or entered into or changed the terms of any contract with any director or senior executive;

(ix) entered into or in any material respect, varied or authorised, proposed or announced its intention to enter into or vary any contract, transaction or commitment (whether in respect of capital expenditure or otherwise)

which is of a long-term, onerous or unusual nature or magnitude or which is or could be restrictive on the businesses of any member of the wider Tibbett & Britten Group or the wider Exel Group or which involves or could involve an obligation of such a nature or magnitude or which is other than in the ordinary course of business, and which is material in the context of the Tibbett & Britten Group taken as a whole;

(x) taken any corporate action or had any legal proceedings started or threatened against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person appointed in each case which is material in the context of the Tibbett & Britten Group taken as a whole;

(xi) entered into any contract, transaction or arrangement which would be restrictive on the business of any member of the wider Tibbett & Britten Group or the wider Exel Group;

(xii) waived or compromised any claim which is material in the context of the Tibbett & Britten Group taken as a whole otherwise than in the ordinary course of business; or

(xiii) entered into any contract, commitment, arrangement or agreement or passed any resolution or made any offer (which remains open for acceptance) with respect to, or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this condition;

and, for the purposes of sub-paragraphs (iii),(iv), (v) and (vi) of this condition, the term "Tibbett & Britten Group" shall mean Tibbett & Britten and its wholly-owned subsidiaries;

(j) since 31 December 2003 and save as disclosed in the accounts of Tibbett & Britten for the year then ended and save as publicly announced in accordance with the Listing Rules by Tibbett & Britten prior to 16 June 2004 or as disclosed Exel or its advisers by Tibbett & Britten or its advisers prior to 16 June 2004:

(i) no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits of any member of the wider Tibbett & Britten Group in a manner or to an extent that is material in the context of the Tibbett & Britten Group taken as a whole;

(ii) no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the wider Tibbett & Britten Group is or may become a party (whether as a plaintiff, defendant or otherwise) and no investigation by any Third Party against or in respect of any member of the wider Tibbett & Britten Group having been instituted, announced or threatened by or against or remaining outstanding in respect of, any member of the wider Tibbett & Britten

Group which in any case might reasonably be expected to materially and adversely affect the Tibbett & Britten Group taken as a whole;

(iii) no contingent or other liability of any member of the wider Tibbett & Britten Group having arisen or become apparent to Exel which in any case might reasonably be expected to materially and adversely affect the Tibbett & Britten Group taken as a whole; and

(iv) no steps having been taken which are likely to result in the withdrawal, cancellation, termination or material modification of any licence held by any member of the wider Tibbett & Britten Group and which is material in the context of the Tibbett & Britten Group taken as a whole;

(k) save as disclosed to Exel or its advisers by Tibbett & Britten or its advisers prior to 16 June 2004, Exel not having discovered:

(i) that any financial, business or other information concerning the wider Tibbett & Britten Group as contained in the information publicly disclosed at any time by, or on behalf of, any member of the wider Tibbett & Britten Group is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make that information not misleading;

(ii) that any member of the wider Tibbett & Britten Group, or any partnership, company or other entity in which any member of the wider Tibbett & Britten Group has a significant economic interest and which is not a subsidiary undertaking of Tibbett & Britten, is subject to any liability (contingent or otherwise) which is not disclosed in the annual report and accounts of Tibbett & Britten for the year ended 31 December 2003; or

(iii) any information which materially affects the import of any information disclosed at any time by or on behalf of any member of the wider Tibbett & Britten Group; and

(l) save as disclosed to Exel or its advisers by Tibbett & Britten or its advisers prior to 16 June 2004, Exel not having discovered that:

(i) any past or present member of the wider Tibbett & Britten Group has failed to comply with any and/or all applicable legislation or regulation of any jurisdiction with regard to the disposal, spillage, release, discharge, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health or animal health or otherwise relating to environmental matters, or that there has otherwise been any such disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, and wherever the same may have taken place) any of which disposal, spillage, release, discharge, leak or emission would be likely to give rise to any liability (actual or contingent) on the part of any member of the

wider Tibbett & Britten Group and which is material in the context of the Tibbett & Britten Group taken as a whole; or

(ii) there is, or is likely to be, for that or any other reason whatsoever, any liability (actual or contingent) of any past or present member of the wider Tibbett & Britten Group to make good, repair, reinstate or clean up any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the wider Tibbett & Britten Group, under any environmental legislation, regulation, notice, circular or order of any government, governmental, quasi-governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other person or body in any jurisdiction and which is material in the context of the Tibbett & Britten Group taken as a whole.

For the purposes of these conditions the "wider Tibbett & Britten Group" means Tibbett & Britten and its subsidiary undertakings, associated undertakings and any other undertaking in which Tibbett & Britten and/or such undertakings (aggregating their interests) have a significant interest and the "wider Exel Group" means Exel and its subsidiary undertakings, associated undertakings and any other undertaking in which Exel and/or such undertakings (aggregating their interests) have a significant interest, and for these purposes "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the Companies Act, other than paragraph 20(1)(b) of Schedule 4A to that Act which shall be excluded for this purpose, and "significant interest" means a direct or indirect interest in ten per cent. or more of the equity share capital (as defined in that Act).

Exel reserves the right to waive, in whole or in part, all or any of the above conditions, except conditions (a) and (e).

Condition (e) must be fulfilled by, and conditions (b), (c), (d) and (f) to (l) (inclusive) must be fulfilled or waived by, midnight on the 21st day after the later of the first closing date of the Offer and the date on which condition (a) is fulfilled (or in each such case such later date as the Exel may, with the consent of the Panel, decide). Exel shall be under no obligation to waive or treat as satisfied any of the conditions (b), (c), (d) or (f) to (l) (inclusive) by a date earlier than the latest date specified above for the satisfaction thereof, notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

If Exel is required by the Panel to make an offer for Tibbett & Britten Shares under the provisions of Rule 9 of the Code, Exel may make such alterations to any of the above conditions as are necessary to comply with the provisions of that Rule.

The Offer will lapse if the European Commission initiates proceedings under Article 6(1)(c) of the Regulation or the Offer is referred to the Competition Commission before 3.00 p.m. on the first closing date of the Offer or the date on which the Offer becomes or is declared unconditional as to acceptances, whichever is the later. If the Offer so

lapses, the Offer will cease to be capable of further acceptances and Exel and Tibbett & Britten Shareholders shall cease to be bound by prior acceptances.

Part B: Certain further terms of the Offer

The Offer will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or by any facilities of a national securities exchange of, the United States, Canada, Australia or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facility or from within the United States, Canada, Australia or Japan.

The Loan Notes have not been, nor will they be, registered under the Securities Act or under the relevant securities law of any state or other jurisdiction of the United States, nor have clearances been, nor will they be, obtained from any securities commission or similar authority of any province or territory of Canada and no prospectus has been or will be, lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance and the Loan Notes have not been, nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of the United States, Canada, Australia or Japan. Accordingly, unless an exemption under relevant securities law is available, the Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in or into or from the United States, Canada, Australia, Japan or any other jurisdiction where to do so would constitute a violation of the relevant laws of, or require registration thereof in, that jurisdiction, or to or for the account or benefit of any US Person or resident of Canada, Australia or Japan.

Tibbett & Britten Shares will be acquired under the Offer free from all liens, equities, charges, encumbrances and any other third party rights of any kind whatsoever, and together with all rights attaching thereto, including all voting rights and the right to all dividends and other distributions declared, made or paid after 16 June 2004 (being the date of this announcement).

APPENDIX II

SOURCES AND BASES

In this announcement:

(i) unless otherwise stated, financial information on Tibbett & Britten and Exel and their respective groups has been extracted without material adjustment from the published audited annual report and accounts for the relevant periods;

(ii) the Offer values the entire issued share capital of Tibbett & Britten at approximately £328 million based on the Offer price of 668 pence for each Tibbett & Britten Share and approximately 49.1 million shares in issue and to be issued based upon 48,640,995 ordinary shares of Tibbett & Britten Shares being in issue on 15 June 2004 and an estimated net number of shares of 0.47 million to be issued to cover Tibbett & Britten share option schemes. This does not take into account the further costs necessary to cover entitlements under the Tibbett & Britten Long Term Incentive Plans;

(iii) historical share prices are derived from the London Stock Exchange's Daily Official List;

(iv) the enterprise value of £379.5 million is calculated as the sum of the approximate offer value of £328 million, the reported net debt of £50.8 million and the reported minority interest of £0.7 million as at 31 December 2003; and

(v) the EBITDA for the year ended 31 December 2003 of £56.6 million is calculated as the sum of the reported Tibbett & Britten Group operating profit before goodwill amortisation of £25.9 million and the reported depreciation charge for the year of £30.7 million.

APPENDIX III

DEFINITIONS

The following definitions apply throughout this document, unless the context otherwise requires:

"Australia"	the Commonwealth of Australia, its states, territories and possessions;
"Board" or **"Directors"**	as the context requires, the board of directors of Tibbett & Britten or the board of directors of Exel;
"business day"	any day, other than a Saturday, Sunday or public or bank holiday, on which banks are generally open for business in the City of London;
"Canada"	Canada, its provinces, territories and all areas subject to its jurisdiction and any political sub-division thereof;
"Cazenove"	Cazenove & Co. Ltd;
"Code"	The City Code on Takeovers and Mergers;
"Companies Act"	the Companies Act 1985 (as amended);
"Dresdner Kleinwort Wasserstein"	Dresdner Kleinwort Wasserstein Limited;
"Enlarged Group"	Exel and its subsidiary undertakings following completion of the Offer;
"Exel Group"	Exel and its subsidiary undertakings and associated undertakings;
"Exel" or the **"Company"**	Exel plc;
"Financial Services Authority"	the Financial Services Authority Limited;
"Form of Acceptance"	the form of acceptance and authority relating to the Offer to be despatched to Tibbett & Britten Shareholders with the Offer Document;
"Japan"	Japan, its cities, prefectures, territories and possessions;
"Listing Rules"	the Listing Rules of the UK Listing Authority;

"Loan Note Alternative"	the alternative under which Tibbett & Britten Shareholders who validly accept the Offer will be entitled to elect to receive Loan Notes instead of all or part of the cash consideration to which they would otherwise have been entitled under the Offer;
"Loan Notes"	the Loan Notes of Exel to be issued pursuant to the Loan Note Alternative;
"London Stock Exchange"	London Stock Exchange plc;
"Offer Document"	the document to be addressed to Tibbett & Britten Shareholders and any revision thereof constituting the terms and conditions of the Offer;
"Offer"	the recommended cash offer to be made by UBS on behalf of Exel to acquire all the Tibbett & Britten Shares not already owned by Exel and including, where the context so permits, the Loan Note Alternative on the terms and subject to the conditions which will be set out in the Offer Document and the Form of Acceptance including, where the context so requires, any subsequent revision, variation, extension or renewal of such offer;
"Panel"	The Panel on Takeovers and Mergers;
"pounds", **"£"** or **"pence"**	the lawful currency of the United Kingdom;
"Tibbett & Britten Group"	Tibbett & Britten and its subsidiary undertakings and associated undertakings;
"Tibbett & Britten Share Option Schemes"	the Tibbett & Britten Group Savings Related Share Option Scheme, the Tibbett & Britten Executive Share Option Scheme and the Tibbett & Britten Long Term Incentive Plans;
"Tibbett & Britten Shareholders"	the holders of Tibbett & Britten Shares;
"Tibbett & Britten Shares"	the existing unconditionally allotted or issued and fully paid (or credited as fully paid) ordinary shares of 5 pence each in the capital of Tibbett & Britten and any further such shares which are unconditionally allotted or issued on or prior to the date on which the Offer closes or, subject to the provisions of the Code, such earlier date or dates as Exel may decide;
"Tibbett & Britten"	Tibbett & Britten Group plc;

"Securities Act"	the United States Securities Act of 1933, as amended;
"UBS"	UBS Limited;
"UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for listing under Part VI of the Financial Services and Markets Act 2000;
"United Kingdom" or **"UK"**	the United Kingdom of Great Britain and Northern Ireland;
"United States" or **"US"**	the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia, and all other areas subject to its jurisdiction; and
"US Person"	as defined in Regulation S under the Securities Act.

Certain other capitalised terms not otherwise defined above are defined and used elsewhere in this document. In this announcement, "this announcement" means and includes the Appendices.

All times referred to are London times unless otherwise stated.

CD041660134

Exel realises further cash from Sirva Inc investment

(London, UK, 18 June 2004) Exel, the world leader in supply chain management, announced today that, following the placement of Sirva Inc shares in the US, the Group received cash of some US$39m in June 2004.

Exel received US$74m for 3.5m shares placed at a price, net of costs, of US$21.175 per share. At the same time Exel paid Sirva US$35m to exercise its warrant for 2.8m shares at a price of US$12.62.

As part of the placement Exel could be called upon for up to an additional 2.8m shares. With the exception of the further call, Exel will retain 5.6m shares. Given the unpredictable nature of equity markets, the Group will continue to adopt a cautious view on the future realisable value.

--ends--

For further information contact:

John Dawson
Director of Corporate Affairs
Exel plc

Tel: +44 7733 301986

Exel receives additional US$59m in sale of shares in Sirva Inc

(London, UK, 22 June 2004) Exel, the world leader in supply chain management, announced today that, following the placement of Sirva Inc shares in the US, the Group has now sold a further 2.8m shares for a net consideration of US$59m.

This cash is in addition to the net receipts of US$39m received in mid June 2004. Exel's remaining stake in Sirva Inc is 2.8m shares.

--ends--

For further information contact:

John Dawson — +44 1344 744409
Director of Corporate Affairs
Exel plc

Louisa Potter — +44 1344 744208
Investor Relations Manager
Exel plc

08:34 23 Jun PRN-REG-Exel PLC<EXL.L> Offer foi bbett & Britten Group plc

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

Exel Plc

Recommended Cash Offer for Tibbett & Britten Group plc

Posting of Offer Document

Exel plc ("Exel") announces that the formal offer document containing the recommended cash offer (with a loan note alternative) for the entire issued and to be issued ordinary share capital of Tibbett & Britten Group plc not already owned by Exel (the "Offer"), which was announced on 16 June 2004 and made by UBS Limited ("UBS") on behalf of Exel, was posted yesterday.

Forms of acceptance should be completed, signed and returned in accordance with the instructions set out in the offer document and in the form of acceptance, so as to be received as soon as possible and, in any event, not later then 3.00p.m. on 13 July 2004. Any extensions of the Offer will be publicly announced by 8.00 a.m. (London time) on the business day following the day on which the Offer was due to expire.

The Directors of Exel accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Directors of Exel (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

UBS is acting for Exel and no one else in connection with the Offer and will not be responsible to anyone other than Exel for providing the protections offered to clients of UBS nor for providing advice in relation to the Offer.

This announcement does not constitute an offer to sell or an invitation to purchase any securities or the solicitation of an off to buy any securities.

END

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser, duly authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all your Tibbett & Britten Shares, please forward this document, together with the Form of Acceptance and the reply-paid envelope, as soon as possible, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee. **However, such documents should not be forwarded or transmitted in or into the United States, Canada, Australia or Japan or any other jurisdiction if to do so would violate the relevant laws of such jurisdiction.** If you have sold or otherwise transferred only part of your holding of Tibbett & Britten Shares, you should retain these documents.

This document should be read in conjunction with the accompanying Form of Acceptance. If you are a CREST sponsored member, you should refer to your CREST sponsor before completing the accompanying Form of Acceptance, as only your CREST sponsor will be able to send the necessary TTE Instructions to CRESTCo.

Recommended Cash Offer

by

UBS Limited

on behalf of

Exel plc

to acquire the entire issued and to be issued ordinary share capital of

Tibbett & Britten Group plc

UBS, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Exel and for no one else in connection with the Offer and will not be responsible to anyone other than Exel for providing the protections afforded to clients of UBS nor for providing advice in relation to the Offer or any matter referred to herein.

Cazenove, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Exel and for no one else in connection with the Offer and will not be responsible to anyone other than Exel for providing the protections afforded to clients of Cazenove nor for providing advice in relation to the Offer or any matter referred to herein.

Dresdner Kleinwort Wasserstein, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Tibbett & Britten and for no one else in connection with the Offer and will not be responsible to anyone other than Tibbett & Britten for providing the protections afforded to clients of Dresdner Kleinwort Wasserstein nor for providing advice in relation to the Offer or any matter referred to herein.

CONTENTS

You are advised to read this document carefully.

If you have any queries, please contact Lloyds TSB Registrars' shareholder helpline on 0870 600 0673. This helpline is available from: 8.30 a.m. to 5.30 p.m. Monday to Friday.

Note: For legal reasons the shareholder helpline will only be available to provide information contained in this document and will be unable to give advice on the merits of the Offer or to provide legal, financial or taxation advice.

Letter of recommendation from the Chairman of Tibbett & Britten

Tibbett & Britten Group plc
Centennial Park, Elstree, Hertfordshire WD6 3TL, United Kingdom
T: +44 (0)20 8327 2000 F: +44 (0)20 8327 2199
E: info@tandb.co.uk W: www.tibbett-britten.com

Intelligent Logistics
Tibbett & Britten

22 June 2004

To: Tibbett & Britten Shareholders and, for information only, to participants in the Tibbett & Britten Share Option Schemes

Dear Shareholder,

RECOMMENDED CASH OFFER BY EXEL PLC FOR TIBBETT & BRITTEN GROUP PLC

1. Introduction

On 16 June 2004, the Boards of Tibbett & Britten and Exel announced the terms of a recommended cash offer to be made by UBS, on behalf of Exel, for the entire issued and to be issued ordinary share capital of Tibbett & Britten.

The purpose of this letter is to explain the background to the Offer and the reasons why the Tibbett & Britten Board considers the terms of the Offer to be fair and reasonable and unanimously recommends that you accept the Offer.

2. Terms of the Offer

The Offer is contained in the letter from UBS, Exel's financial adviser, set out in Part 2 of this document, and is being made on the following basis:

for each Tibbett & Britten Share: 668 pence in cash.

The Offer values the entire issued and to be issued ordinary share capital of Tibbett & Britten at approximately £328 million. Tibbett & Britten Shareholders (other than certain overseas shareholders), who validly accept the Offer may elect to receive Loan Notes instead of all or part of the cash consideration to which they would otherwise be entitled under the Offer. Further details of the Loan Notes are set out in paragraph 7 of the letter from UBS contained in Part 2 of this document.

The Offer represents:

- a premium of 14.3 per cent. to the closing middle market price of 584.5 pence per Tibbett & Britten Share on 15 June 2004, being the last business day prior to the announcement of the Offer;
- a premium of 36.3 per cent. to the closing middle market price of 490 pence per Tibbett & Britten Share on 14 June 2004, being the last business day prior to the announcement of an approach to Tibbett & Britten; and

THE QUEEN'S AWARDS FOR ENTERPRISE: INTERNATIONAL TRADE

- an historic multiple of 23.0 times reported earnings per share (pre-exceptional and goodwill) of 29.1 pence and an enterprise value (£379.5 million) multiple of 6.7 times EBITDA of £56.6 million for Tibbett & Britten for the year ended 31 December 2003.

3. Background to and reasons for recommending the Offer

Tibbett & Britten has come a long way since its flotation in 1986. With sales of £1,633.5 million for the year ended 31 December 2003, compared to £32.5 million at flotation, Tibbett & Britten has a substantial presence within the logistics sector providing solutions for complex extended supply chain management demands.

At the AGM on 19 May 2004, the following statement was made with regard to current trading:

"We have had a good start to the year and are pleased with the sustained progress that the Group has made. Overall, trading has been in line with the Board's expectations and is ahead of last year."

Tibbett & Britten operates in a number of countries around the world, with approximately 62 per cent. of sales now attributable to geographies outside the UK and Ireland. Nevertheless, in comparison with Exel and other major participants in the industry, it remains comparatively small at a time when global reach, scale and breadth of service offering can be competitive advantages. To date, Tibbett & Britten has remained highly competitive with these major participants and has as a result been able to remain at the forefront of the industry. In recommending the Exel proposal to shareholders, the Board is mindful that Tibbett & Britten could benefit from being larger or part of a larger group.

Accordingly, having received an approach that in its view represents fair value to shareholders, whilst joining our business and customers into an enlarged group that shares our own cultural values and customer focus, the Board concluded that it should recommend Exel's proposal to shareholders.

The combination of Exel and Tibbett & Britten is a good strategic fit with complementary sectoral and geographic strengths and extended supply chain competencies. Tibbett & Britten will strengthen Exel in a number of markets, enhance Exel's customer penetration and provide access to new sector, service and regional growth opportunities.

4. Irrevocable Undertakings to accept the Offer

Those Directors of Tibbett & Britten who own Tibbett & Britten Shares have given irrevocable undertakings to accept the Offer (or to use their best endeavours so to procure) in respect of their entire beneficial shareholdings. These irrevocable undertakings are binding and are given in respect of 3,100,423 Tibbett & Britten Shares, representing in aggregate approximately 6.37 per cent. of the existing issued ordinary share capital of Tibbett & Britten.

5. Inducement fee arrangements

As an inducement to Exel to make the Offer, Tibbett & Britten has agreed to pay to Exel an inducement fee of £3 million in the event that the Directors of Tibbett & Britten withdraw or adversely modify their recommendation of the Offer and thereafter the Offer is not made or lapses because it has failed to become unconditional as to acceptances within the time permitted in the Code; or if within six months of the date on which the Offer was announced, an offer from a third party is made and then becomes or is declared unconditional in all respects or is completed. Exel has confirmed to the Board of Tibbett & Britten that it would not make the Offer without entering into this inducement fee agreement with Tibbett & Britten.

Exel has agreed to pay to Tibbett & Britten an inducement fee of £3 million in the event that the Directors of Exel withdraw or adversely modify their recommendation to the shareholders of Exel that they vote in favour of the resolution to approve the Offer and thereafter the Offer is not made, lapses or is withdrawn; or if the Offer lapses pursuant to the provisions of Rule 12.1 of the Code or as a result of the non-fulfilment of conditions (B) to (D) of the conditions to the Offer which are set out in Part A of Appendix I to this document.

6. Management and employees

Exel has confirmed that, following the Offer becoming or being declared unconditional in all respects, the existing employment rights, including pension rights, of all employees in the Tibbett & Britten Group will be fully safeguarded.

7. Tibbett & Britten Share Option Schemes

The Offer will extend to any Tibbett & Britten Shares unconditionally allotted or issued whilst the Offer remains open for acceptance (or by such earlier date as Exel may, subject to the Code, determine) including any such shares allotted or issued pursuant to the exercise or take-up of rights under the Tibbett & Britten Share Option Schemes, including the Long Term Incentive Plan. Following the Offer becoming or being declared unconditional in all respects, Exel intends to make appropriate proposals to holders of options under the Tibbett & Britten Share Option Schemes to the extent that such options have not been exercised or lapsed. Participants in the Tibbett & Britten Long Term Incentive Plan will receive their entitlements pursuant to that plan.

8. Further information

Your attention is drawn to the letter from UBS in Part 2 of this document and to the Appendices to this document. **In particular, your attention is drawn to the procedure for accepting the Offer which is set out in paragraph 15 of the letter from UBS in Part 2 of this document.**

9. Action to be taken to accept the Offer

In order to accept the Offer, the accompanying Form of Acceptance must be completed, signed and returned, whether or not your Tibbett & Britten Shares are in CREST, in the reply-paid envelope provided, by post or by hand (during normal business hours only) to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or by hand only (during normal business hours only) to Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R 0AX so as to be received no later than 3.00 p.m. on 13 July 2004.

10. Recommendation

The Tibbett & Britten Directors, who have been so advised by their financial advisers, Dresdner Kleinwort Wasserstein, consider the terms of the Offer to be fair and reasonable. In giving advice to the Tibbett & Britten Directors, Dresdner Kleinwort Wasserstein has taken into account the Tibbett & Britten Directors' commercial assessments.

The Tibbett & Britten Directors unanimously recommend that Tibbett & Britten Shareholders accept the Offer.

Yours sincerely,

John Harvey CBE
(Executive Chairman)

[THIS PAGE INTENTIONALLY LEFT BLANK]

Letter from UBS

UBS Investment Bank

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

22 June 2004

To: Tibbett & Britten Shareholders and, for information only, to participants in the Tibbett & Britten Share Option Schemes

Dear Shareholder,

RECOMMENDED CASH OFFER FOR TIBBETT & BRITTEN GROUP PLC

1. Introduction

The Boards of Exel and Tibbett & Britten announced on 16 June 2004 the terms of a recommended cash offer, to be made by UBS on behalf of Exel, for the entire issued and to be issued ordinary share capital of Tibbett & Britten.

This letter, Appendix I to this document and the accompanying Form of Acceptance contain the formal terms and conditions of the Offer for your Tibbett & Britten Shares. To accept the Offer, the Form of Acceptance must be completed, signed and returned as soon as possible, whether or not your Tibbett & Britten Shares are held in CREST, and in any event so as to be received by Lloyds TSB Registrars no later than 3.00 p.m. on 13 July 2004.

Your attention is drawn to the letter from the Chairman of Tibbett & Britten in Part 1 of this document which sets out the reasons why the Board of Tibbett & Britten, who have been so advised by Dresdner Kleinwort Wasserstein, its financial advisers, consider the terms of the Offer to be fair and reasonable. The Directors of Tibbett & Britten have unanimously recommended all Tibbett & Britten Shareholders to accept the Offer and have irrevocably undertaken to do so (or to use their best endeavours so to procure) in respect of their entire beneficial holdings of, in aggregate, 3,100,423 Tibbett & Britten Shares, representing approximately 6.37 per cent. of the existing issued ordinary share capital of Tibbett & Britten.

2. The Offer

On behalf of Exel, UBS hereby offers to acquire, on the terms and subject to the conditions and further terms set out in this document and the accompanying Form of Acceptance, the entire issued and to be issued ordinary share capital of Tibbett & Britten not already owned by Exel, on the following basis:

for each Tibbett & Britten Share: 668 pence in cash.

The Offer values the entire issued and to be issued ordinary share capital of Tibbett & Britten at approximately £328 million. Tibbett & Britten Shareholders (other than certain overseas shareholders), who validly accept the Offer may elect to receive Loan Notes instead of all or part of the cash consideration to which they would otherwise be entitled under the Offer. Further details of the Loan Note Alternative are set out in paragraph 7 below and in Appendix II to this document.

The Offer represents:

- a premium of 14.3 per cent. to the closing middle market price of 584.5 pence per Tibbett & Britten Share on 15 June 2004, being the last business day prior to the announcement of the Offer;
- a premium of 36.3 per cent. to the closing middle market price of 490 pence per Tibbett & Britten Share on 14 June 2004, being the last business day prior to the announcement of an approach to Tibbett & Britten; and

- an historic multiple of 23.0 times reported earnings per share (pre-exceptional and goodwill) of 29.1 pence and an enterprise value (£379.5 million) multiple of 6.7 times EBITDA of £56.6 million for Tibbett & Britten for the year ended 31 December 2003.

The Tibbett & Britten Shares will be acquired under the Offer by, or on behalf of Exel, free from all liens, equities, charges, encumbrances and any other third party rights of any kind whatsoever, and together with all rights attaching thereto, including all voting rights and the right to all dividends and other distributions declared, made or paid after 16 June 2004 (being the day on which the announcement of the Offer was made).

Your attention is drawn to the procedure for acceptance of the Offer which is set out in paragraph 15 of this letter and in the accompanying Form of Acceptance.

The Offer is subject to the conditions and further terms set out in Appendix I to this document and in the accompanying Form of Acceptance.

3. Irrevocable Undertakings to accept the Offer

Exel has received irrevocable undertakings to accept the Offer (or to use their best endeavours so to procure) from those Directors of Tibbett & Britten who own Tibbett & Britten Shares in respect of their entire beneficial shareholdings. These irrevocable undertakings are binding and are given in respect of 3,100,423 Tibbett & Britten Shares, representing in aggregate approximately 6.37 per cent. of the existing issued ordinary share capital of Tibbett & Britten.

4. Rationale for the Offer

Exel has established a leading position as the world number one in supply chain management in a highly fragmented global market and continues to deliver good levels of organic growth across its operations and regions. The proposed acquisition of Tibbett & Britten is consistent with the development of Exel's business, in line with its customer focused strategy. Exel believes the acquisition of Tibbett & Britten would enhance its ability to deliver additional organic growth and, in particular, would:

- reinforce Exel's position in contract logistics outside the UK and provide critical mass in a number of key markets:
  - strengthen Exel's market position and resources in a number of markets, including Spain, Portugal, The Netherlands, Central and Eastern Europe, Latin America, Middle East and Asia Pacific;
  - provide critical mass in a number of key markets including Germany, Hungary, China and South Africa;
  - strengthen Exel's presence and resources in the US and Canada, particularly in the retail sector; and
  - add approximately 70 per cent. to Exel's contract logistics turnover in both Continental Europe and the Americas. The turnover of Tibbett & Britten's activities in Continental Europe and the Americas for the year ended 31 December 2003 were £283 million and £597 million, respectively;
- broaden Exel's capabilities in the key growth non-food retail sector through the integration of Tibbett & Britten's complementary customers and skills. Exel is developing a strong business in non-food retail where its ability to manage the global supply chain has delivered organic growth of 25 per cent. per annum in recent years. Tibbett & Britten has a good position in non-food retail, including areas such as fashion and DIY, providing predominantly national supply chain solutions; and
- create opportunities to sell integrated solutions (combining contract logistics and freight management) and to cross-sell Exel's freight management services to Tibbett & Britten's customer base. Exel believes the regional customer overlap is limited.

Exel has extensive experience in integrating contract logistics businesses and management teams. This includes the integration of Ocean Group and NFC in 2000 and subsequent contract logistics acquisitions in the US, UK, Brazil, Italy, Turkey, Belgium, Australia and New Zealand. Exel would draw upon this experience to integrate the two businesses.

Exel believes that, based on its preliminary estimates, it could achieve cost savings of £15-20 million from the integration and elimination of duplicated functions. Furthermore, the Board of Exel believes that the acquisition would enhance earnings per share in the first full year of ownership. (This statement should not be interpreted to mean that future earnings per share of Exel following the acquisition of Tibbett & Britten will necessarily match or exceed historical earnings per share of Exel.)

5. Information relating to Tibbett & Britten

Tibbett & Britten is a multinational logistics service provider focused on supply chain management services under long-term contract to manufacturers, retailers and distributors of food and beverage, fashion and other branded consumer merchandise. Tibbett & Britten employs approximately 35,000 people in 346 locations in 35 countries worldwide. For the year ended 31 December 2003, Tibbett & Britten reported turnover of £1.6 billion (2002: £1.5 billion) and operating profit before goodwill amortisation and exceptional items of £25.9 million (2002: £35.3 million). As at 31 December 2003, Tibbett & Britten had net assets of £22.6 million.

For the year ended 31 December 2003 Tibbett & Britten reported the following segmental information: in the Americas, turnover of £596.6 million and operating profit before goodwill amortisation of £0.4 million from operations in Puerto Rico, the US, Canada, Mexico and Argentina; in Europe, turnover of £907.9 million and operating profit before goodwill amortisation of £22.8 million from operations in 15 countries, including UK, France, Germany, The Netherlands, Spain and Portugal; and in the Rest of World, turnover of £129 million and operating profit before goodwill amortisation of £2.7 million from operations in 15 countries, including China, Singapore, Hong Kong, Taiwan, South Africa and Middle Eastern countries.

6. Information relating to Exel

Exel is the global leader in supply chain management, providing customer focused solutions to a wide range of manufacturing, retail and consumer industries. Exel's comprehensive range of logistics solutions covers the supply chain from design and consulting through freight forwarding, warehousing and distribution services to integrated information management and e-commerce support. The Company has expertise in providing supply chain management to clients within several industry sectors, including Automotive, Chemical, Consumer, Healthcare, Industrial, Retail and Technology.

Exel's freight forwarding activities operate around the world. According to IATA (the International Air Transport Association), Exel is the global No. 2 air freight forwarder with strong positions in Asia Pacific (No. 2, No. 1 excluding Japan), Europe (No. 2) and the Americas (No. 7). Exel's seafreight operations move over 500,000 TEU of containerised seafreight per annum.

The Company employs over 74,000 people in 1,600 locations in more than 120 countries worldwide. For the year ended 31 December 2003, Exel reported operating profit from continuing operations before goodwill, exceptional items and net return on pension schemes of £154.4 million (2002: £148.3 million) on turnover of £5.1 billion (2002: £4.7 billion) and had net assets of £719.3 million as at that date.

In Exel's trading statement of 22 April 2004, it stated that first quarter turnover and profit were in line with the Company's expectations. Building on its strong performance in contract logistics in 2003, Exel continued to win new business in the first quarter, securing the equivalent of over £200 million of annualised turnover. Gains were particularly strong in automotive, non-food retail and technology. Exel's operations showed steady underlying progress with good performances in the Americas and Asia Pacific. New acquisitions, including Cappelletti and Pharma Logistics, performed in line with expectations.

7. The Loan Note Alternative

As an alternative to all or part of the cash consideration to which they would otherwise be entitled under the Offer, Tibbett & Britten Shareholders (other than certain overseas persons) who validly accept the Offer will be able to elect to receive Loan Notes which will be issued by Exel on the following basis:

for each £1 of cash consideration under the Offer, £1 nominal amount of Loan Notes.

The Loan Notes, which will be freely transferable, will be unsecured obligations of Exel and will be issued, credited as fully paid, in amounts and integral multiples of £1 nominal value. All fractional entitlements to the aggregate value of Loan Notes for which a Tibbett & Britten Shareholder elects will be disregarded and not paid. The Loan Notes are neither secured nor guaranteed. No application has been or will be made for the Loan Notes to be listed on, or dealt or traded on, any stock exchange.

The Loan Notes will bear interest at the rate of six month LIBOR, as determined on the first business day of each interest period, less 0.75 per cent. Interest on the Loan Notes (less any amount for or on account of tax required by law to be deducted or withheld therefrom) will be payable twice yearly in arrears on 31 December and 30 June in each year (or, if not a business day in any year, on the first business day thereafter). The first interest payment date on the Loan Notes will be 31 December 2004 in respect of the period from (and including) the date of issue of the relevant Loan Note. Holders of Loan Notes will have the option to redeem all or any part of their Loan Notes for cash at par, together with interest, on 31 December 2005 or, in respect of Loan Notes issued on or after 31 December 2004, on the first interest payment date falling after the first anniversary of issue of such Loan Notes (or, in each case, if such day is not a business day, the next succeeding business day) or any subsequent interest payment date. The Loan Notes may be redeemed by Exel at any time on or after 31 December 2007 if the nominal amount of all the Loan Notes outstanding is 25 per cent. or less of the aggregate nominal amount of the Loan Notes issued or is £1 million or less. Unless previously redeemed or purchased, the Loan Notes will be redeemed in full at par, together with accrued interest, on 31 December 2009.

The Loan Note Alternative will be conditional on the Offer becoming or being declared unconditional in all respects and will remain open for so long as the Offer remains open for acceptance. No Loan Notes will be issued unless, by the time the Offer becomes or is declared wholly unconditional, valid elections from accepting Tibbett & Britten Shareholders have been received for at least £2 million nominal value of Loan Notes (or such lesser value as Exel may decide). If insufficient elections are received, Tibbett & Britten Shareholders who validly elect for the Loan Note Alternative will instead receive cash in accordance with the terms of the Offer.

The Loan Notes have not been, nor will they be, registered under the Securities Act or under the relevant securities law of any state or other jurisdiction of the United States, nor have clearances been, nor will they be, obtained from any securities commission or similar authority of any province or territory of Canada and no prospectus has been or will be, lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance and the Loan Notes have not been, nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of the United States, Canada, Australia or Japan. Accordingly, unless an exemption under relevant securities law is available, the Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in or into or from the United States, Canada, Australia, Japan or any other jurisdiction where to do so would constitute a violation of the relevant laws of, or require registration thereof in, that jurisdiction, or to or for the account or benefit of any US Person or resident of Canada, Australia or Japan.

Cazenove has advised that, in its opinion, based on market conditions on 18 June 2004 (being the latest practicable date prior to the posting of this document), if the Loan Notes had been in issue on that day, the estimated value of the Loan Notes would have been not less than 99 pence per £1 of nominal value.

8. Financing of the Offer

The cash consideration payable under the Offer will be funded from Exel's own resources and bank facilities as described more fully in paragraph 9.1 of Appendix IV to this document.

UBS is satisfied that the necessary financial resources are available to Exel to satisfy acceptance of the Offer in full.

9. Management and employees

Exel has confirmed that, following the Offer becoming or being declared unconditional in all respects, the existing employment rights, including pension rights, of all employees of the Tibbett & Britten Group will be fully safeguarded.

10. Tibbett & Britten Share Option Schemes

The Offer will extend to any Tibbett & Britten Shares unconditionally allotted or issued whilst the Offer remains open for acceptance (or by such earlier date as Exel may, subject to the Code, determine) including any such shares allotted or issued pursuant to the exercise or take-up of rights under the Tibbett & Britten Share Option Schemes, including the Long Term Incentive Plan. Following the Offer becoming or being declared unconditional in all respects, Exel intends to make appropriate proposals to holders of options under the Tibbett & Britten Share Option Schemes to the extent that such options have not been exercised or lapsed. Participants in the Tibbett & Britten Long Term Incentive Plan will receive their entitlements pursuant to that plan.

11. *Inducement fee arrangements*

As an inducement to Exel to make the Offer, Tibbett & Britten has agreed to pay Exel an inducement fee of £3 million in the event that the Directors of Tibbett & Britten withdraw or adversely modify their recommendation of the Offer and thereafter the Offer is not made or lapses because it has failed to become unconditional as to acceptances within the time permitted in the Code; or if within six months of the date on which the Offer was announced, an offer from a third party is made and then becomes or is declared unconditional in all respects or is completed. Exel has confirmed to the Board of Tibbett & Britten that it would not make the Offer without entering into this inducement fee agreement with Tibbett & Britten.

Exel has agreed to pay Tibbett & Britten an inducement fee of £3 million in the event that the Directors of Exel withdraw or adversely modify their recommendation to the shareholders of Exel that they vote in favour of the resolution to approve the Offer and thereafter the Offer is not made, lapses or is withdrawn; or if the Offer lapses pursuant to the provisions of Rule 12.1 of the Code or as a result of the non-fulfillment of conditions (B) to (D) of the conditions to the Offer which are set out in Part A of Appendix I to this document.

12. Compulsory acquisition, de-listing and re-registration

If Exel receives acceptances under the Offer in respect of, and/or otherwise acquires, 90 per cent. or more of the Tibbett & Britten Shares to which the Offer relates and assuming that all of the other conditions of the Offer have been satisfied or waived (if capable of being waived), Exel intends to exercise its rights pursuant to the provisions of Sections 428 to 430F (inclusive) of the Companies Act to acquire compulsorily the remaining Tibbett & Britten Shares on the same terms as the Offer.

Assuming the Offer becomes or is declared unconditional in all respects, Exel intends to procure the making of an application by Tibbett & Britten to the UK Listing Authority for cancellation of the listing of the Tibbett & Britten Shares on the Official List and to the London Stock Exchange for the cancellation of trading of the Tibbett & Britten Shares on the London Stock Exchange's market for listed securities. It is anticipated that cancellation of Tibbett & Britten's listing and admission to trading will take effect no earlier than the later of (i) the expiry of any period during which holders of options under the Tibbett & Britten Share Option Schemes may elect to accept proposals made by Exel in respect of the rights over Tibbett & Britten Shares granted under the Tibbett & Britten Share Option Schemes, and (ii) the expiry of 20 business days after the Offer becomes or is declared unconditional in all respects. De-listing will significantly reduce the liquidity and marketability of any Tibbett & Britten Shares which are not the subject of a valid acceptance under the Offer.

It is also proposed that, following the Offer becoming or being declared unconditional in all respects and after the Tibbett & Britten Shares are de-listed, Tibbett & Britten will be re-registered as a private company under the relevant provisions of the Companies Act.

13. United Kingdom taxation

The following comments are intended as a general guide to the position under current law and Inland Revenue practice in the United Kingdom. They relate only to certain limited aspects of the taxation position of Tibbett & Britten Shareholders who are resident or, in the case of individuals, ordinarily resident in (and only in) the United Kingdom for taxation purposes, who are the absolute beneficial owners of their Tibbett & Britten Shares and who hold their Tibbett &

Britten Shares as investments (but not those holding Tibbett & Britten Shares through a personal equity plan or individual savings account). They do not apply to certain types of Tibbett & Britten Shareholder, such as insurance companies, collective investment schemes, dealers in securities and persons who are regarded as having obtained their Tibbett & Britten Shares by reason of their employment. If you are in any doubt as to your tax position, or are subject to taxation in a jurisdiction other than the United Kingdom, it is recommended that you consult an appropriate professional adviser without delay.

(A) Taxation of Chargeable Gains

(i) Cash Consideration

To the extent that a Tibbett & Britten Shareholder who accepts the Offer receives cash, that shareholder will be treated as having made a disposal, or part disposal, of his Tibbett & Britten Shares for the purposes of United Kingdom taxation of chargeable gains. Such a disposal, or part disposal, may give rise to a liability to United Kingdom taxation of chargeable gains, depending on the Tibbett & Britten Shareholder's individual circumstances (including the availability of exemptions and allowable losses) and, in particular, the shareholder's base cost in his holding of Tibbett & Britten Shares.

An individual Tibbett & Britten Shareholder who receives both cash and Loan Notes under the Offer may (if the amount of cash received is small in comparison with the value of his Tibbett & Britten Shares) treat the cash received as a deduction from the base cost of his Tibbett & Britten Shares for the purpose of the "rollover" mechanism described below, rather than as a part disposal of those Tibbett & Britten Shares. Under current Inland Revenue practice, any cash payment of £3,000 or less or which is 5 per cent. or less of the market value of the Tibbett & Britten Shareholder's holding of Tibbett & Britten Shares will generally be treated as small for these purposes.

(ii) Loan Note Alternative

A Tibbett & Britten Shareholder who, alone or together with persons connected with him, does not hold more than 5 per cent. of, or of any class of, shares in or debentures of Tibbett & Britten should not be treated as having made a disposal of Tibbett & Britten Shares for the purposes of United Kingdom taxation of chargeable gains to the extent that he receives Loan Notes in exchange for his Tibbett & Britten Shares under the Offer.

Any Tibbett & Britten Shareholder who, alone or together with persons connected with him, holds more than 5 per cent. of, or of any class of, shares in or debentures of Tibbett & Britten is advised that an application for clearance will be made to the Inland Revenue under Section 138 of the Taxation of Chargeable Gains Act 1992 in respect of the Offer. If such clearance is granted, any such shareholder will be treated in the manner described in the preceding paragraph. The Offer is not conditional on such clearance being obtained.

A subsequent disposal (including redemption) of all or any of the Loan Notes may, depending on individual circumstances, give rise to a liability to tax on chargeable gains.

Individual Tibbett & Britten Shareholders

For Tibbett & Britten Shareholders who are individuals, the Loan Notes should not be "qualifying corporate bonds" for the purposes of United Kingdom taxation of chargeable gains. To the extent that Tibbett & Britten Shareholders who are individuals receive Loan Notes, any gain or loss which would otherwise have arisen on a disposal of those of his Tibbett & Britten Shares which are exchanged for Loan Notes should be "rolled over" into the Loan Notes, and the Loan Notes should be treated as the same asset as those Tibbett & Britten Shares acquired at the same time and for the same consideration as those Tibbett & Britten Shares.

Any chargeable gain or allowable loss on a subsequent disposal (including redemption) of Loan Notes should be calculated taking into account all or a proportion (as appropriate) of the allowable original cost to the holder of acquiring his Tibbett & Britten Shares, and (when calculating a chargeable gain but not an allowable loss) indexation allowance on all or a proportion (as appropriate) of the allowable original cost of the holding. For Tibbett & Britten Shareholders who are individuals, indexation allowance will be available until April 1998, and taper relief may apply thereafter until disposal to reduce the percentage of the gain chargeable to tax, depending on the number of complete years for which the Tibbett & Britten Shares/Loan Notes have been held since April 1998.

Corporate Tibbett & Britten Shareholders

For corporate Tibbett & Britten Shareholders within the charge to United Kingdom corporation tax, the Loan Notes will be "qualifying corporate bonds" for the purposes of United Kingdom taxation of chargeable gains. To the extent that a corporate Tibbett & Britten Shareholder receives Loan Notes, any gain or loss which would otherwise have arisen on a disposal of those of its Tibbett & Britten Shares which are exchanged for Loan Notes will be "held over" and deemed to arise on a subsequent disposal (including redemption) of the Loan Notes. Accordingly, for such corporate Tibbett & Britten Shareholders, indexation allowance will not accrue in respect of the Loan Notes and any "held over" chargeable gain or allowable loss which is deemed to arise on the disposal (including redemption) of the Loan Notes should be calculated taking into account all or a proportion (as appropriate) of the allowable original cost to the holder of acquiring its Tibbett & Britten Shares, and (when calculating a chargeable gain but not an allowable loss) indexation allowance on all or that proportion (as appropriate) of the allowable original cost accrued up to the time of the exchange of Tibbett & Britten Shares for Loan Notes.

A corporate Tibbett & Britten Shareholder within the charge to United Kingdom corporation tax in respect of Loan Notes will generally be charged to (or, as the case may be, obtain relief from) UK corporation tax on income in respect of all profits, gains and losses (other than the "held over" gain which will be dealt with as referred to above) arising from its holding or disposal of Loan Notes, broadly in accordance with its authorised accounting method.

(B) Taxation of interest on Loan Notes

(i) United Kingdom withholding tax

Interest on Loan Notes will be paid subject to deduction of United Kingdom income tax (currently at the rate of 20 per cent.) by Exel unless (i) the Loan Note holder is, and can prove to the satisfaction of Exel that it is, a company or a partnership (or other body) entitled under Section 349A of the Income and Corporation Taxes Act 1988 to receive payment of interest without deduction or withholding for or on account of tax, or (ii) Exel has previously been directed by the Inland Revenue in relation to a particular holding of Loan Notes to make a payment free of deduction or subject to a reduced rate of deduction by virtue of relief available to the holder of those Loan Notes under an applicable double taxation treaty. Such a direction will only be issued following a prior application to the relevant overseas taxing authority and the Inland Revenue in the appropriate manner by the holder of those Loan Notes. Exel will not gross up payments of interest on the Loan Notes to compensate for any tax which it is required to deduct at source.

(ii) Non-corporate holders of Loan Notes

The gross amount of the interest on the Loan Notes will form part of the recipient's income for the purposes of United Kingdom income tax, with credit allowed for any United Kingdom tax withheld. Individuals who are taxable at the starting or basic rate will have no further tax to pay in respect of the interest, whilst individuals liable to United Kingdom income tax at the higher rate will have to pay further income tax equal (at current rates) to 25 per cent. of the net interest received. On a transfer of Loan Notes by an individual, a charge may arise under the "accrued income scheme" in respect of the interest on the Loan Notes which has accrued since the preceding interest payment date.

(iii) Corporate holders of Loan Notes

A holder of Loan Notes which is a company within the charge to United Kingdom corporation tax in respect of the Loan Notes will be subject to United Kingdom corporation tax in respect of interest on the Loan Notes which relates to that holder's relevant accounting period, with credit being allowed for any United Kingdom tax withheld. The tax treatment of a corporate holder will broadly be in accordance with the holder's authorised accounting method.

(C) Other direct tax matters

Special tax provisions may apply to Tibbett & Britten Shareholders who have acquired or who acquire their Tibbett & Britten Shares by exercising options under the Tibbett & Britten Share Option Schemes or otherwise by reason of their employment, including provisions imposing a charge to income tax. Such Tibbett & Britten Shareholders are encouraged to seek their own independent tax advice.

(D) Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

No stamp duty or SDRT will be payable by Tibbett & Britten Shareholders as a result of accepting the Offer.

The above comment on stamp duty and SDRT does not relate to persons such as market makers, brokers, dealers, intermediaries and persons connected with depository arrangements or clearance services, to whom special rules may apply.

(E) Section 707 of the Income and Corporation Taxes Act 1988 ("ICTA")

Tibbett & Britten Shareholders are advised that no application has been made or will be made to the Inland Revenue under Section 707 ICTA in respect of the potential application of Section 703 ICTA to the Offer.

14. Overseas Tibbett & Britten Shareholders

The attention of Tibbett & Britten Shareholders who are citizens, nationals or residents of jurisdictions outside the United Kingdom or who are holding Tibbett & Britten Shares for such citizens, nationals or residents and any person (including, without limitation, any nominee, custodian or trustee) who would or otherwise intends to, or who may have a contractual or legal obligation to, forward this document outside the United Kingdom, is drawn to paragraph 7 of Part B of Appendix I and to paragraph (C) of Part C of Appendix I to this document and to the relevant provisions of the Form of Acceptance.

The availability of the Offer to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. The Offer is not being, and will not be, made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of such jurisdiction, and cannot be accepted by any such use, means or instrumentality or facility from or within the United States, Canada, Australia or Japan. Any accepting Tibbett & Britten Shareholder who is unable to give the representations and warranties set out in paragraph (C) of Part C of Appendix I to this document may be deemed not to have validly accepted the Offer.

15. Procedure for acceptance of the Offer

This section should be read in conjunction with Part C of Appendix I to this document and the notes on the Form of Acceptance, which are deemed to form part of the terms of the Offer.

(A) Completion of the Form of Acceptance

You should note that if you hold Tibbett & Britten Shares in both certificated and uncertificated forms (that is, in the case of holdings in uncertificated form, in CREST) you should complete a separate Form of Acceptance for each holding. Similarly, you should complete separate Forms of Acceptance for Tibbett & Britten Shares held in uncertificated form, but under different member account IDs, and for Tibbett & Britten Shares held in certificated form, but under different designations. Additional Forms of Acceptance are available from Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA.

(i) To accept the Offer in respect of all your Tibbett & Britten Shares

To accept the Offer in respect of all your Tibbett & Britten Shares, you must complete Boxes 1 and 4 (and, if your Tibbett & Britten Shares are in CREST, also Box 5) of the enclosed Form of Acceptance. In all cases you must sign Box 3 of the enclosed Form of Acceptance in the presence of an independent witness if you are an individual, who should also sign in accordance with the instructions printed on the Form of Acceptance.

(ii) To accept the Offer in respect of less than all your Tibbett & Britten Shares

To accept the Offer in respect of less than all your Tibbett & Britten Shares, you must insert in Box 1 of the enclosed Form of Acceptance such lesser number of Tibbett & Britten Shares in respect of which you wish to accept the Offer in accordance with the instructions printed thereon. You should then follow the procedure set out in paragraph (i) above in respect of such lesser number of Tibbett & Britten Shares. If you do not insert a number in Box 1 of the Form of Acceptance or if you insert in Box 1 a

number which is greater than the number of Tibbett & Britten Shares that you hold and you have signed Box 3, your acceptance will be deemed to be in respect of all of the Tibbett & Britten Shares held by you.

(iii) To elect for the Loan Note Alternative

To elect for the Loan Note Alternative in respect of some or all of your Tibbett & Britten Shares in relation to which you accept the Offer, you must complete the Form of Acceptance as set out in paragraphs (i) or (ii) above, as the case may be, and in addition complete Box 2. The Loan Note Alternative is not available to certain overseas shareholders or persons acting for the account or benefit of such persons as set out in paragraph 7 of Section B of Appendix I to this document.

The number inserted in Box 2 will indicate the number of Tibbett & Britten Shares for which you wish to receive Loan Notes instead of the cash consideration to which you would otherwise be entitled under the Offer in respect of those Tibbett & Britten Shares. You should note that if you wish to receive Loan Notes instead of all your cash entitlement under the Offer, you must insert the same number of Tibbett & Britten Shares in Box 2 as you have in Box 1.

The attention of overseas Tibbett & Britten Shareholders is drawn to paragraph 7 of Part B of Appendix 1 to this document.

If you have any questions as to how to complete the Form of Acceptance, please telephone Lloyds TSB Registrars on 0870 600 0673.

(B) Return of the Form of Acceptance

To accept the Offer, the completed Form of Acceptance should be returned whether or not your Tibbett & Britten Shares are held in CREST. **The completed Form of Acceptance should be returned by post or by hand (during normal business hours only) to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or by hand only (during normal business hours only) to Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R 0AX, together (subject to paragraph (D) below) with the relevant share certificate(s) and/or other document(s) of title as soon as possible, but in any event so as to arrive no later than 3.00 p.m. on 13 July 2004.** A reply-paid envelope for use in the UK only is enclosed for your convenience. No acknowledgement of receipt of documents will be given by or on behalf of Lloyds TSB Registrars. The instructions printed on the Form of Acceptance shall be deemed to form part of the terms of the Offer.

Any Form of Acceptance received in an envelope post-marked in the United States, Canada, Australia or Japan, or otherwise appearing to Lloyds TSB Registrars or its agents to have been sent from any of these jurisdictions, may be rejected as an invalid acceptance of the Offer. For further information on overseas Tibbett & Britten Shareholders, see paragraph 14 above.

(C) Tibbett & Britten Shares in certificated form (that is, not in CREST)

If your Tibbett & Britten Shares are in certificated form, a completed, signed and witnessed Form of Acceptance should be accompanied by the relevant share certificate(s) and/or other document(s) of title and should be returned by post or by hand (during normal business hours only) to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or by hand only (during normal business hours only) to Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R 0AX. If for any reason the relevant share certificate(s) and/or other document(s) of title is/are not readily available or is/are lost, you should nevertheless complete, sign and lodge the Form of Acceptance as stated above so as to be received by Lloyds TSB Registrars not later than 3.00 p.m. on 13 July 2004. You should send with the Form of Acceptance, any share certificate(s) and/or other document(s) of title which you may have available and a letter stating that the remaining documents will follow as soon as possible or that you have lost one or more of your share certificate(s) and/or other document(s) of title. You should then arrange for the relevant share certificate(s) and/or other document(s) of title to be forwarded as soon as possible. If you have lost your share certificate(s) and/or other document(s) of title, you should contact Tibbett & Britten's registrars (Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 6DA) for a letter of indemnity for the lost share certificate(s) and/or other document(s) of title which, when completed in accordance with the instructions given, should be returned by post to Lloyds TSB Registrars at either of the addresses set out above.

All Forms of Acceptance are issued only to the addressee(s) and are specific to the class of security and the unique designated account printed thereon. The personalised form is not transferable between

different (i) account holders; (ii) classes of security, or (iii) uniquely designated accounts. Exel and Lloyds TSB Registrars accept no liability for any instruction that does not comply with these conditions.

(D) Tibbett & Britten Shares in uncertificated form (that is, in CREST)

If your Tibbett & Britten Shares are in uncertificated form, you should insert in Box 5 of the Form of Acceptance the participant ID and member account ID under which such Tibbett & Britten Shares are held by you in CREST and otherwise complete and return the Form of Acceptance as described above. In addition, you should take (or procure to be taken) the action set out below to transfer the Tibbett & Britten Shares in respect of which you wish to accept the Offer to an escrow balance (that is, send a TTE Instruction) specifying Lloyds TSB Registrars (in its capacity as a CREST participant under the participant ID referred to below) as the escrow agent, as soon as possible **and in any event so that the transfer to escrow settles no later than 3.00 p.m. on 13 July 2004.**

If you are a CREST sponsored member, you should refer to your CREST sponsor before taking any action. Your CREST sponsor will be able to confirm details of your participant ID and the member account ID under which your Tibbett & Britten Shares are held. In addition, only your CREST sponsor will be able to send the TTE Instruction to CRESTCo in relation to your Tibbett & Britten Shares.

You should send (or, if you are a CREST sponsored member, procure that your CREST sponsor sends) a TTE Instruction to CRESTCo, which must be properly authenticated in accordance with CRESTCo's specifications and which must contain, in addition to the other information that is required for a TTE Instruction to settle in CREST, the following details:

- the number of Tibbett & Britten Shares to be transferred to an escrow balance;
- your member account ID. This must be the same member account ID as the member account ID that is inserted in Box 5 of the Form of Acceptance;
- your participant ID. This must be the same participant ID that is inserted in Box 5 of the Form of Acceptance;
- the participant ID of the Escrow Agent (namely, Lloyds TSB Registrars, in its capacity as a CREST receiving agent). This is 6RA44;
- the member account ID of the Escrow Agent. For the purposes of the Offer, this is RA894101;
- the Form of Acceptance reference number. This is the reference number that appears on the bottom of page 3 of the Form of Acceptance. This reference number should be inserted in the first eight characters of the shared note field on the TTE Instruction. Such insertion will enable Lloyds TSB Registrars to match the transfer to escrow to your Form of Acceptance. You should keep a separate record of this reference number for future reference;
- the intended settlement date. This should be as soon as possible and in any event no later than 3.00 p.m. on 13 July 2004;
- the Corporate Action Number for the Offer. This is allocated by CRESTCo and can be found by viewing the relevant corporate action details in CREST;
- the Corporate Action ISIN. This is GB0008911074; and
- input with a standard delivery instruction priority of 80.

After settlement of the TTE Instruction, you will not be able to access the Tibbett & Britten Shares concerned in CREST for any transaction or charging purposes unless the Offer lapses or is withdrawn. If the Offer becomes or is declared unconditional in all respects, the Escrow Agent will transfer the Tibbett & Britten Shares concerned to itself in accordance with paragraph (E) of Part C of Appendix I to this document.

You are recommended to refer to the CREST manual published by CRESTCo for further information on the CREST procedures outlined above. For ease of processing, you are requested, wherever possible, to ensure that a Form of Acceptance relates to only one transfer to escrow.

If no Form of Acceptance reference number, or an incorrect Form of Acceptance reference number, is included on the TTE Instruction, Exel may treat any amount of Tibbett & Britten Shares transferred to

an escrow balance in favour of the Escrow Agent specified above from the participant ID and member account ID identified in the TTE Instruction as relating to any Form(s) of Acceptance which relate(s) to the same participant ID and member account ID (up to the amount of Tibbett & Britten Shares inserted or deemed to be inserted on the Form(s) of Acceptance concerned).

You should note that CRESTCo does not make available special procedures in CREST for any particular corporate action. Normal system timings and limitations will therefore apply in connection with a TTE Instruction and its settlement. You should therefore ensure that all necessary action is taken by you (or by your CREST sponsor) to enable a TTE Instruction relating to your Tibbett & Britten Shares to settle prior to 3.00 p.m. on 13 July 2004. In this regard, you are referred in particular to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

Exel will make an appropriate announcement if any of the details contained in this paragraph **alter for any reason.**

(E) Deposits of Tibbett & Britten Shares into, and withdrawals of Tibbett & Britten Shares from, CREST

Normal CREST procedures (including timings) apply in relation to any Tibbett & Britten Shares that are, or are to be, converted from uncertificated to certificated form, or from certificated to uncertificated form, during the course of the Offer (whether any such conversion arises as a result of a transfer of Tibbett & Britten Shares or otherwise). Holders of Tibbett & Britten Shares who are proposing to convert any such Tibbett & Britten Shares are recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the Tibbett & Britten Shares as a result of the conversion to take all necessary steps in connection with an acceptance of the Offer (in particular, as regards delivery of share certificate(s) or other documents of title or transfers to an escrow balance as described above) prior to 3.00 p.m. on 13 July 2004.

(F) Validity of acceptances

Without prejudice to Appendix I to this document, Exel and UBS reserve the right, subject to the Code, to treat as valid any acceptance of the Offer which is not entirely in order or which is not accompanied by the relevant TTE Instruction, or (as applicable) the relevant share certificate(s) and/or other document(s) of title. In that event, no consideration payable under the Offer will be made until after the relevant TTE Instruction has settled or (as applicable) the relevant share certificate(s) and/or other document(s) of title or indemnities satisfactory to Exel have been received.

If you are in any doubt as to the procedures for acceptance, please contact Lloyds TSB Registrars by telephone on 0870 600 0673 or at The Causeway, Worthing, West Sussex BN99 6DA. You are reminded that, if you are a CREST sponsored member, you should contact your CREST sponsor before taking any action.

16. Settlement

Subject to the Offer becoming or being declared unconditional in all respects (and, in the case of Tibbett & Britten Shareholders who are citizens, nationals or residents of jurisdictions outside the United Kingdom or who are in the United States, Canada, Australia or Japan, except as provided in paragraph 7 of Part B of Appendix I to this document) settlement of the consideration to which any Tibbett & Britten Shareholder (or the first named shareholder in the case of joint holders) is entitled under the Offer including any Loan Note Alternative will be effected: (i) in the case of acceptances received, complete in all respects, by 13 July 2004 or, if later, the date on which the Offer becomes or is declared unconditional in all respects, within 14 days of the later of such dates; or (ii) in the case of acceptances received, complete in all respects, after such date but while the Offer remains open for acceptance, within 14 days of such receipt, and in either case in the following manner:

(A) Tibbett & Britten Shares in certificated form (that is, not in CREST)

Where an acceptance relates to Tibbett & Britten Shares in certificated form, settlement of any consideration due will be despatched by first class post (or by such other method as may be approved by the Panel) but not in or into the United States, Canada, Australia or Japan. All such cash payments will be made in pounds sterling by cheque drawn on a branch of a UK clearing bank.

(B) Tibbett & Britten Shares in uncertificated form (that is, in CREST)

Where an acceptance relates to Tibbett & Britten Shares in uncertificated form, settlement of any consideration to which the accepting Tibbett & Britten Shareholder is entitled will be posted or despatched by means of a CREST payment in favour of the accepting Tibbett & Britten Shareholder's payment bank in respect of the consideration due, in accordance with the CREST payment arrangements. Exel reserves the right to settle all or any part of the consideration referred to in this paragraph (B), for all or any accepting Tibbett & Britten Shareholders, in the manner referred to in paragraph (A) above if, for any reason, it wishes to do so.

(C) Loan Notes

Whether Tibbett & Britten Shares are held in certificated or uncertificated form, if a Tibbett & Britten Shareholder validly elects for the Loan Note Alternative and Loan Notes are issued as described in paragraph 3 of this letter, definitive certificates for the Loan Notes will be despatched (at the accepting Tibbett & Britten Shareholder's risk) by first class post (or by such other method as may be approved by the Panel).

(D) General

If the Offer does not become or is not declared unconditional in all respects (i) share certificate(s) and/ or other document(s) of title will be returned by post (or such other method as may be approved by the Panel), within 14 days of the Offer lapsing, to the person or agent whose name and address is set out in Box 4, or if appropriate, Box 7 of the Form of Acceptance or, if none is set out, to the first-named holder at his registered address and (ii) in the case of Tibbett & Britten Shares in uncertificated form, the Escrow Agent will, immediately after the lapsing of the Offer (or within such longer period, not exceeding 14 days after the Offer has lapsed, as the Panel may approve), give TFE Instructions to CRESTCo to transfer all Tibbett & Britten Shares held in escrow balances to the original available balances of the Tibbett & Britten Shareholders concerned.

All communications, notices, certificates, documents of title and remittances sent by or to Tibbett & Britten Shareholders or their appointed agents will be delivered by, or sent to or from, them or their appointed agents, at their own risk.

17. Further information

Your attention is drawn to the conditions and further terms of the Offer set out in Appendix I to this document and in the Form of Acceptance and to the further information contained in the Appendices to this document.

18. Action to be taken

To accept the Offer, the Form of Acceptance must be duly completed, signed and returned, whether or not your Tibbett & Britten Shares are in CREST. Forms of Acceptance should be returned as soon as possible in accordance with the instructions printed thereon and, in any event, so as to be received by post or by hand (during normal business hours only) to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or by hand only (during normal business hours only) to Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R 0AX by no later than 3.00 p.m. on 13 July 2004. A reply-paid envelope for use within the UK is enclosed for your convenience. If you have any queries please contact Lloyds TSB Registrars' shareholder helpline on 0870 600 0673.

For and on behalf of
UBS Limited

Melanie Gee — Managing Director
Alistair Defriez — Managing Director

APPENDIX I

Conditions and further terms of the Offer and Form of Acceptance

PART A: CONDITIONS OF THE OFFER

The Offer will be subject to the following conditions:

(A) valid acceptances being received (and not, where permitted, withdrawn) by not later than 3.00 p.m. on the first closing date of the Offer (or such later time(s) and/or date(s) as Exel may, with the consent of the Panel or in accordance with the Code, decide) in respect of not less than 90 per cent. (or such lower percentage as Exel may decide) in nominal value of the Tibbett & Britten Shares to which the Offer relates, provided that this condition shall not be satisfied unless Exel and/or any of its wholly-owned subsidiaries shall have acquired or agreed to acquire, whether pursuant to the Offer or otherwise, Tibbett & Britten Shares carrying in aggregate more than 50 per cent. of the voting rights then normally exercisable at general meetings of Tibbett & Britten. For the purposes of this condition:

(i) Tibbett & Britten Shares which have been unconditionally allotted but not issued before the Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise, shall be deemed to carry the voting rights they will carry on being entered into the Register of Members of Tibbett & Britten; and

(ii) the expression "Tibbett & Britten Shares to which the Offer relates" shall be construed in accordance with Sections 428 to 430F of the Companies Act;

(B) insofar as the Offer constitutes a concentration with a Community dimension within the scope of Council Regulation (EC) 139/2004 (the "Regulation"):

(i) the European Commission having confirmed in writing, in terms satisfactory to Exel, that it does not intend to initiate proceedings under Article 6(1)(c) of the Regulation in respect of the proposed acquisition of Tibbett & Britten by Exel (or any part thereof);

(ii) in the event that a request under Article 9(2) of the Regulation has been made by the United Kingdom, either:

(a) the European Commission having confirmed in writing, in terms satisfactory to Exel, that it does not intend to refer the proposed acquisition of Tibbett & Britten by Exel (or any part thereof) to the competent authorities of the United Kingdom in accordance with Article 9(3) of the Regulation; or

(b) in the event the European Commission, in accordance with Article 9(3) of the Regulation, refers the proposed acquisition of Tibbett & Britten by Exel (or any part thereof) to the competent authorities of the United Kingdom, the Office of Fair Trading having confirmed in writing, in terms satisfactory to Exel, that it does not intend to refer the proposed acquisition of Tibbett & Britten by Exel, or any matter arising therefrom or related thereto, to the Competition Commission;

(iii) in the event that a request under Article 9(2) of the Regulation has been made by a European Union or EFTA state other than the United Kingdom, the European Commission having confirmed in writing, in terms satisfactory to Exel, that it does not intend to refer the proposed acquisition of Tibbett & Britten by Exel (or any part thereof), to a competent authority of that Member State in accordance with Article 9(3) of the Regulation; and

(iv) no indication having been made that a European Union or EFTA state intends to take appropriate measures to protect legitimate interests pursuant to Article 21(4) of the Regulation in relation to the proposed acquisition of Tibbett & Britten by Exel or any aspect of such acquisition;

(C) all necessary filings having been made and all or any appropriate waiting periods under the United States Hart-Scott-Rodino Anti-trust Improvements Act of 1976 (as amended) and the regulations thereunder having expired, lapsed or been terminated as appropriate in each case in respect of the Offer and the proposed acquisition of any shares in, or control of, Tibbett & Britten by Exel;

(D) all notices and information which Exel or any member of the wider Exel Group deems necessary or appropriate in connection with the proposed acquisition of Tibbett & Britten by Exel having been filed with the Competition Commissioner under the Canadian Competition Act 1985 (as amended) (the "Competition Act") and:

(i) Exel having received from the Competition Commissioner, in terms satisfactory to Exel, an advance ruling certificate in accordance with Section 102 of the Competition Act in connection with the proposed acquisition of Tibbett & Britten by Exel; or

(ii) the Competition Commissioner having confirmed in writing, in terms satisfactory to Exel, that she has no intention to file an application under Part VIII of the Competition Act in connection with the proposed acquisition of Tibbett & Britten by Exel;

(E) the passing at an Extraordinary General Meeting (or at any adjournment thereof) of Exel of such resolution or resolutions as are necessary to approve, implement and effect the Offer and the acquisition of any Tibbett & Britten Shares;

(F) save as disclosed to Exel or its advisers by Tibbett & Britten or its advisers prior to 16 June 2004 there being no provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Tibbett & Britten Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, which in consequence of the Offer or the proposed acquisition of any shares or other securities in Tibbett & Britten or because of a change in the control or management of Tibbett & Britten or otherwise, would or might reasonably be expected to result (to an extent which would have a material adverse effect on the Tibbett & Britten Group taken as a whole) in:

(i) any material amount of moneys borrowed by, or any other material indebtedness (actual or contingent) of, or grant available to, any such member, being or becoming repayable or capable of being declared repayable immediately or earlier than their or its stated maturity date or repayment date or the ability of any such member to borrow moneys or incur any material indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

(ii) any such agreement, arrangement, licence, permit or other instrument or the rights, liabilities, obligations or interests of any such member thereunder being terminated or materially and adversely modified or affected or any obligation or liability arising or any adverse action being taken or arising thereunder;

(iii) any material assets or interests of any such member being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged;

(iv) the creation or enforcement of any mortgage, charge or other security interest over the whole or any material part of the business, property or assets of any such member;

(v) the rights, liabilities, obligations or interests of any such member in, or the business of any such member with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, modified or affected;

(vi) the value of any such member or its financial or trading position being prejudiced materially and adversely affected;

(vii) any such member ceasing to be able to carry on business under any name under which it presently does so; or

(viii) the creation of any material liability, actual or contingent, by any such member;

and no event having occurred which, under any provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Tibbett & Britten Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, could result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (viii) of this paragraph (F);

(G) no government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body, court, trade agency, association, institution or any other body or person whatsoever in any jurisdiction (each a "Third Party") having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or

reference, or enacted, made or proposed any statute, regulation, decision or order, or having taken any other steps which would or might reasonably be expected to:

(i) require, prevent or delay the divestiture, or alter the terms envisaged for any proposed divestiture by any member of the wider Exel Group or any member of the wider Tibbett & Britten Group of all or any material portion of their respective businesses, assets or property or impose any limitation on the ability of any of them to conduct their respective businesses (or any of them) or to own any of their respective assets or properties or any material part thereof in any such case in a manner or to an extent which is material in the context of the Exel Group taken as a whole or the Tibbett & Britten Group taken as a whole;

(ii) require, prevent or materially delay the divestiture by any member of the wider Exel Group of any shares or other securities in Tibbett & Britten;

(iii) impose any material limitation on, or result in a delay in, the ability of any member of the wider Exel Group directly or indirectly to acquire or to hold or to exercise effectively any rights of ownership in respect of shares or loans or securities convertible into shares or any other securities (or the equivalent) in any member of the wider Tibbett & Britten Group or the wider Exel Group or to exercise management control over any such member in any such case in a manner or to an extent which is material in the context of the Tibbett & Britten Group taken as a whole;

(iv) otherwise materially and adversely affect the business, assets, profits or prospects of any member of the wider Exel Group or of any member of the wider Tibbett & Britten Group;

(v) make the Offer or its implementation or the acquisition or proposed acquisition by Exel or any member of the wider Exel Group of any shares or other securities in, or control of, Tibbett & Britten void, illegal and/or unenforceable under the laws of any jurisdiction, or otherwise materially directly or indirectly, restrain, restrict, prohibit, delay or otherwise interfere with the same, or impose material additional conditions or obligations with respect thereto, or otherwise materially challenge or interfere therewith;

(vi) require any member of the wider Exel Group or the wider Tibbett & Britten Group to offer to acquire any shares or other securities (or the equivalent) or interest in any member of the wider Tibbett & Britten Group (other than Tibbett & Britten) or the wider Exel Group owned by any third party in any such case in a manner and to an extent which is material in the context of the Tibbett & Britten Group taken as a whole;

(vii) impose any material limitation on the ability of any member of the wider Tibbett & Britten Group to co-ordinate its business, or any part of it, with the businesses of any other members; or

(viii) result in any member of the wider Tibbett & Britten Group ceasing to be able to carry on business under any name under which it presently does so;

and all applicable waiting and other time periods during which any such Third Party could institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or any other step under the laws of any jurisdiction in respect of the Offer or the acquisition or proposed acquisition of any Tibbett & Britten Shares having expired, lapsed or been terminated;

(H) all necessary filings or applications having been made in connection with the Offer and all statutory or regulatory obligations in any jurisdiction having been complied with in connection with the Offer or the acquisition by any member of the wider Exel Group of any shares or other securities in, or control of, Tibbett & Britten and all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals deemed necessary or appropriate by Exel or any member of the wider Exel Group for or in respect of the Offer or the proposed acquisition of any shares or other securities in, or control of, Tibbett & Britten by any member of the wider Exel Group having been obtained in terms and in a form satisfactory to Exel from all appropriate Third Parties or persons with whom any member of the wider Tibbett & Britten Group has entered into contractual arrangements and all such authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals together with all material authorisations, orders, recognitions, grants, licences, confirmations, clearances, permissions and approvals necessary or

appropriate to carry on the business of any member of the wider Tibbett & Britten Group remaining in full force and effect and all filings necessary for such purpose having been made and there being no notice or intimation of any intention to revoke or not to renew any of the same at the time at which the Offer becomes otherwise unconditional and all necessary statutory or regulatory obligations in any jurisdiction having been complied with;

(l) since 31 December 2003 and save as publicly announced in accordance with the Listing Rules by Tibbett & Britten prior to 16 June 2004 (or as disclosed to Exel or its advisers by Tibbett & Britten or its advisers prior to 16 June 2004), no member of the wider Tibbett & Britten Group having:

(i) save as between Tibbett & Britten and wholly owned subsidiaries of Tibbett & Britten or save for Tibbett & Britten Shares issued pursuant to the exercise of options granted under the Tibbett & Britten Share Option Schemes, issued, authorised or proposed the issue of additional shares of any class;

(ii) save as between Tibbett & Britten and wholly owned subsidiaries of Tibbett & Britten or save for the grant of options under the Tibbett & Britten Share Option Schemes, issued or agreed to issue, authorised or proposed the issue of securities convertible into shares of any class or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities;

(iii) save as between Tibbett & Britten and wholly owned subsidiaries of Tibbett & Britten recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise, save for the final dividend for the year ended 31 December 2003 paid on 28 May 2004 to Tibbett & Britten Shareholders on the register at 7 May 2004;

(iv) save for intra Tibbett & Britten Group transactions, transactions in the ordinary course of business and/or transactions which are not material in the context of the Tibbett & Britten Group taken as a whole merged or demerged with any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any asset (including shares and trade investments) or authorised or proposed or announced any intention to propose any merger, demerger, acquisition or disposal, transfer, mortgage, charge or security interest;

(v) save for intra Tibbett & Britten Group transactions made or authorised or proposed or announced an intention to propose any change in its loan capital;

(vi) issued, authorised or proposed the issue of any debentures or, save for intra Tibbett & Britten Group transactions or save in the ordinary course of business, incurred or increased any indebtedness or become subject to any contingent liability;

(vii) purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect of the matters mentioned in sub-paragraph (i) above, made any other change to any part of its share capital;

(viii) implemented, or authorised, proposed or announced its intention to implement, any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement or entered into or changed the terms of any contract with any director or senior executive;

(ix) entered into or in any material respect, varied or authorised, proposed or announced its intention to enter into or vary any contract, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long-term, onerous or unusual nature or magnitude or which is or could be restrictive on the businesses of any member of the wider Tibbett & Britten Group or the wider Exel Group or which involves or could involve an obligation of such a nature or magnitude or which is other than in the ordinary course of business, and which is material in the context of the Tibbett & Britten Group taken as a whole;

(x) taken any corporate action or had any legal proceedings started or threatened against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person

appointed in each case which is material in the context of the Tibbett & Britten Group taken as a whole;

(xi) entered into any contract, transaction or arrangement which would be restrictive on the business of any member of the wider Tibbett & Britten Group or the wider Exel Group;

(xii) waived or compromised any claim which is material in the context of the Tibbett & Britten Group taken as a whole otherwise than in the ordinary course of business; or

(xiii) entered into any contract, commitment, arrangement or agreement or passed any resolution or made any offer (which remains open for acceptance) with respect to, or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this condition;

and, for the purposes of sub-paragraphs (iii), (iv), (v) and (vi) of this condition, the term "Tibbett & Britten Group" shall mean Tibbett & Britten and its wholly owned subsidiaries;

(J) since 31 December 2003 and save as disclosed in the accounts of Tibbett & Britten for the year then ended and save as publicly announced in accordance with the Listing Rules by Tibbett & Britten prior to 16 June 2004 or as disclosed to Exel or its advisers by Tibbett & Britten or its advisers prior to 16 June 2004:

(i) no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits of any member of the wider Tibbett & Britten Group in a manner or to an extent that is material in the context of the Tibbett & Britten Group taken as a whole;

(ii) no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the wider Tibbett & Britten Group is or may become a party (whether as a plaintiff, defendant or otherwise) and no investigation by any Third Party against or in respect of any member of the wider Tibbett & Britten Group having been instituted, announced or threatened by or against or remaining outstanding in respect of, any member of the wider Tibbett & Britten Group which in any case might reasonably be expected to materially and adversely affect the Tibbett & Britten Group taken as a whole;

(iii) no contingent or other liability of any member of the wider Tibbett & Britten Group having arisen or become apparent to Exel which in any case might reasonably be expected to materially and adversely affect the Tibbett & Britten Group taken as a whole; and

(iv) no steps having been taken which are likely to result in the withdrawal, cancellation, termination or material modification of any licence held by any member of the wider Tibbett & Britten Group and which is material in the context of the Tibbett & Britten Group taken as a whole;

(K) save as disclosed to Exel or its advisers by Tibbett & Britten or its advisers prior to 16 June 2004, Exel not having discovered:

(i) that any financial, business or other information concerning the wider Tibbett & Britten Group as contained in the information publicly disclosed at any time by, or on behalf of, any member of the wider Tibbett & Britten Group is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make that information not misleading;

(ii) that any member of the wider Tibbett & Britten Group, or any partnership, company or other entity in which any member of the wider Tibbett & Britten Group has a significant economic interest and which is not a subsidiary undertaking of Tibbett & Britten, is subject to any liability (contingent or otherwise) which is not disclosed in the annual report and accounts of Tibbett & Britten for the year ended 31 December 2003; or

(iii) any information which materially affects the import of any information disclosed at any time by or on behalf of any member of the wider Tibbett & Britten Group; and

(L) save as disclosed to Exel or its advisers by Tibbett & Britten or its advisers prior to 16 June 2004, Exel not having discovered that:

(i) any past or present member of the wider Tibbett & Britten Group has failed to comply with any and/or all applicable legislation or regulation of any jurisdiction with regard to the

disposal, spillage, release, discharge, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health or animal health or otherwise relating to environmental matters, or that there has otherwise been any such disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, and wherever the same may have taken place) any of which disposal, spillage, release, discharge, leak or emission would be likely to give rise to any liability (actual or contingent) on the part of any member of the wider Tibbett & Britten Group and which is material in the context of the Tibbett & Britten Group taken as a whole; or

(ii) there is, or is likely to be, for that or any other reason whatsoever, any liability (actual or contingent) of any past or present member of the wider Tibbett & Britten Group to make good, repair, reinstate or clean up any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the wider Tibbett & Britten Group, under any environmental legislation, regulation, notice, circular or order of any government, governmental, quasi-governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other person or body in any jurisdiction and which is material in the context of the Tibbett & Britten Group taken as a whole.

For the purposes of these conditions the "wider Tibbett & Britten Group" means Tibbett & Britten and its subsidiary undertakings, associated undertakings and any other undertaking in which Tibbett & Britten and/or such undertakings (aggregating their interests) have a significant interest and the "wider Exel Group" means Exel and its subsidiary undertakings, associated undertakings and any other undertaking in which Exel and/or such undertakings (aggregating their interests) have a significant interest, and for these purposes "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the Companies Act, other than paragraph 20(1)(b) of Schedule 4A to that Act which shall be excluded for this purpose, and "significant interest" means a direct or indirect interest in ten per cent. or more of the equity share capital (as defined in that Act).

Exel reserves the right to waive, in whole or in part, all or any of the above conditions, except conditions (A) and (E).

Condition (E) must be fulfilled by, and conditions (B), (C), (D) and (F) to (L) (inclusive) must be fulfilled or waived by, midnight on the 21st day after the later of the first closing date of the Offer and the date on which condition (A) is fulfilled (or in each such case such later date as Exel may, with the consent of the Panel, decide). Exel shall be under no obligation to waive or treat as satisfied any of the conditions (B), (C), (D) or (F) to (L) (inclusive) by a date earlier than the latest date specified above for the satisfaction thereof, notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

If Exel is required by the Panel to make an offer for Tibbett & Britten Shares under the provisions of Rule 9 of the Code, Exel may make such alterations to any of the above conditions as are necessary to comply with the provisions of that Rule.

The Offer will lapse if the European Commission initiates proceedings under Article 6(1)(c) of the Regulation or the Offer is referred to the Competition Commission before 3.00 p.m. on the first closing date of the Offer or the date on which the Offer becomes or is declared unconditional as to acceptances, whichever is the later. If the Offer so lapses, the Offer will cease to be capable of further acceptances and Exel and Tibbett & Britten Shareholders shall cease to be bound by prior acceptances.

The Offer will be governed by English law and will be subject to the jurisdiction of the courts of England.

PART B: FURTHER TERMS OF THE OFFER

The following further terms apply to the Offer. Except where the context otherwise requires, any reference in Part B or C of this Appendix I and in the Form of Acceptance: (i) to the "Offer" shall mean the Offer (including the Loan Note Alternative) and any revision, variation or renewal thereof or extension thereto; (ii) to the "Offer becoming unconditional" means the acceptance condition being or becoming or being declared satisfied whether or not any other condition of the Offer remains to be fulfilled; (iii) to the "acceptance condition" means the condition set out in paragraph (A) of Part A of this Appendix I; and (iv) to "acceptances of the Offer" shall include deemed acceptances of the Offer.

1. Acceptance period

(A) The Offer will initially be open for acceptance until 3.00 p.m. on 13 July 2004. Although no revision is envisaged, if the Offer is revised it will remain open for acceptance for a period of at least 14 days (or such other period as may be permitted by the Panel) from the date of despatching written notification of the revision to Tibbett & Britten Shareholders. Except with the consent of the Panel, no revision of the Offer may be posted to Tibbett & Britten Shareholders after 7 August 2004 or, if later, the date falling 14 days prior to the last date on which the Offer can become unconditional.

(B) The Offer, whether revised or not, shall not (except with the consent of the Panel) be capable of becoming unconditional after midnight on 21 August 2004 (or any earlier time and/or date announced (and not withdrawn) by Exel as the date beyond which the Offer will not be extended) nor of being kept open for acceptance after that time and date unless it has previously become unconditional, provided that Exel reserves the right, with the permission of the Panel, to extend the Offer to later time(s) and/or date(s). Except with the consent of the Panel, Exel may not, for the purpose of determining whether the acceptance condition has been satisfied, take into account acceptances received or purchases of Tibbett & Britten Shares made after 1.00 p.m. on 21 August 2004 (or any earlier time and/or date announced (and not withdrawn) by Exel as the date beyond which the Offer will not be extended) or, if the Offer is so extended, any such later time and/or date as may be agreed with the Panel. If the latest time at which the Offer may become unconditional is extended beyond midnight on 21 August 2004, acceptances received and purchases of Tibbett & Britten Shares made in respect of which the relevant documents are received by Lloyds TSB Registrars after 1.00 p.m. on 21 August 2004 may (except where the Code otherwise permits) only be taken into account with the agreement of the Panel.

(C) If the Offer becomes unconditional, it will remain open for acceptance for not less than 14 days from the date on which it would otherwise have expired. If the Offer has become unconditional and it is stated that the Offer will remain open until further notice, then not less than 14 days' notice in writing will be given prior to the closing of the Offer to those Tibbett & Britten Shareholders who have not accepted the Offer.

(D) If a competitive situation arises after a "no increase" and/or "no extension" statement has been made by Exel in relation to the Offer, Exel may, if it specifically reserved the right to do so at the time such statement was made, or otherwise with the consent of the Panel, withdraw such statement provided that it complies with the requirements of the Code and in particular that:

(i) it announces such withdrawal within four business days after the announcement of the competing offer or other competitive situation and notifies Tibbett & Britten Shareholders in writing thereof at the earliest practicable opportunity or, in the case of Tibbett & Britten Shareholders with registered addresses outside the UK or whom Exel knows to be nominees, trustees or custodians holding Tibbett & Britten Shares for such persons, by announcement in the UK; and

(ii) any Tibbett & Britten Shareholders who accepted the Offer after the date of the "no extension" or "no increase" statement are given a right of withdrawal in accordance with paragraph 3(C) below.

(E) Exel may, if it has reserved the right to do so, choose not to be bound by the terms of a "no increase" or "no extension" statement if it would otherwise prevent the posting of an increased or improved offer which is recommended for acceptance by the Directors of Tibbett & Britten, or in other circumstances permitted by the Panel.

(F) For the purpose of determining at any particular time whether the acceptance condition has been satisfied, Exel shall be entitled to take account only of those Tibbett & Britten Shares carrying voting rights which have been unconditionally allotted or issued before that time and written notice of the allotment or issue of which, containing all the relevant details, has been received by Lloyds TSB Registrars from Tibbett & Britten or its agents at either of the addresses specified in paragraph 3(A) below. Notification by telex, e-mail or facsimile transmission will not constitute written notice.

2. Announcements

(A) By 8.00 a.m. on the business day (the "relevant day") next following the day on which the Offer is due to expire or becomes unconditional or is revised or extended as the case may be (or such later time(s) and/or date(s) as the Panel may agree), Exel will make an appropriate announcement and simultaneously inform a Regulatory Information Service of the position. Such announcement will (unless otherwise permitted by the Panel) also state (as nearly as practicable) the total number of Tibbett & Britten Shares and rights over Tibbett & Britten Shares:

(i) for which acceptances of the Offer have been received (showing the extent, if any, to which such acceptances have been received from any person deemed to be acting in concert with Exel);

(ii) acquired or agreed to be acquired by or on behalf of Exel or any person deemed to be acting in concert with Exel during the course of the Offer Period; and

(iii) held by or on behalf of Exel or any person deemed to be acting in concert with Exel prior to the Offer Period;

and will specify the percentage of issued ordinary share capital represented by each of these figures.

(B) Any decision to extend the time and/or date by which the acceptance condition has to be fulfilled may be made at any time up to, and will be announced not later than, 8.00 a.m. on the relevant day (or such later time and/or date as the Panel may agree) and the announcement will state the next expiry date (unless the Offer is then unconditional in which case a statement may instead be made that the Offer will remain open until further notice). In computing the number of Tibbett & Britten Shares represented by acceptances and/or purchases, there may be included or excluded for announcement purposes acceptances and purchases not in all respects in order or subject to verification, provided that such acceptances or purchases shall not be included unless they could be counted towards fulfilling the acceptance condition in accordance with paragraphs 6(G) and (H) below.

(C) In this Appendix I, references to the making of an announcement or the giving of notice by or on behalf of Exel include the release of an announcement to the press by public relations consultants or by UBS and the delivery by hand or telephone, telex or facsimile or other electronic transmission of an announcement to a Regulatory Information Service. An announcement made otherwise than to a Regulatory Information Service shall be notified simultaneously to a Regulatory Information Service.

3. Rights of withdrawal

(A) If Exel, having announced the Offer to be unconditional, fails to comply by 3.30 p.m. on the relevant day (or such later time and/or date as the Panel may agree) with any of the other relevant requirements specified in paragraph 2(A) above, an accepting Tibbett & Britten Shareholder may (unless the Panel agrees otherwise) immediately thereafter withdraw his acceptance of the Offer by written notice given by post or by hand (during normal business hours only) to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or by hand only (during normal business hours only) to Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R 0AX . Subject to paragraph 1(B) above, this right of withdrawal may be terminated not less than eight days after the relevant day by Exel confirming, if such be the case, that the Offer is still unconditional, and complying with the other requirements specified in paragraph 2(A) above. If any such confirmation is given, the first period of 14 days referred to in paragraph 1(C) above will run from the date of such confirmation and compliance.

(B) If by 3.00 p.m. on 3 August 2004 (or such later time and/or date as the Panel may agree) the Offer has not become unconditional, an accepting Tibbett & Britten Shareholder may withdraw his acceptance at any time thereafter by written notice received by Lloyds TSB Registrars on behalf of Exel at either of the addresses and in the manner referred to in paragraph 3(A) above before the earlier of (i) the time when the Offer becomes unconditional and (ii) the final time for lodgement of acceptances of the Offer which can be taken into account in accordance with paragraph 1(B) above.

(C) If a "no increase" and/or "no extension" statement has been withdrawn in accordance with paragraph 1(D) above, any Tibbett & Britten Shareholder who accepts the Offer after such statement is made may withdraw his acceptance thereafter in the manner referred to in paragraph 3(A) above not later than the eighth day after the date on which notice of the withdrawal of such statement is posted to Tibbett & Britten Shareholders.

(D) Except as provided by this paragraph 3, acceptances and elections shall be irrevocable.

(E) In this paragraph 3, "written notice" (including any letter of appointment, direction or authority) means notice in writing bearing the original signature(s) of the relevant accepting Tibbett & Britten Shareholder(s) or his/their agent(s) duly appointed in writing (evidence of whose appointment in a form reasonably satisfactory to Exel is produced with the notice). Telex, e-mail or facsimile transmission or copies will not be sufficient to constitute written notice. No notice which is postmarked in, or otherwise appears to Exel or its agents to have been sent from or otherwise evidences use of any means or instrumentality of interstate or foreign commerce of, the United States, Canada, Japan or Australia will be treated as valid.

(F) Tibbett & Britten Shares in respect of which acceptances have been properly withdrawn in accordance with this paragraph 3 may subsequently be re-assented to the Offer by following one of the procedures described in paragraph 15 of the letter from UBS set out in Part 2 of this document at any time while the Offer remains open for acceptance.

(G) All questions as to the validity (including time of receipt) of any notice of withdrawal will be determined by Exel, whose determination, except as may be determined otherwise by the Panel, will be final and binding. None of Exel, UBS, Lloyds TSB Registrars or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notice.

4. Loan Note Alternative

(A) Save as stated below, Tibbett & Britten Shareholders who validly accept the Offer may elect, in respect of some or all of the Tibbett & Britten Shares for which they have accepted the Offer, to receive Loan Notes in multiples of £1 instead of the cash consideration payable under the Offer on the basis of £1 in nominal amount of Loan Notes for every £1 in cash consideration. Fractional entitlements will be disregarded and not paid.

(B) The Loan Note Alternative will remain open for so long as the Offer remains open for acceptance. As set out in paragraph 7 of this Part B of Appendix I, unless an exemption under relevant securities laws is applicable, the Loan Notes may not be offered, sold or delivered, directly or indirectly, in or into, the United States, Canada, Australia or Japan or to or for the benefit of any US person or resident of Canada, Australia or Japan. Further particulars of the Loan Notes are set out in Appendix II to this document.

(C) Unless Exel determines otherwise, in its absolute discretion, no Loan Notes will be issued by Exel (and elections for the Loan Note Alternative will automatically be cancelled) unless the aggregate nominal value of all the Loan Notes for which valid elections have been received by the date on which the Offer becomes or is declared wholly unconditional is equal to or exceeds £2 million. In such event, provided that the acceptance of the Offer is otherwise valid, a Tibbett & Britten Shareholder electing for the Loan Note Alternative shall be deemed to have accepted the Offer without making an election for the Loan Note Alternative.

5. Revised Offer

(A) Although no such revision is envisaged, if the Offer (in its original or any previously revised form(s)) is revised (either in its terms and conditions or in the value or nature of the consideration offered or otherwise) and such revision represents, on the date on which such revision is announced (on such basis as UBS may consider appropriate), an improvement (or no diminution) in the value of the Offer as so revised compared with the consideration or terms previously offered or in the overall value received and/or retained by a Tibbett & Britten Shareholder (under the Offer or otherwise), the benefit of the revised Offer will, subject as provided in paragraphs 5(B), (C) and 7 below, be made available to Tibbett & Britten Shareholders who have accepted the Offer in its original or previously revised form(s) (hereinafter called "Previous Acceptors"). The acceptance of the Offer by or on behalf of a Previous Acceptor in its original or any previously revised form(s) shall, subject as provided in paragraphs 5(B), (C) and 7 below, be treated as an acceptance of the Offer as so revised and shall also constitute the separate appointment of Exel and each of its directors and/or of UBS and each of its directors as his attorney and/or agent with authority to (i) accept any such revised Offer on behalf of such Previous Acceptor; (ii) if such revised Offer includes alternative forms of consideration, to make elections and/or accept such alternative forms of consideration in such proportions as such attorney and/or agent in his absolute discretion thinks fit; and (iii) execute on behalf of and in the name of such Previous Acceptor all such further documents (if any) and to do all such further things (if any) as may be required to give effect to such acceptances and/or elections. In making any such election and/or acceptance, such attorney and/or agent shall take into account the nature of any previous acceptances made by or on behalf of the Previous Acceptor and such other facts or matters as he may reasonably consider relevant.

(B) The deemed acceptance referred to in paragraph 5(A) above shall not apply and the authorities conferred by paragraph 5(A) above shall not be exercised if, as a result thereof, the Previous Acceptor would (on such basis as UBS may consider appropriate) thereby receive less in aggregate in consideration under the revised Offer or otherwise than he would have received in aggregate as a result of acceptance of the Offer in the form in which it was previously accepted by him or on his behalf. The authorities conferred by paragraph 5(A) above shall not be exercised in respect of any election available under the revised Offer save in accordance with this paragraph.

(C) The deemed acceptance referred to in paragraph 5(A) above shall not apply and the authorities conferred by paragraph 5(A) above shall be ineffective to the extent that a Previous Acceptor shall lodge with Lloyds TSB Registrars, within 14 days of the posting of the document pursuant to which the revision of the Offer is made available to Tibbett & Britten Shareholders, a Form of Acceptance or some other form issued by or on behalf of Exel in which he validly elects to receive the consideration receivable by him under such revised Offer in some other manner.

(D) The authorities conferred by this paragraph 5 and any acceptance of a revised Offer and/or any election(s) pursuant thereto shall be irrevocable unless and until the Previous Acceptor becomes entitled to withdraw his acceptance under paragraph 3 above and duly does so.

(E) Exel and UBS reserve the right to treat an executed Form of Acceptance relating to the Offer (in its original or any previously revised form(s)) which is received after the announcement or issue of the Offer in any revised form as a valid acceptance of the revised Offer and/or, where applicable, a valid election for or acceptance of any of the alternative forms of consideration. Such acceptances shall constitute an authority in the terms of paragraph 5(A) above *mutatis mutandis* on behalf of the relevant Tibbett & Britten Shareholder.

6. General

(A) Save with the consent of the Panel, the Offer will lapse unless all the conditions have been fulfilled or (if capable of waiver) waived or, where appropriate, have been determined by Exel in its reasonable opinion to be or remain satisfied in each case by midnight on 3 August 2004 or by midnight on the date which is 21 days after the date on which the Offer becomes or is declared unconditional, whichever is the later, or such later date as Exel may, with the consent of the Panel, decide. The Offer will lapse if the European Commission initiates

proceedings under Article 6(1)(c) of the Council Regulation (EC) 139/2004 or the Offer is referred to the Competition Commission before 3.00 p.m. on the first closing date of the Offer or the date on which the Offer becomes or is declared unconditional as to acceptances, whichever is the later. If the Offer so lapses, the Offer will cease to be capable of further acceptances and Exel and Tibbett & Britten Shareholders shall cease to be bound by prior acceptances.

(B) The expression "Offer Period" when used in this document means, in relation to the Offer, the period commencing on 15 June 2004 until whichever of the following shall be the latest: (i) 3.00 p.m. on 13 July 2004, (ii) the time and date on which the Offer becomes unconditional, and (iii) the time and date on which the Offer lapses.

(C) Except with the consent of the Panel, settlement of the consideration to which any Tibbett & Britten Shareholder is entitled under the Offer will be implemented in full in accordance with the terms of the Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which Exel or UBS may otherwise be, or claim to be, entitled as against such Tibbett & Britten Shareholder and will be posted (or otherwise transmitted) within 14 days of the later of (i) 13 July 2004, (ii) the date the Offer becomes unconditional in all respects, and (iii) the date of receipt by Exel of a valid Form of Acceptance from such Tibbett & Britten Shareholder.

(D) The terms, provisions, instructions and authorities contained in or deemed to be incorporated in the Form of Acceptance constitute part of the terms of the Offer. Words and expressions defined in this document have the same meanings when used in the Form of Acceptance, unless the context otherwise requires.

(E) Without prejudice to any other provision in this Part B of Appendix I, Exel and UBS reserve the right to treat acceptances of the Offer as valid if received by or on behalf of either of them at any place or places determined by them otherwise than as set out herein or in the Form of Acceptance.

(F) Exel reserves the right to treat as valid in whole or in part acceptances of the Offer that are not entirely in order or that are not accompanied by the relevant share certificate(s) and/or other document(s) of title or not accompanied by the relevant TTE Instruction(s).

(G) Notwithstanding the right reserved by Exel in paragraph 6(F) above, except as otherwise agreed with the Panel, an acceptance of the Offer will only be counted towards fulfilling the acceptance condition if the requirements of Note 4 and, if applicable, Note 6 on Rule 10 of the Code are satisfied in respect of it.

(H) Except as otherwise agreed with the Panel, a purchase of Tibbett & Britten Shares by Exel or persons acting in concert with it or its nominee(s) will only be counted towards fulfilling the acceptance condition if the requirements of Note 5 and, if applicable, Note 6 on Rule 10 of the Code are satisfied in respect of it.

(I) Except with the consent of the Panel, the Offer will not become unconditional unless Lloyds TSB Registrars has issued a certificate to Exel and/or UBS which states the number of Tibbett & Britten Shares in respect of which acceptances have been received which comply with paragraph 6(G) above and the number of Tibbett & Britten Shares otherwise acquired, whether before or during the Offer Period, in compliance with the requirements of paragraph 6(H) above. Copies of such certificate will be sent to the Panel and to Tibbett & Britten's financial adviser, Dresdner Kleinwort Wasserstein, as soon as possible after it is issued.

(J) The Offer and all acceptances thereof and all elections pursuant thereto and the relevant Form of Acceptance and all contracts made pursuant thereto and action taken or made or deemed to be taken or made under any of the foregoing shall be governed by and construed in accordance with English law. Execution of a Form of Acceptance by or on behalf of a Tibbett & Britten Shareholder will constitute his submission, in relation to all matters arising out of or in connection with the Offer and the Form of Acceptance, to the jurisdiction of the Courts of England and his agreement that nothing shall limit the right of Exel or UBS to bring any action, suit or proceeding arising out of or in connection with the Offer and the Form of Acceptance in any other manner permitted by law or in any court of competent jurisdiction.

(K) Any reference in this document and in the Form of Acceptance to 13 July 2004 shall, except in the penultimate paragraph of Part A of this Appendix I and paragraphs 1(A) and 6(B) of this

Part B of Appendix I and except where the context otherwise requires, be deemed, if the expiry date of the Offer be extended, to refer to the expiry date of the Offer as so extended.

(L) Any omission to despatch this document, the Form of Acceptance or any notice required to be despatched under the terms of the Offer to, or any failure to receive the same by, any person to whom the Offer is made, or should be made, shall not invalidate the Offer in any way or create any implication that the Offer has not been made to any such person. The Offer extends to all Tibbett & Britten Shareholders to whom this document, the Form of Acceptance and any related documents may not be despatched, or who may not receive such documents, and such persons may collect copies of those documents from Lloyds TSB Registrars at the addresses set out in paragraph 3(A) above.

(M) All powers of attorney, appointments as agents and authorities on the terms conferred by or referred to in this Appendix I or in the Form of Acceptance are given by way of security for the performance of the obligations of the Tibbett & Britten Shareholder concerned and are irrevocable (in respect of powers of attorney, in accordance with section 4 of the Powers of Attorney Act 1971), except in the circumstances where the donor of such power of attorney, appointment or authority is entitled to withdraw his acceptance in accordance with paragraph 3 above and duly does so.

(N) No acknowledgement of receipt of any Form of Acceptance, transfer by means of CREST communication, notice, share certificate and/or other document of title will be given by or on behalf of Exel. All communications, notices, certificates, documents of title and remittances to be delivered by or sent to or from Tibbett & Britten Shareholders (or their designated agent(s)) will be delivered by or sent to or from such Tibbett & Britten Shareholders (or their designated agent(s)) at their risk.

(O) If the Offer does not become unconditional in all respects:

(i) the Form of Acceptance and any share certificate(s) and/or other document(s) of title will be returned by post (or by such other method as may be approved by the Panel) within 14 days of the Offer lapsing, at the risk of the person entitled thereto, to the person or agent whose name and address outside the United States, Canada, Japan or Australia is set out in the relevant Box on the Form of Acceptance or, if none is set out, to the first-named holder at his/her registered address outside the United States, Canada, Japan or Australia. No such documents will be sent to an address in the United States, Canada, Japan or Australia; and

(ii) Lloyds TSB Registrars will, immediately after the lapsing of the Offer (or within such longer period as the Panel may permit, not exceeding 14 days of the lapsing of the Offer), give instructions to CRESTCo to transfer all Tibbett & Britten Shares held in escrow balances and in relation to which it is the Escrow Agent for the purposes of the Offer to the original available balances of the Tibbett & Britten Shareholders concerned.

(P) The Offer is made on 22 June 2004 and is capable of acceptance from and after that time. Copies of this document, the Form of Acceptance and any related documents are available from Lloyds TSB Registrars at the addresses set out in paragraph 3(A) above from that time. The Offer is made by means of this document and by means of an advertisement to be dated 23 June 2004 and inserted in the Financial Times (UK Edition).

(Q) If sufficient acceptances are received and/or sufficient Tibbett & Britten Shares are otherwise acquired, Exel intends to apply the provisions of Sections 428-430F of the Companies Act to acquire compulsorily any outstanding Tibbett & Britten Shares. Exel also intends, following the Offer becoming unconditional in all respects, to apply for cancellation of the listing of the Tibbett & Britten Shares on the Official List and to the London Stock Exchange for the cancellation of trading of the Tibbett & Britten Shares on the London Stock Exchange's market for listed securities.

(R) Exel and UBS reserve the right to notify any matter (including the making of the Offer) to all or any Tibbett & Britten Shareholder(s) with (a) registered address(es) outside the UK or whom Exel or UBS know to be nominees, trustees or custodians for such persons by announcement or paid advertisement in any daily newspaper published and circulated in the UK in which case such notice shall be deemed to have been sufficiently given notwithstanding any failure

by any such shareholders to receive or see such notice, and all references in this document to notice in writing (other than in paragraph 3 above) shall be construed accordingly.

(S) Due completion of the Form of Acceptance will constitute an instruction to Exel that, on the Offer becoming unconditional in all respects, all mandates and other instructions or notices recorded in Tibbett & Britten's records immediately prior to the Offer becoming so unconditional will, unless and until revoked or varied, continue in full force in relation to the Loan Notes allotted or issued to the relevant Tibbett & Britten Shareholders pursuant to the Offer.

(T) If Exel is required by the Panel to make an offer for Tibbett & Britten Shares under the provisions of Rule 9 of the Code, Exel may make such alterations to the conditions of the Offer as are necessary to comply with the provisions of that Rule.

(U) In relation to any acceptance of the Offer in respect of Tibbett & Britten Shares which are in uncertificated form, Exel reserves the right to make such alterations, additions or modifications to the terms of the Offer as may be necessary or desirable to give effect to any purported acceptance of the Offer, whether in order to comply with the facilities or requirements of CREST or otherwise, provided such alterations, additions or modifications are consistent with the requirements of the Code or are otherwise made with the consent of the Panel.

(V) The Loan Note Alternative will lapse if the Offer lapses or expires. An election for the Loan Note Alternative may only be made in respect of Tibbett & Britten Shares for which the Offer is validly accepted.

(W) All references in this Appendix I to any statute or statutory provision shall include a statute or statutory provision which amends, consolidates or replaces the same (whether before or after the date hereof).

7. Overseas shareholders

(A) The making and availability of the Offer (including the provision of the Loan Note Alternative) outside, or to citizens, residents or nationals of jurisdictions outside, the United Kingdom ("overseas shareholders"), may be affected by the laws of the relevant jurisdictions. Overseas shareholders should fully acquaint themselves with and observe any applicable legal requirements. It is the responsibility of any overseas shareholder wishing to accept the Offer (whether or not he elects for the Loan Note Alternative) to satisfy himself as to the full observance of the laws and regulatory requirements of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required or the compliance with other necessary formalities and the payment of any issue, transfer or other taxes or other requisite payments due in such jurisdiction. Any such overseas shareholder will be responsible for any such issue, transfer or other taxes or other requisite payments by whomsoever payable and Exel and UBS and any person acting on behalf of either of them shall be fully indemnified and held harmless by such overseas shareholder for any such issue, transfer or other taxes as Exel and UBS (and any person acting on behalf of either of them) may be required to pay.

(B) The Offer is not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or by any facilities of a national securities exchange of, the United States, Canada, Australia or Japan and will not be capable of acceptance by any such use, means, instrumentality or facility from or within the United States, Canada, Australia or Japan. Neither this document nor the accompanying Form of Acceptance nor any related document is being mailed, and must not be mailed, or otherwise forwarded, distributed or sent in, into or from the United States, Canada, Australia or Japan (including to Tibbett & Britten Shareholders with registered addresses in the United States, Canada, Australia or Japan or to persons whom Exel or its agents know to be trustees, nominees or custodians holding Tibbett & Britten Shares for such persons) and persons receiving such documents (including, without limitation, custodians, nominees and trustees) must not distribute or send any of them in, into or from the United States, Canada, Australia or Japan or use the United States, Canadian, Australian or Japanese mails or any such means or instrumentality for any purpose directly or indirectly in connection with the Offer. Doing so may render invalid any purported acceptance of the Offer.

(C) The Loan Notes have not been, nor will they be, listed on any exchange and have not been, nor will they be, registered under the Securities Act or under the relevant securities law of any state or other jurisdiction of the United States, nor have clearances been, nor will they be, obtained from any securities commission or similar authority of any province or territory of Canada and no prospectus has been or will be, lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance and the Loan Notes have not been, nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of the United States, Canada, Australia or Japan. Accordingly, unless an exemption under relevant securities law is available, the Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in or into or from the United States, Canada, Australia, Japan or any other jurisdiction where to do so would constitute a violation of the relevant laws of, or require registration thereof in, that jurisdiction, or to or for the account or benefit of any US Person or resident of Canada, Australia or Japan.

(D) Envelopes containing Forms of Acceptance should not be postmarked in the United States, Canada, Australia or Japan or otherwise despatched from the United States, Canada, Australia or Japan and all acceptors must provide addresses outside the United States, Canada, Australia or Japan for the receipt of the remittance of cash and/or documents of title for the Loan Notes or for the return of Form(s) of Acceptance, certificate(s) for Tibbett & Britten Shares and/or other document(s) of title.

(E) A Tibbett & Britten Shareholder will be deemed not to have validly accepted the Offer if:

(i) he puts "No" in Box 6 of the Form of Acceptance and thereby does not give the representations and warranties set out in paragraph (C) of Part C of this Appendix I;

(ii) he has a registered address in the United States, Canada, Australia or Japan and he does not insert in Box 7 of the Form of Acceptance the name and address of a person or agent outside the United States, Canada, Australia or Japan to whom he wishes the consideration to which he is entitled under the Offer to be sent;

(iii) he inserts in Box 7 of the Form of Acceptance the name and address of a person or agent in the United States, Canada, Australia or Japan to whom he wishes the consideration to which he is entitled under the Offer to be sent; or

(iv) in any case, the Form of Acceptance received from him is received in an envelope postmarked in, or which otherwise appears to Exel or its agents to have been sent from or otherwise evidences use of any means or instrumentality of interstate or foreign commerce of the United States, Canada, Australia or Japan.

Exel reserves the right, in its sole discretion, to investigate, in relation to any acceptance, whether the representations and warranties set out in paragraph (C) of Part C of this Appendix I have been truthfully given by the relevant Tibbett & Britten Shareholder and are correct and, if such investigation is made and, as a result, Exel cannot satisfy itself that such representations and warranties are true and correct, such acceptance shall not be valid.

(F) If, in connection with the making of the Offer, any person (including, without limitation, any custodian, nominee and/or trustee), notwithstanding the restrictions set out in paragraph 7(B) above and whether pursuant to a contractual or legal obligation or otherwise, sends, forwards or otherwise distributes this document, the Form of Acceptance or any related documents, in, into or from the United States, Canada, Australia or Japan or uses the mails of, or any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States, Canada, Australia or Japan in connection with such forwarding, such person should: (i) inform the recipient of such fact; (ii) explain to the recipient that such action may invalidate any purported acceptance or election by the recipient; and (iii) draw the attention of the recipient to this paragraph 7(F).

(G) The provisions of this paragraph 7 and/or any other terms of the Offer relating to overseas shareholders may be waived, varied or modified as regards specific Tibbett & Britten Shareholder(s) or on a general basis by Exel in its absolute discretion. In particular, without limitation, Exel reserves the right to deem an overseas shareholder to have elected for a particular form of consideration, or to have made no election at all or to offer an overseas shareholder cash only by way of consideration, in each case in connection with the Offer or any compulsory acquisition procedure.

(H) The provisions of this paragraph 7 override any terms of the Offer inconsistent therewith.

(I) References in this paragraph 7 to a Tibbett & Britten Shareholder shall include the person or persons executing a Form of Acceptance and, in the event of more than one person executing a Form of Acceptance, the provisions of this paragraph shall apply to them jointly and to each of them.

(J) Neither Exel nor UBS nor any agent or director of Exel or UBS nor any person on behalf of any of them shall have any liability to any person for any loss or alleged loss arising from any decision as to the treatment of acceptances of the Offer or elections with respect to the Loan Note Alternative on any of the bases set out above or otherwise in connection therewith.

PART C: FORM OF ACCEPTANCE

Each Tibbett & Britten Shareholder by whom, or on whose behalf, a Form of Acceptance is executed irrevocably undertakes, represents, warrants and agrees to and with Exel, UBS and Lloyds TSB Registrars (so as to bind him, his personal representatives, heirs, successors and assigns) that:

(A) the execution of the Form of Acceptance shall constitute:

(i) an acceptance of the Offer in respect of the number of Tibbett & Britten Shares inserted or deemed to be inserted in Box 1 of the Form of Acceptance; and

(ii) an election for the Loan Note Alternative in respect of the number of Tibbett & Britten Shares (if any) inserted or deemed to be inserted in Box 2 of the Form of Acceptance; and

(iii) an undertaking to execute any further documents and give any further assurances which may be required to enable Exel to obtain the full benefit of this Part C of Appendix I and/ or to perfect any of the authorities expressed to be given hereunder,

in each case, on and subject to the terms and conditions set out or referred to in this document and the Form of Acceptance and that, subject only to the rights of withdrawal set out in paragraph 3 of Part B of this Appendix I, each such acceptance and election shall be irrevocable;

(B) the Tibbett & Britten Shares in respect of which the Offer is accepted or deemed to be accepted are sold fully paid up and free from all liens, equities, charges, encumbrances and any other third party rights of any kind whatsoever, and together with all rights attaching thereto after 16 June 2004, including all voting rights and the right to all dividends and other distributions declared, made or paid after 16 June 2004;

(C) unless "No" is put in Box 6 of the Form of Acceptance, such Tibbett & Britten Shareholder:

(i) has not received or sent copies or originals of this document, the Form of Acceptance or any related documents in, into or from the United States, Canada, Japan or Australia or any other jurisdiction where such actions may constitute (or result in the Offer constituting) a breach of any legal or regulatory requirements and has not otherwise utilised in connection with the Offer, directly or indirectly, the mails of, or any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States, Canada, Japan or Australia or such other jurisdiction;

(ii) was outside the United States, Canada, Japan or Australia when the Form of Acceptance was delivered or executed;

(iii) in respect of the Tibbett & Britten Shares to which the Form of Acceptance relates, is not an agent or a fiduciary acting on a non-discretionary basis for a principal, unless such agent or fiduciary is an authorised employee of such principal or such principal has given any instructions with respect to the Offer from outside the United States, Canada, Japan or Australia;

(iv) if such Tibbett & Britten Shareholder is a citizen, resident or national of a jurisdiction outside the United Kingdom, he has observed the laws of the relevant jurisdiction, obtained all requisite governmental, exchange control and other required consents, complied with all other necessary formalities and paid any issue, transfer or other taxes or other requisite payments due in any such jurisdiction in connection which such acceptance and that he has not taken or omitted to take any action that will or may result in Exel, UBS or any other person acting in breach of the legal or regulatory requirements of any such jurisdiction in connection with the Offer or his acceptance thereof; and

(v) if such Tibbett & Britten Shareholder has made an election for the Loan Note Alternative and, unless an exemption is available under the Securities Act or relevant securities law, is not a US person or a national or resident of Canada, Japan or Australia, does not hold any Tibbett & Britten Shares in respect of which he has accepted the Offer and elected for the Loan Note Alternative on behalf of any such person and is not acting on behalf of any such person and that he will not, directly or indirectly, hold or acquire such Loan Notes for the account or benefit of any such person or with a view to the offer, sale or

delivery, directly or indirectly, of any Loan Notes in or into the United States, Canada, Australia or Japan or to any such person;

(D) the execution of the Form of Acceptance constitutes, subject to the Offer becoming unconditional in all respects and to the accepting Tibbett & Britten Shareholder not having validly withdrawn his acceptance, the irrevocable appointment of each of Exel, UBS and their respective directors as such shareholder's attorney and/or agent (the "attorney"), and an irrevocable instruction and authorisation to the attorney:

(i) to complete and execute all or any form(s) of transfer and/or other document(s) at the discretion of the attorney in relation to the Tibbett & Britten Shares in respect of which the Offer has been accepted or deemed to have been accepted in favour of Exel or such other person or persons as Exel or its agents may direct;

(ii) to deliver such form(s) of transfer and/or other document(s) at the discretion of the attorney with the share certificate(s) and/or other document(s) of title relating to such Tibbett & Britten Shares for registration within six months of the Offer becoming unconditional in all respects; and

(iii) to do all such other acts and things as may in the opinion of the attorney be necessary or expedient for the purposes of, or in connection with, the acceptance of the Offer and/or election for the Loan Note Alternative and to vest in Exel or its nominee(s) the Tibbett & Britten Shares as aforesaid;

(E) the execution of the Form of Acceptance constitutes the irrevocable appointment of the Escrow Agent as such shareholder's attorney and/or agent and an irrevocable instruction and authority to the Escrow Agent (i) subject to the Offer becoming unconditional in all respects and to the accepting Tibbett & Britten Shareholder not having validly withdrawn his acceptance, to transfer to itself (or to such other person or persons as Exel or its agents may direct) by means of CREST all or any of the Relevant Tibbett & Britten Shares (but not exceeding the number of Tibbett & Britten Shares in respect of which the Offer is accepted or deemed to be accepted), and (ii) if the Offer does not become unconditional in all respects, to give instructions to CRESTCo immediately after the lapsing of the Offer (or within such longer period as the Panel may permit, not exceeding 14 days from the lapsing of the Offer) to transfer all Relevant Tibbett & Britten Shares to the original available balance of the accepting Tibbett & Britten Shareholder. As used in Part C of this Appendix I, "Relevant Tibbett & Britten Shares" means the Tibbett & Britten Shares in uncertificated form and in respect of which a transfer or transfers to escrow has or have been effected pursuant to the procedures described in paragraph 15 of the letter from UBS set out in Part 2 of this document and where the transfer(s) to escrow was or were made in respect of Tibbett & Britten Shares held under the same member account ID and participant ID as the member account ID and participant ID relating to the Form of Acceptance concerned (but irrespective of whether or not any Form of Acceptance Reference Number, or a Form of Acceptance Reference Number corresponding to that appearing on the Form of Acceptance concerned, was included in the TTE Instruction concerned);

(F) the execution of the Form of Acceptance and its delivery constitutes, subject to the Offer becoming unconditional in all respects and to the accepting Tibbett & Britten Shareholder not having validly withdrawn his acceptance, separate irrevocable authorities and requests:

(i) to Tibbett & Britten or its agents to procure the registration of the transfer of those Tibbett & Britten Shares referred to in paragraph (A)(i) above pursuant to the Offer and, in respect of such Tibbett & Britten Shares which are held in certificated form, the delivery of the relevant share certificate(s) and/or other document(s) of title in respect thereof to Exel or as it may direct;

(ii) if the Tibbett & Britten Shares concerned are in certificated form, or if either of the provisos to sub-paragraph (iii) below applies, to Exel or its agents to procure the despatch by post (or by such other method as may be approved by the Panel) of the cheque for the cash consideration to which an accepting Tibbett & Britten Shareholder is entitled at the risk of such Tibbett & Britten Shareholder to the person whose name and address (outside the United States, Canada, Australia or Japan) is set out in Box 7 of the Form of Acceptance (if not the same as shown in Box 4 thereof) or, if none is set out, to the first-named holder at his registered address (outside the United States, Canada, Japan and Australia);

(iii) if the Tibbett & Britten Shares concerned are in uncertificated form, to Exel or its agents to procure the payment by means of a CREST payment in favour of the Tibbett & Britten Shareholder's payment bank in accordance with the CREST payment arrangements of any cash consideration to which such shareholder is entitled pursuant to his acceptance of the Offer, provided that (a) Exel may (if, for any reason, it wishes to do so) determine that all or any part of such cash consideration shall be paid by cheque despatched by post (or by such other method as may be approved by the Panel), and (b) if the Tibbett & Britten Shareholder concerned is a CREST member whose registered address is in the United States, Canada, Japan or Australia, any cash consideration to which such shareholder is entitled shall be paid by cheque despatched by post (or by such other method as may be approved by the Panel) and, in either of such cases, sub-paragraph (ii) above shall apply;

(iv) whether the Tibbett & Britten Shares concerned are in certificated form or uncertificated form and subject to the provisions of paragraph 7 of Part B of this Appendix I, to Exel or its agents to procure that such Tibbett & Britten Shareholder's name is entered on the register of Loan Note holders in respect of the Loan Notes to which such shareholder becomes entitled pursuant to an election under the Loan Note Alternative and to procure the despatch by post (or by such other method as may be approved by the Panel) of the documents of title for any such Loan Notes provided that sub-paragraph (ii) shall apply to such despatch; and

(v) to Exel or its agents, to record and act, in respect of any Loan Notes to be received by such Tibbett & Britten Shareholder, upon any instructions with regard to payments or notices which have been recorded in the records of Tibbett & Britten in respect of such Tibbett & Britten Shareholder's holding of Tibbett & Britten Shares;

(G) the execution of the Form of Acceptance and its delivery constitutes the irrevocable appointment of Exel and/or UBS and their respective directors and agents as such shareholder's attorney and/or agent within the terms of paragraph 5 of Part B of this Appendix I;

(H) subject to the Offer becoming unconditional in all respects (or if the Offer would become unconditional in all respects or lapse immediately upon the outcome of the resolution in question or if the Panel otherwise gives its consent) and pending registration:

(i) Exel shall be entitled to direct the exercise of any votes and any or all other rights and privileges (including the right to requisition the convening of a general or separate class meeting of Tibbett & Britten) attaching to any Tibbett & Britten Shares in respect of which the Offer has been accepted or are deemed to have been accepted and in respect of which such acceptances have not been validly withdrawn; and

(ii) the execution of the Form of Acceptance constitutes, with regard to the Tibbett & Britten Shares comprised in such acceptance and in respect of which such acceptance has not been validly withdrawn:

(a) an authority to Tibbett & Britten and/or its agents from such Tibbett & Britten Shareholder to send any notice, circular, warrant, document or other communication which may be required to be sent to him as a member of Tibbett & Britten in respect of such Tibbett & Britten Shares (including any share certificate(s) or other document(s) of title issued as a result of conversion of such Tibbett & Britten Shares into certificated form) to Exel at its registered office;

(b) the irrevocable appointment of Exel or any of its directors or agents to sign on such Tibbett & Britten Shareholder's behalf such documents and do such things as may in the opinion of such person seem necessary or desirable in connection with the exercise of any votes or other rights or privileges attaching to such Tibbett & Britten Shares (including, without limitation, an authority to sign any consent to short notice of a general or separate class meeting as his attorney and/or agent on his behalf and/or to execute a form of proxy in respect of such Tibbett & Britten Shares and/or, where appropriate, any appointment pursuant to Section 375 of the Companies Act, appointing any person nominated by Exel to attend general and separate class meetings of Tibbett & Britten and to exercise or refrain from exercising the votes attaching to such Tibbett & Britten Shares on such Tibbett & Britten Shareholder's behalf), such votes (where relevant) to be cast so far as possible to satisfy any outstanding conditions of the Offer; and

(c) the agreement of such Tibbett & Britten Shareholder not to exercise any such rights without the consent of Exel and the irrevocable undertaking of such Tibbett & Britten Shareholder not to appoint a proxy or representative for or to attend any such meetings;

(I) he will deliver, or procure the delivery of, to Lloyds TSB Registrars at either of the addresses and in the manner referred to in paragraph 3(A) of Part B of this Appendix I, his share certificate(s) and/or other document(s) of title in respect of the Tibbett & Britten Shares in certificated form in respect of which the Offer has been accepted and in respect of which such acceptance has not been validly withdrawn, or an indemnity acceptable to Exel in lieu thereof, as soon as possible and in any event within six months of the Offer becoming unconditional in all respects;

(J) he will take (or procure to be taken) the action set out in paragraph 15 of the letter from UBS contained in Part 2 of this document to transfer all of the Tibbett & Britten Shares held by him in uncertificated form and in respect of which the Offer has been accepted or deemed to have been accepted and in respect of which such acceptance has not been validly withdrawn to an escrow balance as soon as possible and in any event so that the transfer to escrow settles within six months of the Offer becoming unconditional in all respects;

(K) if, for any reason, any Tibbett & Britten Shares in respect of which a transfer to an escrow balance has been effected in accordance with paragraph 15 of the letter from UBS set out in Part 2 of this document are converted to certificated form, he will (without prejudice to paragraph (H) above) immediately deliver or procure the immediate delivery of the share certificate(s) or other document(s) of title in respect of all such Tibbett & Britten Shares so converted to Lloyds TSB Registrars at either of the addresses and in the manner referred to in paragraph 3(A) of Part B of this Appendix I or to Exel at its registered office or as Exel or its agents may direct;

(L) the creation of a CREST payment obligation in favour of his payment bank in accordance with the CREST payment arrangements referred to in paragraph (F) above shall discharge in full any obligation of Exel and/or UBS to pay him the cash consideration to which he is entitled pursuant to the Offer;

(M) he agrees to ratify each and every act or thing which may be done or effected by Exel or UBS or Lloyds TSB Registrars or any of their respective directors or agents or Tibbett & Britten or its agents, as the case may be, in the proper exercise of any of its or his powers and/or authorities conferred by or referred to in Part B of this Appendix I or in this Part C and to indemnify each such person against any losses arising therefrom;

(N) he shall do all such acts and things as shall be necessary or expedient to vest in Exel or its nominee(s) the aforesaid Tibbett & Britten Shares and all such acts and things as may be necessary or expedient to enable Lloyds TSB Registrars to perform its function as Escrow Agent for the purposes of the Offer;

(O) if any provision of Part B of this Appendix I or this Part C shall be unenforceable or invalid or shall not operate so as to afford Exel or UBS or Lloyds TSB Registrars or any of their respective directors or agents the benefit or authority expressed to be given therein, he shall with all practicable speed do all such acts and things and execute all such documents that may be required or desirable to enable Exel and/or UBS and/or Lloyds TSB Registrars and/or any of their respective directors or agents to secure the full benefits of Part B of this Appendix I and this Part C;

(P) in consideration of Exel making any revised Offer available to him as referred to in paragraph 5 of Part B of this Appendix I, the deemed acceptances, elections and authorities referred to in such paragraph 5 shall, subject to the right of withdrawal set out in paragraph 3 of Part B of this Appendix I, be irrevocable; and

(Q) the terms and conditions of the Offer contained in this document shall be deemed to be incorporated in and form part of, the Form of Acceptance which shall be construed accordingly.

References in this Part C to a Tibbett & Britten Shareholder shall include references to the person or persons executing a Form of Acceptance and, in the event of more than one person executing a Form of Acceptance, the provisions of this Part C shall apply to them jointly and to each of them.

APPENDIX II

Particulars of the Loan Notes

Summary of the Principal Terms of the Loan Notes

The Floating Rate Unsecured Loan Notes of Exel will be created by a resolution of the board of directors of Exel or a duly authorised committee thereof and will be constituted by the Loan Note Instrument and executed as a deed by Exel. The issue of the Loan Notes will be conditional on the Offer becoming or being declared unconditional in all respects. No application has been made or is intended to be made to any stock exchange or other dealing service for the Loan Notes to be listed or otherwise traded.

The Loan Notes have not been, nor will they be, listed on any exchange and have not been, nor will they be, registered under the Securities Act or under the relevant securities law of any state or other jurisdiction of the United States, nor have clearances been, nor will they be, obtained from any securities commission or similar authority of any province or territory of Canada and no prospectus has been or will be, lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance and the Loan Notes have not been, nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of the United States, Canada, Australia or Japan. Accordingly, unless an exemption under relevant securities law is available, the Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in or into or from the United States, Canada, Australia, Japan or any other jurisdiction where to do so would constitute a violation of the relevant laws of, or require registration thereof in, that jurisdiction, or to or for the account or benefit of any US Person or resident of Canada, Australia or Japan.

The Loan Note Instrument will contain provisions, *inter alia,* to the effect set out below.

(A) The Loan Notes will be issued by Exel in amounts and integral multiples of one pound (£1) in nominal amount and will constitute unsecured obligations of Exel. The Loan Notes will be evidenced by certificates and will be registered. The Loan Note Instrument will not contain any restrictions on borrowing, disposals or charging of assets by Exel.

(B) Until such time as the Loan Notes are repaid in full, interest will be payable by Exel on the principal amount of the Loan Notes (subject to any requirement to deduct or withhold an amount for or on account of any tax therefrom) semi-annually in arrears on 31 December and 30 June in each year or, if such a day is not a business day, on the next succeeding business day ("Interest Payment Date") in respect of the six month interest period (as defined below) then ending at a rate calculated as provided in paragraph (C)(i) below, except that the first Interest Payment Date will be 31 December 2004 in respect of the period from and including the date of issue of the relevant Loan Notes up to (but excluding) 31 December 2004 (or, in respect of Loan Notes issued on or after 31 December 2004, up to (but excluding) the next succeeding Interest Payment Date). The periods from (and including) the first date of issue of any Loan Notes up to (but excluding) 31 December 2004 or, for any subsequent interest periods, the period from and including the last preceding Interest Payment Date up to (but excluding) the next succeeding Interest Payment Date, are hereinafter each referred to as an "Interest Period".

(C) (i) The rate of interest on the Loan Notes for each Interest Period will be the rate per annum equivalent to 0.75 per cent. below the rate of interest which is determined by Exel on the basis of the average (calculated and rounded down, if not already such a multiple, to the nearest whole multiple of one sixteenth of one per cent.) of the respective rates per annum at which any two London clearing banks selected by Exel are prepared to offer six month sterling deposits of £1,000,000 to leading banks in the London inter-bank market at or about 11.00 a.m. (London time) on the first business day of the relevant Interest Period or, if such day is not a business day, on the next succeeding business day.

(ii) Interest shall accrue from day to day and each instalment of interest shall be calculated on the basis of a 365 day year and shall accrue from day to day.

(iii) A certificate in writing by an authorised official of the Company shall be conclusive evidence of the rate of interest.

(D) A holder of Loan Notes (a "Noteholder") shall be entitled to require Exel to repay the whole (whatever the amount) or any part (being a minimum amount of £1 nominal or any integral multiple thereof) of the principal amount of his holding of Loan Notes at par, together with accrued interest (subject to any requirement to deduct or withhold an amount for or on account of any tax) up to but excluding the date of repayment, on any Interest Payment Date falling on or after 31 December 2005 (or, in respect of Loan Notes issued on or after 31 December 2004, on the first Interest Payment Date falling after the first anniversary of issue of such Loan Notes) and thereafter 30 June and 31 December in each year, up to and including 31 December 2009 on giving not less than 30 days' prior notice in writing to the Company's Registrars to expire on or before the relevant Redemption Date accompanied by the certificate(s) for all the Loan Notes to be repaid and a notice of redemption (duly completed) provided that no such notice may be given in respect of any Loan Notes in respect of which notice of redemption has previously been given by Exel in accordance with paragraph (E) below.

(E) If at any time from or after 31 December 2007 the principal amount of all Loan Notes outstanding equals 25 per cent. or less of the total nominal amount of Loan Notes issued in connection with the Offer or £1 million or less in nominal value of Loan Notes remain outstanding, Exel shall have the right on giving the remaining Noteholders not less than 30 days' notice in writing, to redeem all (but not some only) of the outstanding Loan Notes at par together with accrued interest (subject to any requirement to deduct or withhold an amount for or on account of any tax therefrom) up to but excluding the date of payment.

(F) Any Loan Notes not previously repaid, redeemed or purchased and cancelled will be repaid in full at par on 31 December 2009 together with accrued interest thereon (subject to any requirement to deduct or withhold an amount for or on account of tax therefrom) up to and excluding that date.

(G) Any Loan Notes repaid, redeemed or purchased will be cancelled and shall not be available for re-issue.

(H) The Noteholders will have power by extraordinary resolution of the Noteholders passed in accordance with the provisions of the Loan Note Instrument or by resolution in writing signed by holders of not less than 75 per cent. of the outstanding Loan Notes, *inter alia*, to sanction any modification, abrogation, compromise or release of the provisions of the Loan Note Instrument by Exel. Exel may, with the consent of its financial advisers, amend the provisions of the Loan Note Instrument, without such sanction or consent, if such amendment, in the written opinion of the financial adviser, is of a formal, minor or technical nature or to correct a manifest error.

(I) Each Noteholder shall have the right on any Interest Payment Date falling on or after 31 December 2005 (or, in respect of Loan Notes issued on or after 31 December 2004, on the first Interest Payment Date falling after the first anniversary of issue of such Loan Notes), by notice in writing to Exel giving not less than 30, nor more than 35, days' notice ending on such Interest Payment Date, to require Exel to pay, on a redemption of the whole (whatever the amount) or any part (being any integral multiple of £1) of the principal amount of his holding of Loan Notes, in lieu and in satisfaction of the principal amount in sterling of the Loan Notes to be redeemed, an amount in US dollars equal to the amount in US dollars that the sterling amount equal to the principal amount of the Loan Notes held by such Noteholder to be redeemed could have purchased on the day falling 30 days before the relevant Interest Payment Date, at the spot rate for the purchase of US dollars with pounds sterling certified by Exel as prevailing at 11:00 a.m. (London time) on that day and if such day is not a business day the next following business day or as soon as practicable thereafter, provided that such amount shall be no less or more than (and if it would otherwise be, shall be equal to) 99.5 per cent. or 100.5 per cent. of the amount in US dollars that the sterling principal amount of the Loan Notes to be redeemed could have purchased at the spot rate on such Interest Payment Date.

(J) Exel shall have the right on the final redemption date by notice in writing to the Noteholders giving not less than 90 days' notice, to pay, on a redemption of the whole of the principal amount of each Noteholder's holding of Loan Notes, in lieu and in satisfaction of the principal amount in sterling of the Loan Notes to be redeemed, an

amount in US dollars equal to the amount in US dollars that the sterling amount equal to the principal amount of the Loan Notes held by the relevant Noteholder to be redeemed could have purchased on the fifth business day before the date of such notice from the Company, at the spot rate for the purchase of US dollars with pounds sterling certified by Exel as prevailing at 11:00 a.m. (London time) on that day and if such day is not a business day, the next following business day or as soon as practicable thereafter, provided that such amount shall be no less or more than (and if it would otherwise be, shall be equal to) 99.5 per cent. or 100.5 per cent. of the amount in US dollars that the sterling principal amount of the Loan Notes to be redeemed could have purchased at the spot rate on the final redemption date.

(K) Each Noteholder shall be entitled by notice in writing to Exel to require all or part (being £1 nominal amount or an integral multiple thereof) of the Loan Notes held by him to be repaid at par together with accrued interest (subject to any requirement to deduct or withhold an amount for or an account of tax therefrom) if:

(i) any principal or interest payable on any of the Loan Notes held by that Noteholder shall fail to be paid in full by Exel within 30 days after the due date for payment thereof; or

(ii) an order is made or an effective resolution is passed for the winding up or dissolution of Exel (other than for the purpose of a reconstruction or an amalgamation or a members' voluntary winding up on terms previously approved by extraordinary resolution of the Noteholders); or

(iii) a receiver, administrator or similar officer is appointed or an administration order is made in respect of, Exel or the whole or substantially the whole of the property or undertaking of Exel and such person has not been paid out or discharged within 30 days.

(L) Exel shall be entitled at any time to purchase any Loan Notes at any price by tender, private treaty or otherwise by agreement with the relevant Noteholder(s).

(M) The Loan Notes will be transferable in minimum amounts or integral multiples of £1 in nominal amount, provided that transfers of Loan Notes will not be registered during the fourteen days immediately preceding an Interest Payment Date or while the register of Noteholders is closed.

(N) Amounts due in respect of interest on any Loan Notes which remain unclaimed by the relevant Noteholder for a period of five years and amounts due in respect of principal moneys which remain unclaimed for a period of ten years by the relevant Noteholder, in each case, from the date on which the relevant payment first becomes due will revert to Exel and the relevant Noteholder will cease to be entitled thereto.

(O) The Loan Notes and the Loan Note Instrument will be governed by and construed in accordance with English law.

(P) The Loan Notes will contain provisions entitling Exel (subject to certain conditions) to substitute any other UK incorporated and tax resident member of the Exel Group as the principal debtor under the Loan Note Instrument and the Loan Notes or to require all or any of the Noteholders to exchange their Loan Notes for loan notes of the same principal amount issued on the same terms *mutatis mutandis* by such other members of the Exel Group. References to Exel in this summary shall be construed accordingly. The obligations of any substituted or new issuer will be guaranteed by Exel.

Financial information relating to Tibbett & Britten

Introduction

The financial information contained in Appendix III does not comprise the statutory accounts of Tibbett & Britten within the meaning of section 240 of the Companies Act and has been extracted without material adjustment from:

a) the audited financial statements of Tibbett & Britten for each of the years ended 31 December 2001, 2002 and 2003; and

b) restated financial information for the years ended 31 December 2001 and 2002 has been extracted from the comparative information contained in the financial statements for the years ended 31 December 2002 and 2003 respectively.

The restatements are explained below.

The financial information in the 2003 financial statements incorporated the adoption of UITF 38 "Accounting for ESOP schemes" which has led to the restatement of the 2002 balance sheet, reducing net assets by £1.1m and reflecting the off-set of own shares held against reserves. There was no impact on reported profits. In addition the 2002 balance sheet was restated for the reclassification of an insurance provision from creditors falling due within one year into provisions for liabilities and charges, and the profit and loss account presentation has been revised for the write-down of the investment in Autologic.

The financial information in the 2002 financial statements incorporated the adoption of FRS 17 "Accounting for Retirement Benefits" and FRS 19 "Accounting for Deferred Tax" and the 2001 comparative information was restated for these accounting policy changes.

The audited consolidated statutory financial statements of Tibbett & Britten for the three years ended 31 December 2003, 2002 and 2001 have been delivered to the Registrar of Companies. The 2003 audited consolidated statutory financial statements of Tibbett & Britten contained an unqualified audit report given by PricewaterhouseCoopers LLP, the 2002 and 2001 audited consolidated statutory financial statements of Tibbett & Britten contained an unqualified audit report given by BDO Stoy Hayward, all issued under section 235 of the Companies Act for those years. The reports did not contain any statement under section 237(2) or (3) of the Companies Act. The 2003 and 2002 reports made no reference to any matter of fundamental uncertainty. The 2001 report contained a statement in respect of a fundamental uncertainty in relation to the recoverability of a trade debtor, no such statement was made in subsequent reports.

Consolidated Profit and Loss Account

	Notes	2003 £m	2002 Restated £m	2001 Restated £m	2001 £m
		Year ended 31 December			
Turnover					
Continuing operations	2	1,633.5	1,516.9	1,405.6	1,405.6
Discontinued operations		—	—	64.2	64.2
Less: share of joint ventures' turnover		(79.6)	(44.1)	(40.6)	(40.6)
		1,553.9	1,472.8	1,429.2	1,429.2
Operating profit					
Continuing operations	3 and 6	19.2	22.3	24.4	26.9
Share of joint ventures and associates	3	3.2	4.0	2.5	2.5
Discontinued operations		—	—	1.6	1.6
Share of joint ventures and associates	3	—	—	0.1	0.1
		22.4	26.3	28.6	31.1
Profit on sale of property					
Share of joint ventures and associates	6	2.2	—	—	—
Loss on sale/write-down of investments	6	(1.1)	(7.1)	—	—
Loss on disposal of business	6	—	—	(29.5)	(29.5)
		1.1	(7.1)	(29.5)	(29.5)
Net interest payable					
Group	7	(6.5)	(6.3)	(7.3)	(7.3)
Share of joint ventures and associates	7	—	(0.4)	(0.4)	(0.4)
Other finance (expense)/income	7	(1.5)	0.8	1.2	—
		(8.0)	(5.9)	(6.5)	(7.7)
Profit/(loss) on ordinary activities before taxation		15.5	13.3	(7.4)	(6.1)
Taxation on profit/(loss) on ordinary activities	8	(5.7)	(10.7)	(9.9)	(10.1)
Profit/(loss) on ordinary activities after taxation		9.8	2.6	(17.3)	(16.2)
Equity minority interests		(0.1)	—	—	—
Profit/(loss) for the financial year		9.7	2.6	(17.3)	(16.2)
Dividends	9	(12.2)	(12.3)	(11.8)	(11.8)
Transferred from reserves	24	(2.5)	(9.7)	(29.1)	(28.0)
Earnings per share (pence):					
Basic	10	20.2	5.4	(36.0)	(33.6)
Adjusted*	10	29.1	38.7	43.1	45.6
Diluted	10	20.1	5.4	(36.0)	(33.6)

* Adjusted earnings per share is calculated using profit after tax adjusted for goodwill amortisation, loss on sale/write-down of investments and related tax.

Consolidated Balance Sheet

	Notes	2003 £m	2002 Restated £m	2001 Restated £m	2001 £m
		As at 31 December			
Fixed assets					
Goodwill	11	54.6	46.8	25.2	25.2
Tangible assets	12	169.6	174.2	173.5	173.5
Investments					
Investment in joint ventures					
Share of gross assets		24.4	22.2	18.7	18.7
Share of gross liabilities		(18.4)	(18.0)	(14.9)	(14.9)
		6.0	4.2	3.8	3.8
Other investments		4.5	4.3	2.4	2.4
	13	10.5	8.5	6.2	6.2
		234.7	229.5	204.9	204.9
Current assets					
Stocks	14	3.5	4.4	4.6	4.6
Debtors — amounts falling due within one year	15	217.2	192.9	192.5	192.5
— amounts falling due after more than one year	15	17.9	18.7	18.9	18.9
		235.1	211.6	211.4	211.4
Investments	13	2.6	9.0	16.1	16.1
Cash	16	48.8	44.8	38.6	38.6
		290.0	269.8	270.7	270.7
Creditors: amounts falling due within one year	17	(324.2)	(286.1)	(274.2)	(273.3)
Net current liabilities		(34.2)	(16.3)	(3.5)	(2.6)
Total assets less current liabilities		200.5	213.2	201.4	202.3
Creditors: amounts falling due after more than one year	18	(85.9)	(88.9)	(71.0)	(71.0)
Provisions for liabilities and charges	20	(19.4)	(19.8)	(6.1)	(0.2)
Net assets excluding pension liability		95.2	104.5	124.3	131.1
Pension liability	29	(72.6)	(72.1)	(33.6)	—
Net assets including pension liability		22.6	32.4	90.7	131.1
Capital and reserves					
Called up share capital	21	2.4	2.4	2.4	2.4
Share premium account	22	7.0	7.0	5.4	5.4
Revaluation reserve	24	1.8	13.4	13.4	13.4
Other reserves	24	6.9	6.9	6.9	6.9
Profit and loss account	24	3.8	2.7	62.6	103.0
Equity shareholders' funds		21.9	32.4	90.7	131.1
Minority interests		0.7	—	—	—
Capital employed		22.6	32.4	90.7	131.1

Company Balance Sheet

	Notes	2003 £m	2002 £m	2001 Restated £m	2001 £m
		As at 31 December			
Fixed assets					
Investments	13	77.3	77.5	80.2	80.2
Current assets					
Debtors	15	243.9	244.0	216.2	216.2
Cash	16	7.3	—	—	—
		251.2	244.0	216.2	216.2
Creditors: amounts falling due within one year	17	(157.8)	(146.2)	(135.0)	(135.0)
Net current assets		93.4	97.8	81.2	81.2
Total assets less current liabilities		170.7	175.3	161.4	161.4
Creditors: amounts falling due after more than one year	18	(59.6)	(69.0)	(52.9)	(52.9)
		111.1	106.3	108.5	108.5
Capital and reserves					
Called up share capital	21	2.4	2.4	2.4	2.4
Share premium account	22	7.0	7.0	5.4	5.4
Revaluation reserve	24	2.4	2.4	2.4	2.4
Other reserves	24	79.8	79.8	79.8	79.8
Profit and loss account	24	19.5	14.7	18.5	18.5
Equity shareholders' funds		111.1	106.3	108.5	108.5

Consolidated Statement of Total Recognised Gains and Losses

	2003 £m	2002 £m	2001 Restated £m	2001 £m
	Year ended 31 December			
Profit/(loss) for the year				
Group	5.1	(0.4)	(19.2)	n/a
Joint ventures and associates	4.6	3.0	1.9	n/a
Profit/(loss) for the year	9.7	2.6	(17.3)	(16.2)
Exchange variances offset through reserves	(3.8)	(10.6)	(1.0)	(1.0)
Actuarial loss relating to the pension scheme	(6.0)	(55.2)	(48.0)	—
UK deferred tax attributable to actuarial loss	1.8	16.7	14.4	—
Total recognised gains and losses relating to year	1.7	(46.5)	(51.9)	(17.2)
Prior year adjustments	(1.1)	(40.4)	—	—
Total gains and losses recognised since last annual report and financial statements	0.6	(86.9)	(51.9)	(17.2)

Note of Historical Cost Profit and Losses

	2003 £m	2002 £m	2001 Restated £m	2001 £m
	Year ended 31 December			
Reported profit/(loss) on ordinary activities before taxation	15.5	13.3	(7.4)	(6.1)
Difference between historical cost depreciation charge and the actual depreciation charge for the year calculated on the revalued amount	0.1	—	—	—
Realisation of revaluation reserve	1.6	—	—	—
Historical cost profit/(loss) on ordinary activities before taxation	17.2	13.3	(7.4)	(6.1)
Historical cost loss for the year retained after taxation, minority interests and dividends	(0.8)	(9.7)	(29.1)	(28.0)

Consolidated Cash Flow Statement

	Notes	2003 £m	2002 £m	2001 Restated £m	2001 £m
		Year ended 31 December			
Net cash inflow from operating activities	(a)	52.3	74.6	73.6	73.6
Dividends from joint ventures		4.4	2.7	1.3	1.3
Returns on investments and servicing of finance	(b)	(7.3)	(7.1)	(7.4)	(7.4)
Taxation		(8.7)	(6.3)	(14.1)	(14.1)
Capital expenditure and financial investment	(c)	0.5	(14.6)	(20.2)	(20.2)
Acquisitions	(d)	(9.0)	(42.3)	23.2	23.2
Equity dividends paid		(12.5)	(12.0)	(11.3)	(11.3)
Cash inflow/(outflow) before use of liquid resources and financing		19.7	(5.0)	45.1	45.1
Management of liquid resources		0.2	0.3	(0.4)	(0.4)
Financing — issue of shares	(e)	—	1.6	0.9	0.9
— (decrease)/increase in debt and lease financing	(e)	(10.9)	3.7	(16.7)	(16.7)
Increase in cash		9.0	0.6	28.9	28.9

Reconciliation of Movement in Net Debt

	Notes	2003 £m	2002 £m	2001 Restated £m	2001 £m
		Year ended 31 December			
Increase in cash in the year		9.0	0.6	28.9	28.9
Cash (inflow)/outflow from movement in liquid resources		(0.2)	(0.3)	0.4	0.4
Cash outflow/(inflow) from movement in debt and lease financing		10.9	(3.7)	16.7	16.7
Change in net debt resulting from cash flows		19.7	(3.4)	46.0	46.0
Net finance leases		(2.3)	(5.2)	(3.3)	(3.3)
Liquid resources acquired with subsidiary		2.6	—	—	—
Loans and finance leases acquired with subsidiary		(4.3)	(2.7)	(0.3)	(0.3)
Exchange/translation difference		0.7	(1.8)	(0.3)	(0.3)
Movement in net debt in the year		16.4	(13.1)	42.1	42.1
Net debt at beginning of the year		(67.2)	(54.1)	(96.2)	(96.2)
Net debt at end of year	(f)	(50.8)	(67.2)	(54.1)	(54.1)

Notes to the Consolidated Cash Flow Statement

	2003 £m	2002 Restated £m	2001 Restated £m	2001 £m
		Year ended 31 December		
(a) Net cash flow from operating activities				
Group operating profit	19.2	22.3	26.0	28.5
Exceptional goodwill write-down	—	6.0	—	—
Exceptional write down of current asset investments	—	—	2.3	2.3
Depreciation and amortisation	33.9	32.2	31.2	31.2
(Profit)/loss on sale of fixed assets	(0.9)	(2.8)	0.2	0.2
Decrease in stocks	0.9	0.1	0.4	0.4
(Increase)/decrease in debtors	(12.0)	13.4	10.4	10.4
Increase/(decrease) in creditors and provisions	21.7	5.5	(2.0)	(3.2)
Adjustment for pension funding	(6.7)	0.5	1.3	—
Exchange adjustments	(3.8)	(2.6)	3.8	3.8
Net cash inflow from operating activities	52.3	74.6	73.6	73.6
(b) Returns on investment and servicing of finance				
Interest received	3.9	2.7	3.5	3.5
Interest paid	(10.1)	(8.5)	(9.7)	(9.7)
Interest element of finance lease repayments	(1.1)	(1.3)	(1.2)	(1.2)
Net cash outflows for returns on investment and servicing of finance	(7.3)	(7.1)	(7.4)	(7.4)
(c) Capital expenditure and financial investments				
Purchase of tangible fixed assets	(33.0)	(32.2)	(33.7)	(33.7)
Purchase of fixed asset investment	—	—	(0.3)	(0.3)
Sale of tangible fixed assets	25.6	17.6	13.8	13.8
Sale of current asset investment	7.9	—	—	—
Net cash inflow/(outflow) from capital expenditure and financial investment	0.5	(14.6)	(20.2)	(20.2)
(d) Acquisitions and disposals				
Purchase of subsidiary undertakings	(10.3)	(38.1)	(19.2)	(19.2)
Net cash acquired with subsidiary	3.4	(0.9)	2.2	2.2
Additional cost relating to previous acquisition	(0.2)	—	—	—
Sale and closure of subsidiary businesses	—	—	47.3	47.3
Net cash disposed of with subsidiary	—	—	(5.9)	(5.9)
Investment in joint ventures and associates	(2.3)	(3.3)	(1.2)	(1.2)
Disposal of joint ventures and associates	0.4	—	—	—
Net cash (outflows)/inflows from acquisitions and disposals	(9.0)	(42.3)	23.2	23.2
(e) Financing				
Issue of ordinary share capital	—	1.6	0.9	0.9
Decrease/(increase) in short-term borrowings	1.5	(5.9)	7.9	7.9
(Increase)/decrease in long-term borrowings	(8.6)	13.4	(21.1)	(21.1)
Capital element of finance lease rental payments	(3.8)	(3.8)	(3.5)	(3.5)
Net cash (outflow)/inflow from financing	(10.9)	5.3	(15.8)	(15.8)
(f) Analysis of net debt				
Cash at bank and in hand	47.7	43.6	37.2	37.2
Overdrafts	(9.6)	(16.1)	(10.1)	(10.1)
	38.1	27.5	27.1	27.1
Debt due after one year	(63.4)	(69.0)	(55.6)	(55.6)
Debt due within one year	(16.1)	(12.7)	(15.4)	(15.4)
Finance leases	(13.1)	(14.2)	(11.6)	(11.6)
Liquid resources*	3.7	1.2	1.4	1.4
Total net debt	(50.8)	(67.2)	(54.1)	(54.1)

* Liquid resources represent short-term deposits, bonds and securities at banks and financial institutions.

1. Accounting policies

The financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain assets, and are in accordance with applicable accounting standards. The following principal accounting policies have been applied:

2003: The Group has adopted UITF 38, "Accounting for ESOP schemes", during the year. This has led to the restatement of the 2002 balance sheet, reducing net assets by £1.1m and reflecting the off-set of own shares held against reserves. There was no impact on reported profits. There have been no other changes to the accounting policies of the Group in the year.

In addition the 2002 balance sheet has been restated for the reclassification of the insurance provision from creditors falling due within one year into provisions for liabilities and charges, and the profit and loss account presentation has been revised for the write-down of the investment in Autologic.

2002: The Group has adopted the provisions of FRS 17 "Accounting for Retirement Benefits" and FRS 19 "Accounting for Deferred Tax" in full during the year and has made the required disclosure in notes 8 and 29 respectively. 2001 comparatives have also been restated for these accounting policy changes as set out in note 23. There have been no other changes to the accounting policies of the Group in the year.

Consolidation

The consolidated accounts incorporate the accounts of Tibbett & Britten Group plc and all subsidiary undertakings made up to 31 December 2003, 31 December 2002 and 31 December 2001. Associated undertakings are accounted for by the equity method and joint ventures by the gross equity method. The results of subsidiary, joint venture and associate undertakings are included for their respective periods of ownership by the Group.

Goodwill

Goodwill, representing the excess of the fair value of the consideration for purchase of subsidiary undertakings over the fair value of net assets acquired and other purchased goodwill, is capitalised in the year of acquisition. It is amortised through the profit and loss account over the directors' estimate of its useful life, which is between five and twenty years. As permitted by FRS 10, goodwill arising on acquisitions prior to 1 January 1998 has not been reinstated to intangible fixed assets from reserves. Provision is made for impairment as appropriate.

Turnover

Turnover represents the net invoiced value of goods and services sold outside the Group exclusive of value added and sales taxes.

Fixed assets and depreciation

Fixed assets are stated at cost or valuation net of depreciation and any provision for impairment. Depreciation is provided to write-off the cost or valuation, less estimated residual values, of all tangible fixed assets, except freehold land, over their expected useful lives. Certain fixed assets are depreciated in line with the residual values provided under contractual arrangements with customers. Depreciation is generally calculated on a straight line basis on the original cost or valuation of the assets at the following rates:

Freehold buildings	2-6⅔% pa	Motor vehicles	6-33⅓% pa
Leasehold land and buildings	over the length of the lease	Plant and fittings	7-33⅓% pa

Investments

Fixed asset investments are held at cost unless, in the opinion of the directors, there has been an impairment, in which case an appropriate adjustment is made. Current asset investments are stated at the lower of cost and net realisable value.

Foreign currency

Assets and liabilities of overseas subsidiary undertakings, joint ventures and associates, together with foreign currency funding to hedge those investments, are translated into sterling at the rates of exchange ruling at the balance sheet date. The effect of variances in exchange rates between the beginning and the end of the financial year on the net investment in subsidiary undertakings, joint ventures and associates, together with related foreign currency borrowings, is dealt with through reserves. The results of overseas subsidiary undertakings, joint ventures and associates are translated into sterling using monthly average exchange rates for the financial year and variances compared with exchange rates at the balance sheet date are dealt with through reserves. All other monetary assets and liabilities expressed in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Resulting exchange gains and losses are taken to the profit and loss account.

Taxation

Deferred taxation is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is not recognised when fixed assets are revalued unless by the balance sheet date there is a binding agreement to sell the revalued assets and the gain or loss expected to arise on sale has been recognised in the financial statements. Neither is deferred tax recognised when fixed assets are sold and it is more likely than not that the taxable gain will be rolled over, being charged to tax only if and when the replacement assets are sold. Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries and associates only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary or associate. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

Leased assets

Plant, equipment and vehicles which are leased, but provide the Group with substantially all the risks and rewards of ownership, are capitalised at the original cost of the lease and depreciated over their expected useful lives. Lease payments are split between capital and interest using the actuarial method. Interest payments are charged to the profit and loss account and capital payments reduce the amount payable to the lessor. Payment in respect of operating leases are charged in the profit and loss account in the period to which they relate.

Revaluation of properties and fixed asset investments

The Group has taken advantage of the transitional provisions of FRS 15 "Tangible fixed assets", and retained the book amounts of certain freehold properties which were revalued prior to the

implementation of that standard. The properties were last revalued at 31 December 1995 and the valuations have not subsequently been updated.

Contract accounting

Costs and revenues relating to contracts with customers are matched on an accruals basis over the contract lives.

Pension costs

For defined benefit schemes the amounts charged to operating profit are the current service costs and gains and losses on settlements and curtailments. They are included as part of staff costs. Past service costs are recognised immediately in the profit and loss account if the benefits have vested. If the benefits have not vested immediately, the costs are recognised over the period until vesting occurs. The interest cost and the expected return on assets are shown as a net amount of other finance costs or credits within net interest payable. Actuarial gains and losses are recognised immediately in the statement of total recognised gains and losses.

Defined benefit schemes are funded, with the assets of the scheme held separately from those of the Group, in separate trustee administered funds. Pension scheme assets are measured at fair value and liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the scheme liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date. The resulting defined benefit asset or liability, net of related deferred tax, is presented separately after other net assets on the face of the balance sheet.

For defined contribution schemes the amount charged to the profit and loss account in respect of pension costs and other post-retirement benefits is the contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

Financial instruments

In relation to the disclosures made in note 19, short-term debtors and creditors are not treated as financial assets or liabilities. The Group does not trade in derivative financial instruments.

Employee share schemes

The cost of awards to employees under the Long Term Incentive Plan is recognised over the periods to which the employees' performance relates. No cost is recognised in respect of SAYE schemes that are offered on similar terms to all, or substantially all, employees.

Contingencies

In the normal course of business the Group enters into litigation and dispute resolution proceedings in contracts. The Group legal department controls the appointment of external legal advisers to assess risks, advise and act on the Group's behalf. This advice forms the basis of any provisions and disclosures made in the accounts.

Insurance

The Group maintains insurance policies with aggregate excesses, below which claims are borne by the Group. Full provision is made on a discounted basis for the estimated costs of claims or losses arising from past events falling inside the limits of these policies, based on advice from the Group's insurance advisors.

2. Segmental information

	Americas £m	UK and Ireland £m	Mainland Europe £m	Rest of the world £m	Total £m
2003 continuing operations					
Turnover (including share of joint ventures)	596.6	624.8	283.1	129.0	1,633.5
Operating profit before goodwill amortisation	0.4	17.4	5.4	2.7	25.9
Goodwill amortisation	(1.6)	(0.1)	(1.5)	(0.3)	(3.5)
Operating profit/(loss)	(1.2)	17.3	3.9	2.4	22.4
Share of joint ventures' and associates' profit	—	(2.0)	0.1	(1.3)	(3.2)
Group operating profit/(loss)	(1.2)	15.3	4.0	1.1	19.2
Net operating assets	25.5	24.1	88.1	17.2	154.9
2002 continuing operations					
Turnover (including share of joint ventures)	605.3	612.5	225.3	73.8	1,516.9
Operating profit before goodwill amortisation and exceptional items	15.9	14.1	4.0	1.3	35.3
Goodwill amortisation	(1.6)	(0.3)	(1.0)	(0.1)	(3.0)
Exceptional items	(6.0)	—	—	—	(6.0)
Operating profit	8.3	13.8	3.0	1.2	26.3
Share of joint ventures' and associates' profit	—	(3.8)	(0.1)	(0.1)	(4.0)
Group operating profit	8.3	10.0	2.9	1.1	22.3
Net operating assets restated	24.7	64.4	77.9	13.7	180.7
2001 continuing operations — as restated					
Turnover (including share of joint ventures)	584.9	563.8	197.5	59.4	1,405.6
Operating profit before goodwill amortisation and exceptional items	15.6	15.0	6.0	0.8	37.4
Goodwill amortisation	(0.5)	(0.3)	(1.0)	—	(1.8)
Exceptional items	—	(8.1)	(0.6)	—	(8.7)
Operating profit	15.1	6.6	4.4	0.8	26.9
Share of joint ventures' and associates' profit	—	(2.5)	—	—	(2.5)
Group operating profit	15.1	4.1	4.4	0.8	24.4
Net operating assets	16.0	82.9	72.0	9.8	180.7
2001 discontinued operations — as restated					
Turnover (including share of joint ventures)	—	11.1	53.1	—	64.2
Operating profit before goodwill amortisation and exceptional items	—	0.2	1.4	—	1.6
Goodwill amortisation	—	—	0.1	—	0.1
Exceptional items	—	—	—	—	—
Operating profit	—	0.2	1.5	—	1.7
Share of joint ventures' and associates' profit	—	—	(0.1)	—	(0.1)
Group operating profit	—	0.2	1.4	—	1.6
Net operating assets	—	—	—	—	—
2001 continuing operations					
Turnover (including share of joint ventures)	584.9	563.8	197.5	59.4	1,405.6
Operating profit before goodwill amortisation and exceptional items	15.6	17.5	6.0	0.8	39.9
Goodwill amortisation	(0.5)	(0.3)	(1.0)	—	(1.8)
Exceptional items	—	(8.1)	(0.6)	—	(8.7)
Operating profit	15.1	9.1	4.4	0.8	29.4
Share of joint ventures' and associates' profit	—	(2.5)	—	—	(2.5)
Group operating profit	15.1	6.6	4.4	0.8	26.9
Net operating assets	16.0	83.8	72.0	9.8	181.6

	Americas £m	UK and Ireland £m	Mainland Europe £m	Rest of the world £m	Total £m
2001 discontinued operations					
Turnover (including share of joint ventures)	—	11.1	53.1	—	64.2
Operating profit before goodwill amortisation and exceptional items	—	0.2	1.4	—	1.6
Goodwill amortisation	—	—	0.1	—	0.1
Exceptional items	—	—	—	—	—
Operating profit	—	0.2	1.5	—	1.7
Share of joint ventures' and associates' profit	—	—	(0.1)	—	(0.1)
Group operating profit	—	0.2	1.4	—	1.6
Net operating assets	—	—	—	—	—

Excluded from operating assets in 2003 and 2002 are net debt, corporation tax debtors and creditors, dividends, deferred tax, pension liabilities, current asset investments and accrued interest on loans, together totalling a net liability of £132.3m (2002 — £148.3m). In 2001 finance and other net non-operating liabilities together totalling £56.4m (2001 restated) (2001 — £50.5m) are excluded from operating assets.

3. Operating expenses

	2003 £m	2002 £m	2001 Restated £m	2001 £m
Operating profit is after charging/(crediting):				
Other external charges	548.4	466.0	484.3	484.2
Staff costs (note 4)	796.3	780.2	744.1	741.6
Depreciation:				
Owned assets	28.2	26.9	26.8	26.8
Leased assets	2.5	2.4	2.7	2.7
Goodwill amortisation	3.2	3.0	1.7	1.7
Goodwill impairment	—	6.0	—	—
(Profit)/loss on disposal of fixed assets	(0.9)	(2.8)	0.2	0.2
Hire of plant and machinery:				
Operating lease rentals	50.7	45.0	36.2	36.2
Other rentals	32.2	40.1	34.8	34.8
Other operating lease rentals (including land and buildings)	74.1	83.7	72.4	72.4
Share of profits of joint ventures and associate undertakings	(3.2)	(4.0)	(2.6)	(2.5)
	1,531.5	1,446.5	1,400.6	1,398.1
Auditors' remuneration in respect of services provided to the Group was as follows:				
Audit services:				
Statutory audit	0.7	0.9	0.8	0.8
Further assurance services	0.1	—	—	—
Tax services:				
Compliance services	—	0.3	—	—
Other services not covered above	0.7	—	0.3	0.3
	1.5	1.2	1.1	1.1

Further assurance services principally comprise transaction support services in connection with the acquisition of Vfw AG in Germany. Other services principally comprise procurement services outsourced by Tibbett & Britten to PricewaterhouseCoopers LLP. In June 2003, the division of PricewaterhouseCoopers LLP providing these services to Tibbett & Britten was sold to Exult Inc, who continued to provide the services from July 2003 onwards. As a result the fees above for other services are for the period January to June 2003.

The audit committee has established a policy concerning the provision of non-audit services by the auditors and all of the services provided in 2003 were engaged in accordance with this policy.

Audit remuneration in respect of the Company was £0.1m (2002 — £0.1m). 2002 figures relate to BDO Stoy Hayward. 2003 figures relate to PricewaterhouseCoopers LLP.

4. Staff costs, including directors

	2003 £m	2002 £m	2001 Restated £m	2001 £m
Wages and salaries	651.5	647.6	608.0	608.0
Social security costs	107.4	97.4	97.5	97.5
Pension costs				
Defined benefit	4.3	6.8	7.2	6.1
Defined contribution	18.8	17.8	17.2	15.9
Other staff costs	14.3	10.6	14.2	14.1
	796.3	780.2	744.1	741.6

	2003 Number	2002 Number	2001 Restated Number	2001 Number
Average monthly number of employees, *including directors*				
Transport and distribution	34,723	38,593	33,904	33,904

5. Directors' emoluments

	2003 £m	2002 £m	2001 Restated £m	2001 £m
Salaries	1.2	1.4	1.0	1.0
Benefits/other	0.2	0.2	0.3	0.3
Bonuses	0.1	—	0.1	0.1
Fees as directors	0.1	0.1	0.1	0.1
	1.6	1.7	1.5	1.5

Aggregate gain on share options £nil (2002 — £nil).

6. Exceptional items

	Year ended 31 December 2003 £m	Year ended 31 December 2002 £m	Year ended 31 December 2001 Restated £m	Year ended 31 December 2001 £m
Operating items				
Exceptional costs of restructuring	—	—	(6.4)	(6.4)
Exceptional write-down of current asset investments	—	—	(2.3)	(2.3)
Exceptional write-down — goodwill impairment in Argentina	—	(6.0)	—	—
Non-operating items				
Share of joint ventures' profit on sale	2.2	—	—	—
Loss on sale/write-down of investments	(1.1)	(7.1)	—	—
Total loss on disposal of business	—	—	(29.5)	(29.5)

2003: Loss on sale of £1.1m relates to sale of shares in Autologic Holdings plc received in 2001 as part of the consideration for the sale of the Axial business. Tax impact of the share of joint ventures' profit on sale and loss on sale of investment was a charge of £0.7m and a credit of £0.3m respectively.

2002: Exceptional operating costs of £13.1m include a charge of £6.0m for goodwill impairment in Argentina and a charge of £7.1m which reflects the diminution in value of Ordinary shares in Autologic Holdings plc received in 2001 as part of the consideration for the sale of the Axial business.

2001: Non-operating exceptional items of £29.5m (£9.5m profit before £39.0m charged for goodwill previously written off to reserves) arises from the sale of the Axial business to Autologic Holdings plc

on 4 May 2001 at a profit of £19.6m and the closure of the Axial operations in Belgium and Tradismasa parcels network in Spain, at a cost of £10.1m. No taxation charge arises on these items. Exceptional operating costs of £6.4m include a charge of £3.0m for write-off of redundant software. A restructuring charge of £3.4m arises from the Tibbett & Britten Group's programme to simplify operations and reduce overhead infrastructure. The exceptional write down of current asset investments in the year relates to the ordinary shares in Autologic Holdings plc. The Tibbett & Britten Group received 3.147m ordinary shares in Autologic Holdings plc and £60.5m in cash as consideration for the sale of the Axial business. The shares are subject to a restriction that means they cannot be sold before August 2002. The shares have been included within the balance sheet as a current asset investment at a value of £16.1m net of a £2.3m write down as noted above.

7. Net interest payable

	2003 £m	2002 £m	2001 Restated £m	2001 £m
Short-term bank deposit interest	2.1	0.5	1.6	1.6
Other financial income	—	2.2	0.4	0.4
Interest on loans repayable wholly or in part after five years	(2.4)	(2.7)	(3.0)	(3.0)
Interest payable on bank loans, overdrafts and other loans repayable within five years	(5.1)	(5.2)	(5.0)	(5.0)
Finance leases	(1.1)	(1.1)	(1.3)	(1.3)
Net finance cost in Group companies excluding pension scheme	(6.5)	(6.3)	(7.3)	(7.3)
Net return of pension scheme (note 29)	(1.5)	0.8	1.2	—
Net finance cost in Group companies	(8.0)	(5.5)	(6.1)	(7.3)
Share of associates' net finance costs	—	(0.4)	(0.4)	(0.4)
	(8.0)	(5.9)	(6.5)	(7.7)

8. Tax on profit on ordinary activities

	2003 £m	2002 £m	2001 Restated £m	2001 £m
United Kingdom				
UK corporation tax at 30% (2002 — 30%, 2001 — 30%)	3.1	4.5	2.2	2.2
Adjustment in respect of prior period	(0.7)	(2.2)	1.2	1.2
Share of joint ventures and associates	0.6	0.8	0.7	0.7
	3.0	3.1	4.1	4.1
Foreign tax				
Corporation taxes	2.5	6.9	10.0	10.0
Adjustment in respect of prior period	0.5	0.8	0.6	0.6
Share of joint ventures and associates	0.2	0.2	—	—
Total current tax	6.2	11.0	14.7	14.7
Deferred tax				
Origination and reversal of timing differences	(0.5)	(0.3)	(4.8)	(4.6)
Representing:				
United Kingdom	(2.3)	—	n/a	n/a
Foreign tax	1.8	(0.3)	n/a	n/a
Total deferred tax (note 20)	(0.5)	(0.3)	(4.8)	(4.6)
Total tax on profit on ordinary activities	5.7	10.7	9.9	10.1

The difference between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax is as follows:

	2003 £m	2002 £m	2001 Restated £m
Profit/(loss) on ordinary activities before tax	15.5	13.3	(7.4)
Less: share of joint ventures' and associates' profit before tax			(2.2)
Gross profit/(loss) on ordinary activities before tax			(9.6)
Tax on profit/(loss) on ordinary activities at standard UK corporate rate of 30% (2002 — 30%, 2001 — 30%)	4.7	4.0	(2.9)
Effects of:			
Expenses not deductible for tax purposes	—	4.4	10.5
Capital allowances in excess of depreciation	2.4	(1.0)	(1.0)
Short-term timing differences	(5.4)	3.0	—
Overseas tax losses	3.4	0.9	—
High tax rates on overseas earnings	1.3	1.1	0.8
Adjustments to tax charge in respect of previous periods	(0.2)	(1.4)	1.8
Total current tax charge	6.2	11.0	9.2

The tax charge in future periods may be affected by the following:

The Group earns a significant proportion of its profits overseas. The Group's overseas tax rates are generally higher than those in the UK.

No provision has been made for deferred taxation on gains recognised on the revaluation of properties as there is currently no intention to sell those properties. The amount of deferred tax that has not been provided on revalued fixed assets is £3.7m (2002 — £4.0m, 2001 — £4.0m).

The Group provides for deferred tax assets if it is more likely than not that they will reverse in the future. Some of the Group's overseas operations have generated tax losses in the past; the future utilisation of these is uncertain. The Group has therefore not recognised a deferred tax asset of £5.5m (2002 — £2.3m, 2001 — £2.4m) in respect of tax losses of overseas companies.

9. Dividends

	2003 £m	2002 £m	2001 £m
Interim paid of 8.2 pence net per ordinary share (2002 — 7.9 pence, 2001 — 7.6 pence)	3.8	3.8	3.7
Final proposed of 17.1 pence net per ordinary share (2002 — 17.4 pence, 2001 — 16.8 pence)	8.4	8.5	8.1
	12.2	12.3	11.8

10. Earnings per share

	2003 pence per share	2002 pence per share	2001 Restated pence per share	2001 pence per share
Basic	20.2	5.4	(36.0)	(33.6)
Adjusted	29.1	38.7	43.1	45.6
Diluted	20.1	5.4	(36.0)	(33.6)
	Number	**Number**	**Number**	**Number**
Average number of ordinary shares in issue during the year weighted on a time basis				
Basic	48,533,403	48,342,850	48,010,254	48,010,254
Diluted	48,666,758	48,824,943	48,010,254	48,010,254

The difference between the average number of shares in issue on a basic and diluted basis reflects those shares which would be issued at nil consideration under the Company's share option schemes. No material dilution applies to 2003.

The profit attributable to shareholders used in calculating basic and diluted earnings per share was as follows:

	2003 £m	2002 £m
Profit on ordinary activities after tax	9.8	2.6
Goodwill amortisation	3.5	9.0
Loss on sale/write-down of investments	1.1	7.1
Related tax	(0.3)	—
Adjusted profit after tax	14.1	18.7

	2001 Restated £m	2001 £m
Profit/(loss) after tax attributable to shareholders	(17.3)	(16.2)
Before Goodwill amortisation and exceptional items	20.7	21.9

11. Goodwill

	Total £m
At 1 January 2003	46.8
Subsidiaries acquired — Vfw AG (note 25a)	14.3
Adjustment to goodwill on acquisitions in prior years	(0.4)
Amortisation	(3.2)
Exchange differences	(2.9)
At 31 December 2003	54.6
At 1 January 2002	25.2
Subsidiaries acquired — Dimalsa (note 25a)	33.1
— Frigoliner (note 25a)	0.8
Adjustment to goodwill on acquisitions in prior years	(0.3)
Amortisation	(2.9)
Goodwill impairment in Argentina	(6.0)
Exchange differences	(3.1)
At 31 December 2002	46.8
At 1 January 2001	19.5
Subsidiaries acquired — Frigoscandia Czech Republic (note 25a)	0.7
— Kinesis (note 25a)	—
— Unicargo (note 25a)	8.5
Adjustment to goodwill on acquisitions of LOGIS in 2000*	(2.7)
Disposals	0.4
Amortisation	(1.7)
Exchange differences	0.5
At 31 December 2001	25.2

Goodwill on the acquisitions of subsidiaries is being amortised over a period of up to 20 years.

Goodwill on the purchase of unincorporated businesses is being amortised over a period of five years.

* The movement in goodwill on LOGIS results from a revision to provisional creditors within the accounts of the acquired business.

12. Tangible assets

	Land and buildings Freehold £m	Long-leasehold £m	Short-leasehold £m	Motor vehicles £m	Plant and fittings £m	Total £m
Cost						
At 1 January 2003	64.2	5.8	40.4	33.1	196.1	339.6
Acquisitions of subsidiary undertakings	7.1	—	—	0.2	0.5	7.8
Additions	2.0	—	1.5	4.0	28.4	35.9
Reclassifications	—	(5.8)	5.5	—	0.3	—
Disposals	(7.5)	—	(4.6)	(4.4)	(47.2)	(63.7)
Exchange adjustments	3.9	—	1.1	1.1	3.4	9.5
At 31 December 2003	69.7	—	43.9	34.0	181.5	329.1
At 1 January 2002	72.1	5.1	31.1	32.8	184.4	325.5
Acquisitions of subsidiary undertakings	—	—	—	1.3	6.1	7.4
Additions	2.2	0.8	0.4	5.1	28.7	37.2
Reclassifications	3.1	—	8.6	—	(11.7)	—
Disposals	(16.0)	(0.1)	(0.3)	(4.6)	(13.3)	(34.3)
Exchange adjustments	2.8	—	0.6	(1.5)	1.9	3.8
At 31 December 2002	64.2	5.8	40.4	33.1	196.1	339.6
At 1 January 2001	98.1	4.7	42.7	86.2	199.1	430.8
Acquisitions of subsidiary undertakings	4.4	—	0.1	4.0	7.4	15.9
Additions	6.9	0.2	1.7	3.0	24.1	35.9
Reclassifications	3.5	0.3	(3.8)	(0.3)	0.1	(0.2)
Disposals	(39.3)	—	(9.3)	(59.1)	(43.4)	(151.1)
Exchange adjustments	(1.5)	(0.1)	(0.3)	(1.0)	(2.9)	(5.8)
At 31 December 2001	72.1	5.1	31.1	32.8	184.4	325.5
Depreciation						
At 1 January 2003	(8.3)	(2.9)	(14.5)	(22.5)	(117.2)	(165.4)
Charge for the year	(1.9)	—	(2.9)	(3.3)	(22.6)	(30.7)
Reclassifications	—	2.9	(2.9)	—	—	—
Disposals	0.6	—	2.5	3.9	33.0	40.0
Exchange adjustments	(0.4)	—	(0.5)	(0.9)	(1.6)	(3.4)
At 31 December 2003	(10.0)	—	(18.3)	(22.8)	(108.4)	(159.5)
At 1 January 2002	(8.6)	(2.4)	(11.0)	(24.0)	(106.0)	(152.0)
Acquistion of subsidiary undertakings	—	—	—	(1.1)	(2.2)	(3.3)
Charge for the year	(2.2)	(0.6)	(1.8)	(2.7)	(22.0)	(29.3)
Reclassifications	(0.1)	—	(2.0)	—	2.1	—
Disposals	2.9	0.1	0.3	3.8	11.3	18.4
Exchange adjustments	(0.3)	—	—	1.5	(0.4)	0.8
At 31 December 2002	(8.3)	(2.9)	(14.5)	(22.5)	(117.2)	(165.4)
At 1 January 2001	(19.7)	(1.8)	(15.0)	(64.7)	(105.2)	(206.4)
Acquisitions of subsidiary undertakings	(0.2)	—	—	(3.1)	(2.1)	(5.4)
Charge for the year	(2.7)	(0.1)	(2.1)	(4.6)	(20.0)	(29.5)
Reclassifications	1.1	(0.5)	(0.5)	0.1	—	0.2
Disposals	12.5	—	6.5	47.5	20.1	86.6
Exchange adjustments	0.4	—	0.1	0.8	1.2	2.5
At 31 December 2001	(8.6)	(2.4)	(11.0)	(24.0)	(106.0)	(152.0)
Net book value						
At 31 December 2003	59.7	—	25.6	11.2	73.1	169.6
At 31 December 2002	55.9	2.9	25.9	10.6	78.9	174.2
At 31 December 2001	63.5	2.7	20.1	8.8	78.4	173.5

The net book value of tangible fixed assets includes an amount of £13.4m (2002 — £13.9m, 2001 — £12.4m) in respect of assets held under finance leases. Depreciation includes £2.5m (2002 — £2.4m, 2001 - £2.7m) charged on assets held under finance leases.

	Freehold £m			Long leasehold £m			Short leasehold £m		
	2003	2002	2001	2003	2002	2001	2003	2002	2001
Land and buildings are stated at:									
Cost	67.4	60.3	59.5	—	14.9	4.4	43.9	31.8	31.1
Valuation	2.3	3.9	12.6	—	(0.5)	0.7	—	—	—
	69.7	64.2	72.1	—	14.4	5.1	43.9	31.8	31.1
On historical cost basis:									
Cost	70.9	68.1	75.9	—	15.5	6.1	—	31.8	31.1
Less: accumulated depreciation	9.4	25.0	25.3	—	5.5	3.0	—	12.6	11.0
Net book value	61.5	43.1	50.6	—	10.0	3.1	—	19.2	20.1

Certain of the Group's freehold and long-leasehold land and buildings were revalued on 31 December 1995 by a qualified Chartered Surveyor on an existing use, open market value basis. Following the adoption of the transitional rules of FRS 15 (Tangible Fixed Assets) no further revaluations have been made.

13. Investments

	At 1 January 2001 £m	Movement during year £m	At 31 December 2001 £m	Movement during year £m	At 31 December 2002 £m	Adjustment at 1 January 2003	Movement during year £m	At 31 December 2003 £m
Investments in joint ventures								
Unlisted shares at cost	1.8	0.9	2.7	0.2	2.9		1.8	4.7
Share of results	0.5	(0.4)	0.1	0.2	0.3		1.0	1.3
Share of revaluation surplus	1.0	—	1.0	—	1.0		(1.0)	—
	3.3	0.5	3.8	0.4	4.2		1.8	6.0
Investments in associated undertakings								
Unlisted shares at cost	1.4	(0.1)	1.3	3.2	4.5		—	4.5
Share of results	1.5	(1.3)	0.2	—	0.2		—	0.2
Exchange movements	(0.5)	0.1	(0.4)	—	(0.4)		0.2	(0.2)
	2.4	(1.3)	1.1	3.2	4.3		0.2	4.5
Owned shares and other unlisted investments	0.9	0.4	1.3	1.2	2.5	(2.5)	—	—
Total fixed asset investments	6.6	(0.4)	6.2	4.8	11.0	(2.5)	2.0	10.5
Current asset investments (listed securities)	—	16.1	16.1	(7.1)	9.0		(6.4)	2.6

The Group's share of joint ventures' turnover is shown on the face of the consolidated profit and loss account.

The goodwill on investments in joint ventures is £0.7m (2002 — £1.0m, 2001 — £1.0m). Amortisation of £0.3m (2002 — £0.1m) has been charged to the profit and loss account in the year. Goodwill of £4.8m arose on the acquisition of Unique Logistics Hong Kong by Unique Logistics International Ltd, an existing joint-venture.

Company

	2003 £m	2002 £m	2001 £m
Investments in subsidiary undertakings at cost and net book value			
Shares at cost	74.2	74.1	75.2
Revaluation reserve	3.1	3.1	3.1
	77.3	77.2	78.3
Investments in associated undertakings	—	0.3	1.9
	77.3	77.5	80.2

Related party transactions

	2003 £m	2002 £m	2001 £m
Group's trading during the year with its joint ventures and associates			
Turnover invoiced to joint ventures and associated undertakings in the normal course of trade	16.9	14.8	16.1
Other operating charges payable to joint ventures and associated undertakings in the normal course of trade	1.2	0.4	2.5

14. Stocks

	2003 £m	2002 £m	2001 £m
Group			
Fuel and consumables	2.6	2.0	2.0
Work in progress	—	—	0.1
Goods for resale	0.9	2.4	2.5
	3.5	4.4	4.6

The difference between historical cost and replacement cost of stocks is not considered to be material.

15. Debtors

	2003 £m	2002 £m	2001 £m
Group			
Trade debtors	172.5	154.4	145.0
Amounts owed by joint ventures and associated undertakings	0.5	5.3	6.5
Corporation tax	6.0	1.8	2.4
Other debtors	25.3	23.8	23.3
Prepayments and accrued income	30.8	26.3	34.2
	235.1	211.6	211.4
Parent			
Amounts owed by subsidiary undertakings	235.4	237.7	215.3
Amounts owed by joint ventures and associated undertakings	1.5	1.4	0.4
Corporation tax	6.9	4.5	—
Other debtors	—	0.2	0.3
Prepayments and accrued income	0.1	0.2	0.2
	243.9	244.0	216.2

Included within trade and other debtors is an amount of £17.9m (2002 — £18.7m, 2001 — £18.9m) due after more than one year, of which £14.9m (2001 and 2002 — £13.3m) is directly recoverable from clients under contractual arrangements.

All other amounts fall due for payment within one year.

16. Cash

	2003 £m	2002 £m	2001 Restated £m	2001 £m
Group				
Cash at bank and in hand	48.8	44.8	38.6	38.6
Parent				
Cash at bank and in hand	7.3	—	—	—

Cash at bank and in hand includes amounts of £3.1m which were not readily available for transfer (2002 — £12.2m, 2001 — £1.4m).

2003: These funds are held in escrow in relation to the Dimalsa acquisition made in 2002 (see note 25). 2001: Cash at bank and in hand includes restricted balances of £1.4m.

17. Creditors: amounts falling due within one year

	2003 £m	2002 Restated £m	2001 Restated £m	2001 £m
Group				
Bank loans (note 19)	16.1	12.7	15.4	15.4
Bank overdrafts (note 19)	9.6	16.1	10.1	10.1
Trade creditors	156.2	130.2	126.5	126.5
Amounts owed to joint ventures and associated undertakings	—	3.5	3.5	3.5
Corporation tax	3.6	2.4	—	—
Other taxation and social security costs	32.8	29.4	26.6	26.6
Other creditors	54.5	43.5	46.7	45.8
Accruals and deferred income	39.3	31.5	32.2	32.2
Dividends proposed	8.5	8.7	8.4	8.4
Obligations under finance leases	3.6	8.1	4.8	4.8
	324.2	286.1	274.2	273.3
Parent				
Bank loans (note 19)	—	—	7.4	7.4
Bank overdrafts (note 19)	38.2	4.1	15.9	15.9
Amounts owed to subsidiary undertakings	109.3	127.3	96.8	96.8
Amounts owed to joint ventures and associated undertakings	—	3.5	3.5	3.5
Corporation tax	—	(0.3)	—	—
Other creditors	1.8	2.9	3.0	3.0
Dividends proposed	8.5	8.7	8.4	8.4
	157.8	146.2	135.0	135.0

18. Creditors: amounts falling due after one year

	2003 £m	2002 £m	2001 £m
Group			
Bank and other loans (note 19)	63.4	69.0	55.6
Other creditors	11.7	12.0	8.6
Accruals and deferred income	1.3	1.8	—
Obligations under finance leases (note 19)	9.5	6.1	6.8
	85.9	88.9	71.0
Parent			
Bank and other loans (note 19)	59.6	69.0	52.9

All amounts are payable within five years other than as disclosed in note 19.

19. Financial risk management

Short-term debtors and creditors have been excluded from all the following disclosures other than currency risk disclosure.

(a) Borrowings:

	2003 £m	2002 Restated £m	2001 Restated £m	2001 £m
Bank loans	30.1	32.3	21.6	21.6
Bank overdrafts	9.6	16.1	10.1	10.1
US$75m 8.32% senior notes	49.4	49.4	49.4	49.4
Finance leases	13.1	14.2	11.6	11.6
Gross borrowings	102.2	112.0	92.7	92.7
Less cash and deposits	48.8	44.8	38.6	38.6
Less current asset investments	2.6	—	—	—
Net borrowings	50.8	67.2	54.1	54.1

	2003 total £m	2002 total £m	2001 total Restated £m	2001 total £m
Analysis by maturity				
Falling due within one year	37.7	44.5	30.3	30.3
Between one and two years	13.2	7.1	8.7	8.7
Between two and five years	14.9	24.5	3.1	3.1
After five years	53.7	51.7	50.6	50.6
	119.5	127.8	92.7	92.7

Bank loans and overdrafts amounting to £5.7m (2002 — £4.1m, 2001 — £4.7m) are secured on certain of the Group's assets. Obligations under finance leases are secured on the assets to which they relate.

Certain of the bank loans are drawn under revolving facilities, by which the Company has the right to repay balances at each interest renewal date, which vary from one month to one year.

Interest on finance leases is payable at rates fixed at inception. Bank loans of £0.7m (2002 — £1.1m, 2001 — £1.4m) are subject to fixed interest rates of 4.0% (2002 and 2001 — between 4.0% and 5.8%). All other bank loans are subject to interest at variable rates carrying a margin of between 0.25% and 1.5% over base rate or LIBOR (2002 — 0.25% and 1.25%, 2001 — 0.2% and 1%). The US$ senior notes are fixed at a rate of 8.32%, but have been swapped into floating rate sterling LIBOR plus a margin of 1.1%.

The self insurance provision is considered to be a floating rate financial liability as the discount rate applied is adjusted to market values on a half-yearly basis. The analysis by maturity above includes £17.3m (2002 — £15.8m) in respect of this provision.

(b) Interest rate risk — gross borrowings (before interest rate swaps)

2003	At fixed rates £m	At floating rates £m	Total £m	Fixed rate financial liabilities Weighted average Rates %	Fixed rate financial liabilities Weighted average Period Years
Sterling	0.7	56.5	57.2	7.0	2.1
Euro	6.4	53.1	59.5	8.1	2.8
South African rand	0.1	4.7	4.8	12.0	0.6
Other currencies	6.5	25.0	31.5	12.5	2.6
	13.7	139.3	153.0		
Currency swaps (note c)	—	50.8	50.8		
Gross borrowings	13.7	88.5	102.2		

2002	At fixed rates £m	At floating rates £m	Total (Restated) £m	Fixed rate financial liabilities Weighted average Rates %	Fixed rate financial liabilities Weighted average Period Years
Sterling	0.3	57.7	58.0	7.0	3.9
Euro	8.1	33.1	41.2	8.2	2.4
South African rand	0.2	11.3	11.5	12.0	1.3
Other currencies	6.7	15.5	22.2	12.3	0.7
	15.3	117.6	132.9		
Currency swaps (note c)	—	20.9	20.9		
Gross borrowings	15.3	96.7	112.0		

2001 Restated	At fixed rates £m	At floating rates £m	Total £m	Fixed rate financial liabilities Weighted average Rates %	Fixed rate financial liabilities Weighted average Period Years
Sterling	—	49.6	49.6	—	—
Euro	9.1	13.0	22.1	7.9	3.1
US dollar	—	5.9	5.9	—	—
South African rand	0.2	4.1	4.3	11.9	2.0
Other currencies	3.6	7.2	10.8	12.0	1.1
	12.9	79.8	92.7		

2001	At fixed rates £m	At floating rates £m	Total £m	Fixed rate financial liabilities Weighted average Rates %	Fixed rate financial liabilities Weighted average Period Years
Sterling	—	49.6	49.6	—	—
Euro	9.1	13.0	22.1	7.9	3.1
US dollar	—	5.9	5.9	—	—
Other currencies	3.8	11.3	15.1	12.0	1.1
	12.9	79.8	92.7		

The Group has the following financial instruments in place which alter the profile of its borrowings by increasing levels of fixed rate debt:

	Amount £m	Fixed rate %	Maturity
2003			
Sterling — interest rate swap	5.0	5.0	2006
Sterling — amortising interest rate swap	3.6	8.9	2005
Euro — interest rate swap	4.2	3.8	2006
Euro — interest rate swap	2.8	4.2	2006
Euro — interest rate swap	4.2	3.8	2008
Mexican Peso interest rate swap	3.8	6.8	2005

	Amount £m	Fixed rate %	Maturity
2002			
Sterling — interest rate swap	5.0	5.0	2006
Sterling — amortising interest rate swap	4.4	8.9	2005
Euro — interest rate swap	3.8	3.8	2006
Euro — interest rate swap	2.5	4.2	2006

	Amount £m	Fixed rate %	Maturity
2001 Restated			
Sterling — interest rate swap	5.0	5.0	2006
Sterling — amortising interest rate swap	5.2	8.9	2005
Sterling — interest rate cap	5.0	7.0	2002
Euro — interest rate swap	3.8	3.7	2006
Euro — interest rate swap	2.5	4.2	2006

	Amount £m	Fixed rate %	Maturity
2001			
Sterling — interest rate swap	5.0	5.0	2006
Sterling — amortising interest rate swap	5.2	8.9	2005
Sterling — interest rate cap	5.0	7.0	2002
Euro — interest rate swap	3.8	3.7	2006
Euro — interest rate swap	2.5	4.2	2006

The fair values and book values of financial liabilities are not materially different, with the following exceptions:

	2003 Profit/(loss) £m	2002 Profit/(loss) £m	2001 Restated Profit/(loss) £m	2001 Profit/(loss) £m
Euro denominated fixed rate debt	(0.5)	(0.6)	(0.5)	(0.5)
Interest rate swaps	(0.7)	(0.7)	(0.6)	(0.6)
US$75m currency and interest rate swap, from fixed rate dollars to floating rate sterling	7.7	8.2	7.8	7.8

(c) Cash and deposits

2003	At floating rates £m	Interest free £m	Total £m
Sterling	35.4	—	35.4
Euro	18.0	6.3	24.3
US dollar	15.4	—	15.4
Canadian dollar	13.7	—	13.7
Other currencies	7.7	3.1	10.8
	90.2	9.4	99.6
Currency swaps	50.8	—	50.8
	39.4	9.4	48.8

2002	At floating rates £m	Interest free £m	Total £m
Sterling	21.0	—	21.0
Euro	0.9	5.5	6.4
US dollar	15.9	—	15.9
Canadian dollar	10.9	—	10.9
Other currencies	—	11.5	11.5
	48.7	17.0	65.7
Currency swaps	20.9	—	20.9
	27.8	17.0	44.8

2001	At floating rates £m	Interest free £m	Total £m
Sterling	5.5	4.0	9.5
Euro	2.8	3.8	6.6
US dollar	—	15.4	15.4
Canadian dollar	—	0.3	0.3
Other currencies	0.4	6.4	6.8
	8.7	29.9	38.6

The Group has a number of commercial arrangements with its clients under which it receives operating income which is linked to interest rates. These, together with the financial instruments listed above, create a hedge which reduces the Group's exposure to movements in interest rates. A 1% change in all floating rates would have negligible impact (2002 and 2001 — negligible) on Group profit before tax.

The Group has entered into currency swaps which maintain the underlying currency profile of debt as reflected in the above tables while reducing gross borrowing and cash positions.

(d) Undrawn committed borrowing facilities

	2003 £m	2002 £m	2001 £m
Expiring in one year or less	—	—	65.5
Expiring in more than one year but not more than two years	27.8	10.0	—
Expiring in more than two years	39.5	75.4	51.5
	67.3	85.4	117.0

(e) Currency exposures

The main impact of movements in exchange rates on the Group's results arises from the translation of the results of overseas subsidiaries into sterling. The Group is principally exposed to North American currencies, the Euro and the South African rand. The Group has hedged between 30% and 50% (2002 — 30% and 60%) of expected earnings for 2004 by selling forward such currencies — the value of these forward contracts at 31 December 2003 was £0.4m (2002 — £0.2m). A 5% movement in sterling against all unhedged currencies would have an impact of 3% (2002 — 4%, 2001 — 2%) on the Group's profit before tax.

(f) Financial instruments held for trading purposes

The Group does not trade in financial instruments.

20. Provisions for liabilities and charges

	Restated self insurance £m	Deferred tax £m	Restated total £m
2003			
At 1 January 2003	15.8	4.0	19.8
Charged/(credited) to profit and loss account	5.6	(0.5)	5.1
Deferred tax on pension contributions taken to pension deficit	—	(1.4)	(1.4)
Utilisation	(4.1)	—	(4.1)
At 31 December 2003	17.3	2.1	19.4
2002			
At 1 January 2002 as previously published		0.2	0.2
FRS 19 adjustment		5.9	5.9
At 1 January 2002 as restated		6.1	6.1
Movement during year		(2.1)	(2.1)
At 31 December 2002		4.0	4.0
2001 Restated			
At 31 December 2001		6.1	6.1
2001			
At 31 December 2001		0.2	0.2

The Group maintains insurance policies with aggregate excesses, below which claims are borne by the Group. Full provision is made on a discounted basis for the estimated costs of claims or losses arising from past events falling inside the limits of these policies, based on advice from the Group's insurance advisors.

Deferred taxation — at current rates on all timing differences

	Provided				Not provided			
	2003	2002	2001 restated	2001	2003	2002	2001 restated	2001
	£m	£m	£m	£m	£m	£m	£m	£m
Group amount								
Accelerated capital allowances	5.1	10.6	9.6	4.5	—	—	(0.2)	4.5
On revalued assets	—	—	—	0.2	—	—	—	4.0
Overseas losses	(3.8)	(3.4)	(2.8)	(2.5)	(5.5)	(2.3)	(2.4)	(2.4)
Short-term timing differences	0.8	(3.2)	(0.7)	(2.0)	—	—	0.1	1.2
	2.1	4.0	6.1	0.2	(5.5)	(2.3)	(2.5)	7.3

Deferred tax has not been accounted for in respect of future remittances of accumulated reserves of overseas subsidiaries as at the balance sheet date as this will have no impact on the UK tax liability due to double taxation relief.

2002: Should the Company realise its investments in its subsidiary undertakings at their balance sheet values, a liability to corporation tax on the chargeable gains arising would amount of approximately £0.6m (2001 — £0.6m).

21. Called up share capital

	2003 Number	£m	2002 Number	£m	2001 Number	£m
Group and Parent						
Ordinary shares of 5 pence each:						
(a) Authorised	64,000,000	3.2	64,000,000	3.2	64,000,000	3.2
(b) Allotted, called up and fully paid						
At 1 January	48,634,833	2.4	48,274,230	2.4	48,093,412	2.4
Issued during the year	3,022	—	360,603	—	180,818	—
At 31 December	48,637,855	2.4	48,634,833	2.4	48,274,230	2.4

(c) Outstanding options under share option schemes at 31 December

	Date options granted	Number of shares	Option price range
2003			
Tibbett & Britten Group Savings Related Share Option Scheme(i)	3 October 2002	1,230,364	417.0p
Tibbett & Britten Group Executive Share Option Scheme(ii)	14 April 1994 to 30 October 1995	165,000	467.0p to 808.0p
2002			
Tibbett & Britten Group Savings Related Share Option Scheme(i)	3 October 2002	1,522,276	417.0p
Tibbett & Britten Group Executive Share Option Scheme(ii)	14 April 1994 to 30 October 1995	207,000	467.0p to 808.0p
2001			
Tibbett & Britten Group Savings Related Share Option Scheme(iii)	27 March 1997	356,151	467.0p
Tibbett & Britten Group Executive Share Option Scheme(ii)	27 January 1992 to 30 October 1995	276,858	435.0p to 808.0p

(i) These options are normally exercisable after the expiry of three to five years from the date of the grant and will lapse if not exercised within six months after they become exercisable.

(ii) These options are normally exercisable only after the expiry of three years from the date of grant and will lapse if not exercised before the expiry of ten years from the date of grant.

(iii) These options are normally exercisable for a period of six months commencing on the fifth anniversary of the starting date of the save-as-you-earn contract into which the employee is required to enter on joining the scheme.

22. Share premium account

Group and Parent

	2003 £m	2002 £m	2001 £m
At 1 January	7.0	5.4	4.5
Premium on ordinary shares issued in the year on exercise of options	—	1.6	0.9
At 31 December	7.0	7.0	5.4

23. Reconciliation of movement in Group shareholders' funds

	2003 £m	2002 £m	2001 Restated £m	2001 £m
At 1 January as previously stated	33.5	131.1	120.9	120.9
UITF 38 adjustments	(1.1)	(0.9)	—	—
FRS 17 adjustment	—	(34.5)	—	—
FRS 19 adjustment	—	(5.9)	(5.7)	
At 1 January as restated	32.4	89.8	115.2	120.9
Profit/(loss) for the financial year	9.7	2.6	(17.3)	(16.2)
Exchange loss	(3.8)	(10.6)	(1.0)	(1.0)
Dividends	(12.2)	(12.3)	(11.8)	(11.8)
Transferred from reserves	(6.3)	(20.3)	(30.1)	(29.0)
New share capital subscribed	—	1.6	0.9	0.9
Shares purchased by ESOP Trust	—	(0.2)	—	—
Actuarial losses	(6.0)	(55.2)	(48.0)	—
Deferred tax	1.8	16.7	14.4	
Goodwill set off	—	—	38.3	38.3
At 31 December	21.9	32.4	90.7	131.1

24. Other reserves

(a) Group

	Merger reserve £m	Special reserve £m	Revaluation reserve £m	Profit and loss account £m
2003				
At 1 January as previously stated	4.1	2.8	13.4	3.8
UITF 38 adjustment	—	—	—	(1.1)
At 1 January 2003 as restated	4.1	2.8	13.4	2.7
Loss for the year	—	—	—	(2.5)
Other recognised gains and losses	—	—	—	(4.2)
Transfer of amount equivalent to additional depreciation on revalued assets	—	—	(0.1)	0.1
Realisation of revaluation reserve on disposal	—	—	(1.6)	1.6
Adjustment relating to prior periods	—	—	(9.9)	9.9
Exchange variances	—	—	—	(3.8)
At 31 December 2003	4.1	2.8	1.8	3.8

	Merger reserve £m	Special reserve £m	Revaluation reserve £m	Restated profit and loss account £m
2002				
At 1 January as previously stated	4.1	2.8	13.4	103.0
Restatements for FRS 17 and FRS 19	—	—	—	(40.4)
At 1 January 2002 as restated	4.1	2.8	13.4	62.6
Loss for the year	—	—	—	(9.7)
Other recognised gains and losses	—	—	—	(38.5)
Exchange variances	—	—	—	(10.6)
At 31 December 2002	4.1	2.8	13.4	3.8

	Merger reserve £m	Special reserve £m	Revaluation reserve £m	Profit and loss account £m
2001				
At 1 January 2001	4.8	2.8	13.4	93.0
Loss for the year	—	—	—	(28.0)
Exchange variances	—	—	—	(1.0)
Goodwill set off on acquisition of subsidiary undertakings	(0.7)	—	—	39.0
At 31 December 2001	4.1	2.8	13.4	103.0

(b) Parent

	Merger reserve £m	Special reserve £m	Revaluation reserve £m	Profit and loss account £m
2003				
At 1 January 2003	53.0	26.8	2.4	14.7
Exchange variances on overseas denominated loans	—	—	—	(1.4)
Profit for the year	—	—	—	6.2
At 31 December 2003	53.0	26.8	2.4	19.5

	Merger reserve £m	Special reserve £m	Revaluation reserve £m	Profit and loss account £m
2002				
At 1 January 2002	53.0	26.8	2.4	18.5
Exchange variances on overseas denominated loans	—	—	—	(0.4)
Loss for the year	—	—	—	(3.4)
At 31 December 2002	53.0	26.8	2.4	14.7

	Merger reserve £m	Special reserve £m	Revaluation reserve £m	Profit and loss account £m
2001				
At 1 January 2001	53.0	26.8	2.4	18.1
Exchange variances on overseas denominated loans	—	—	—	0.6
Loss for the year	—	—	—	(0.2)
At 31 December 2001	53.0	26.8	2.4	18.5

No profit and loss account has been produced for the Parent Company, as permitted by Section 230 of the Companies Act 1985. The Group profit for the year includes a profit after tax of £18.4m (2002 — £8.9m, 2001 — £11.6m) before dividends paid and payable of £12.2m (2002 — £12.3m, 2001 — £11.8m), which is dealt with in the financial statements of the Parent Company.

The special reserve is non-distributable.

(c) Impact of FRS 17 accounting on the Group profit and loss reserve

	2003	2002 Restated	2001 Restated
Group profit and loss reserve excluding pension liability	76.4	74.8	96.2
Amounts relating to defined benefit pension scheme liability, net of deferred tax	(72.6)	(72.1)	(33.6)
Group profit and loss reserve	3.8	2.7	62.6

25. Goodwill

(a) Principal acquisitions

2003

On 8 October 2003 the Group acquired 91% of the issued share capital of Vfw AG for a provisional cash consideration of £21.1m.

The following tables set out the provisional book values of the identifiable assets and liabilities acquired and their fair value to the Group.

	Book value £m	Accounting policy alignment £m	Elimination of pre-acquisition goodwill £m	Provisional fair value to Group £m
Fixed assets				
Intangible	0.2	—	(0.2)	—
Tangible	7.8	—		7.8
Current assets				
Investments	2.6	—	—	2.6
Debtors	5.6	—	—	5.6
Cash	3.4	—	—	3.4
Total assets	19.6	—	(0.2)	19.4
Creditors				
Bank loans and overdrafts	(4.3)	—	—	(4.3)
Trade creditors	(1.8)	—	—	(1.8)
Other creditors and accruals	(6.3)	0.8	—	(5.5)
Provisions				
Taxation	—	(0.3)	—	(0.3)
Total liabilities	(12.4)	0.5	—	(11.9)
Minority interest				(0.7)
Net assets	7.2	0.5	(0.2)	6.8
Net assets				6.8
Cash consideration — 2003				10.3
Cash consideration — future years (part contingent)				10.8
Provisional goodwill (note 11)				14.3

£3.1m is currently held in escrow pending finalisation of the purchase price of Dimalsa. The directors do not consider that this amount will be payable. It is included within cash restricted funds (note 16).

Profit after tax for Vfw AG was £2.6m in the year to 31 December 2002, and a profit of £1.2m was generated in the period from 1 January 2003 to 8 October 2003.

2002

On 12 March 2002 the Group acquired 100% of the issued share capital of Distribuidora Malsa SA de CV and certain related companies (commonly known as Dismalsa) for cash consideration of £37.9m.

The following tables sets out the book value of the identifiable assets and liabilities acquired and their fair value to the Group:

	Book value £m	Accounting policy alignment £m	Provision for lease termination £m	Fair value to Group £m
Fixed assets				
Tangible	3.8	—	—	3.8
Current assets				
Debtors	7.6	(0.2)	—	7.4
Cash	0.6	—	—	0.6
Total assets	12.0	(0.2)	—	11.8
Creditors				
Bank loans and overdrafts	(2.2)	—	—	(2.2)
Finance leases	(0.5)	—	—	(0.5)
Trade creditors	(3.2)	—	—	(3.2)
Accruals	(3.1)	(1.1)	(5.5)	(9.7)
Provisions				
Taxation	0.3	2.3	—	2.6
Total liabilities	(8.7)	1.2	(5.5)	(13.0)
	3.3	1.0	(5.5)	(1.2)
Net liabilities				1.2
Cash consideration				37.9
Goodwill				39.1
Exchange adjustment to average rates				(6.0)
Goodwill addition (note 11)				33.1

A further amount of £5.0m is currently held in escrow pending finalisation of the purchase price. The directors do not consider that this amount will be payable. It is included within cash — restricted funds (note 16).

Cash consideration of £0.2m was payable for the purchase of Frigoliner (Austria). Net assets acquired were £nil. Deferred consideration is £0.6m, giving rise to goodwill of £0.8m.

Profit after tax for Dimalsa was £2.1m in the year to 31 December 2001 and a loss of £0.3m in the period from 1 January 2002 to 11 March 2002.

2001

	Frigoscandia £m	Kinesis £m	Unicargo £m
Net assets acquired			
Fixed assets	2.4	7.3	0.8
Stocks	—	0.1	—
Debtors	—	3.3	1.9
Creditors	(0.3)	(10.4)	(2.0)
Bank loans and finance leases	(1.8)	—	—
Net cash	0.1	1.6	0.5
	0.4	1.9	1.2
Consideration satisfied by:			
Cash paid	1.1	1.9	9.7
Cost of investment	1.1	1.9	9.7
Goodwill arising	0.7	—	8.5
Date of acquisition	Sep 2001	Aug 2001	Feb 2001

(b) Cumulative goodwill set off against reserves

	Book value £m
Cumulative goodwill set off at 31 December 2003, 2002 and 2001	41.3

All acquisitions have been accounted for using the acquisition method of accounting. No adjustments between book value and fair value were required.

26. Post-balance sheet events

There have been no material post-2003 balance sheet events at the date of the accounts.

27. Capital commitments

	2003 £m	2002 £m	2001 £m
Contracted but not provided for in the accounts	6.7	7.0	4.4
Authorised by the Board but not contracted for			2.8
			7.2

28. Lease commitments

The Group is committed to making the following payments in respect of non-cancelable leases during the next year:

	Land and buildings			Other		
	2003 £m	2002 £m	2001 £m	2003 £m	2002 £m	2001 £m
Lease expiry date						
Within one year	7.1	4.3	4.4	11.1	4.6	4.8
Between two and five years	26.5	27.1	24.0	32.6	31.1	26.6
After five years	37.8	38.4	29.3	5.5	6.3	3.2
	71.4	69.8	57.7	49.2	42.0	34.6

Certain of the Group's lease commitments are directly recoverable from clients under contractual arrangements.

29. Pension commitments

There are numerous pension arrangements within the Group, both defined benefit and defined contribution arrangements.

A full actuarial valuation of the major UK defined benefit scheme was carried out at 5 April 2002, by a qualified independent actuary. From 1 January 2003 the employer contribution rates range from 7.13% to 22.72% of Pensionable Salaries in respect of the members of this scheme, depending on their category of membership.

Assumptions

The major assumptions used by the actuary to value the Scheme's liabilities were:

	% per annum 2003	% per annum 2002	% per annum 2001 Restated	% per annum 2001
Rate of increase of salaries	3.5	3.3	4.0	4.0
Rate of increase of pensions in payment	2.4	2.2	2.5	2.5
Rate of increase in deferred pensions	2.5	2.3	2.5	2.5
Discount rate	5.4	5.6	5.8	5.8
Inflation adjustment	2.5	2.3	2.5	2.5
The expected rate of return for the scheme assets were:				
Equities and property	8.5	8.9	7.9	
Bonds	5.2	5.0	5.4	
Cash and other receivables	3.8	4.0	4.0	

The scheme's assets are:

	Value at 31 December 2003 £m	Value at 31 December 2002 £m	Value at 31 December 2001 Restated £m	Value at 31 December 2001 £m
Equities and properties	188.0	145.0	198.0	198.1
Bonds	82.0	64.0	46.0	45.5
Cash	17.5	18.0	24.0	24.4
	287.5	227.0	268.0	268.0

Balance sheet deficit

	2003 £m	2002 £m	2001 Restated £m
Total market value of assets	287.5	227.0	268.0
Actuarial value of liability	(391.2)	(329.9)	(316.0)
Deficit in the scheme	(103.7)	(102.9)	(48.0)
Related deferred tax asset	31.1	30.8	14.4
Net pension deficit	(72.6)	(72.1)	(33.6)

Profit and loss charge

	2003 £m	2002 £m	2001 Restated £m
(a) Amount charged to operating profit			
Current service cost	5.5	6.8	7.2
Curtailments	(1.2)	—	—
Total operating charge	4.3	6.8	7.2
(b) Amount (charged)/credited to other income			
Expected return on pension scheme assets	17.1	19.4	19.5
Interest on pension scheme liabilities	(18.6)	(18.6)	(18.3)
Net return	(1.5)	0.8	1.2

History of experience gains and losses

	2003 %	2002 %	2001 Restated %	2003 £m	2002 £m	2001 Restated £m
Actual return less expected return on assets*	12	(28)	(19)	31.1	(68.5)	(55.7)
Experience gains and losses on the liabilities†	—	—	7	0.2	(1.0)	19.7
Changes in assumptions†	(10)	4	(4)	(37.3)	14.3	(12.0)
Actuarial loss recognised†	(2)	(17)	(8)	(6.0)	(55.2)	(48.0)

* *percentage of scheme assets*

† percentage of present value of scheme liabilities

Movement in deficit during the year

	2003 £m	2002 £m	2001 Restated £m
Deficit at 1 January	(102.9)	(48.0)	—
Movement in year:			
Current service cost	(5.5)	(6.8)	(7.2)
Contributions	11.0	6.3	6.0
Curtailments	1.2	—	—
Other finance (expense)/income	(1.5)	0.8	1.2
Actuarial loss	(6.0)	(55.2)	(48.0)
Deficit at 31 December	(103.7)	(102.9)	(48.0)

30. Contingent liabilities

Parent

Guarantees given in respect of:

	2003 £m	2002 Restated £m	2001 £m
Bank and documentary credits advanced to subsidiary undertakings	13.7	12.4	28.1
Operating lease payments of subsidiary undertakings due in following year	43.6	38.6	29.0

The Parent company has guaranteed the performance of certain limited contract obligations entered into by subsidiary undertakings. Guarantees for operating lease payments relate principally to arrangements underwritten by clients. Borrowings of joint venture companies guaranteed by subsidiaries amounted to £2.0m (2002 — £nil).

31. Exchange rates

	Average rate			Closing rate		
	2003	2002	2001	2003	2002	2001
Euro	1.45	1.59	1.62	1.42	1.53	1.63
US dollar	1.62	1.51	1.44	1.78	1.61	1.46
Canadian dollar	2.28	2.37	2.24	2.31	2.54	2.32
South African rand	11.35	15.55	12.66	11.92	13.81	17.46

These are the principal exchange rates used in the financial statements (local currency equivalent of £1).

32. Principal operating companies

Subsidiary undertakings

Country of incorporation	Registered name	Country of incorporation	Registered name
Argentina	Tibbett & Britten Argentina SA	Mexico	Distribuidora Malsa S.A. do C.V.
Austria	Tibbett & Britten Austria GmbH	Morocco	Transcare Fashion SARL
Austria	TKL Tiefkuhllogistik GmbH	Netherlands	Tibbett & Britten Group BV
Canada	Tibbett & Britten Group Canada Inc	Netherlands	Tibbett & Britten International Holdings BV
Canada	Axis Logistics Inc	Poland	Tibbett & Britten Poland Sp. Z.o.o.
Canada	Connect Logistics Services Inc	Portugal	Tibbett & Britten Transportes e Servicos LDA
Canada	Matrix Logistics Services Limited	Puerto Rico	Dimalsa Logistics Corporation
Canada	SCM Supply Chain Management Inc	Singapore	Tibbett & Britten Asia Pte Limited
Canada	Storcare Supply Chain Management Inc	Singapore	Tibbett & Britten Singapore Pte Limited
Canada	Summit Logistics Inc	Slovakia	Tibbett & Britten Slovakia, s.r.o
Canada	Western Distribution Centres Alberta Inc	South Africa	Tibbett & Britten Africa (Pty) Limited
China	Tibbett & Britten Hong Kong Limited	Spain	Tibbett & Britten Iberia SL
Czech Republic	Tibbett & Britten CZ a.s.	Taiwan	Tibbett & Britten Taiwan Limited
England	International Supply Chain Limited	USA	Tibbett & Britten North America Inc
England	Tibbett & Britten Limited*	USA	Compass Logistics Inc
France	TCA SA	USA	Elite Logistics Inc
France	Tibbett & Britten France SA	USA	Galaxy Logistics Inc
Germany	Tibbett & Britten Deutschland Logistik GmbH	USA	Llano Logistics Inc
Germany	Vfw AG	USA	Matrix Logistics Inc
Hungary	Tibbett & Britten Hungaria Kft	USA	Southstar Logistics Inc
Ireland	Neptune Freight Limited	USA	Venture Logistics Inc
Ireland	Tibbett & Britten Group (Ireland) Limited		
Kenya	Tibbett & Britten Kenya Limited*		

The Group owns 100% of the equity capital of all the companies shown except for Vfw AG, where the Group holds 91%.

Ordinary shares are held in each company, except in North American companies, where common shares are held.

* Shares held directly by Tibbett & Britten Group plc.

Joint ventures 50% owned with equivalent voting rights unless stated

BVI	Hutchison Tibbett & Britten Limited
England	Joint Retail Logistics Limited
England	Unique Logistics International Limited (freight forwarding)
Malaysia	Tibbett & Britten Kontena Nasional SDN BHD
Saudi Arabia	Olayan Tibbett & Britten Logistics Limited
Singapore	PSC Tibbett & Britten Logistics PTE LTD
Thailand	Davids Distribution (Thailand) Limited (38%)
Turkey	Tibbett & Britten Yurtici Lojistik
UAE	Al Futtaim Tibbett & Britten

Associated undertakings

Dubai	Transcare Gulf Logistics (Dubai) LLC (50%)

All companies are involved in the principal activity of the Group unless otherwise shown.

All the companies operate in their country of incorporation or registration except for Hutchison Tibbett & Britten Limited, which operates in China.

APPENDIX IV

Additional information

1. Responsibility Statements

1.1 Exel

The Directors of Exel, whose names are set out in paragraph 2.1 below, accept responsibility for the information contained in this document (other than that relating to the Tibbett & Britten Group and the Directors of Tibbett & Britten and their immediate families, related trusts and controlled companies). To the best of the knowledge and belief of the Directors of Exel (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

1.2 Tibbett & Britten

The Directors of Tibbett & Britten, whose names are set out in paragraph 2.2 below, accept responsibility for the information contained in this document relating to the Tibbett & Britten Group and the Directors of Tibbett & Britten and their immediate families, related trusts and controlled companies. To the best of the knowledge and belief of the Directors of Tibbett & Britten (who have taken all reasonable care to ensure that such is the case), the information for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Directors

2.1 Exel

The names of the Directors of Exel and their respective functions are as follows:

Name	Position
Nigel Rich CBE	Non-Executive Chairman
John Allan	Chief Executive
John Coghlan	Deputy Chief Executive and Group Finance Director
Bruce Edwards	Chief Executive, Americas
Mick Fountain	Chief Executive, Global Freight Management
David Riddle	Chief Executive, Cory Environmental
Ian Smith	Chief Executive, Europe, Middle East and Africa
Sir William Wells	Senior Independent Non-Executive Director
Jean-Claude Guez	Non-Executive Director
Fritz Ternofsky	Non-Executive Director
Dennis Millard	Non-Executive Director
John McDonough	Non-Executive Director

The business address of each of the Directors of Exel except Bruce Edwards and Mick Fountain is Ocean House, The Ring, Bracknell, Berkshire, RG12 1AN, which is also the registered office and principal place of business of Exel. The business address of Bruce Edwards and Mick Fountain is 570 Polaris Parkway, Westerville, Ohio, OH 43082, United States.

2.2 Tibbett & Britten

The names of the Directors of Tibbett & Britten and their respective functions are as follows:

Name	Position
John Harvey CBE	Executive Chairman
Mike Arrowsmith	Chief Executive
Mark Whiteling	Group Finance Director
Saad Hammad	Managing Director, Europe
Mike Gardner	President, Americas
Bill Thomson	Non-Executive Director
Robert Wood	Non-Executive Director

The business address of each of the Directors of Tibbett & Britten (other than Mike Gardner) is Centennial Park, Elstree, Hertfordshire, WD6 3TL, which is also the registered office and principal place of business of Tibbett & Britten. The business address of Mike Gardner is 15 Independence Boulevard, 3rd Floor, Warren NJ 07059, USA.

3. Irrevocable Undertakings

3.1 Irrevocable undertakings to accept the Offer have been received in respect of the following holdings of Tibbett & Britten Shares:

Shareholder	Number of Tibbett & Britten Shares
John Harvey CBE	2,310,379[1] 636,945[2] 83,476
Mike Arrowsmith	39,023[3] 7,500
Rosemary Arrowsmith	6,000
Vivien Whiteling	5,000[6]
Bill Thomson	10,000[4]
Robert Wood	1,500[5]

Notes:

1 The registered holder of these Tibbett & Britten Shares is James Capel (Nominees) Limited. Of these shares, 10,000 are held for the account of Gillian Harvey and the remainder for John Harvey CBE.

2 The registered holder of these Tibbett & Britten Shares is James Capel (Nominees) Limited. These shares are held for a trust related to John Harvey CBE but of which he is not a beneficiary.

3 The registered holder of these Tibbett & Britten Shares is BBH ISL Nominees Limited.

4 The registered holder of these Tibbett & Britten Shares is Rock Nominees Limited.

5 The registered holder of these Tibbett & Britten Shares is Pershing Keen Nominees Limited.

6 Vivien Whiteling has undertaken to procure that the registered holder of a further 600 Tibbett & Britten Shares of which she is the beneficial owner enters into an irrevocable undertaking to accept the Offer in respect of such shares.

The undertakings provide that each of the Tibbett & Britten Shareholders named above shall, as soon as possible, and in any event within fourteen days of the posting of this document, accept or procure acceptance of the Offer in accordance with their terms.

The undertakings also apply to any other Tibbett & Britten Shares acquired after the date of the undertakings and any Tibbett & Britten Shares attributable to or derived from the shares subject to the undertakings while the Offer remains open for acceptance.

The undertakings given by the Tibbett & Britten Directors named above restrict them from soliciting or encouraging any person other than Exel from making an offer for Tibbett & Britten or (subject to their fiduciary duties) taking any action which is prejudicial to the successful outcome of the Offer.

Each of the undertakings shall remain in effect until the Offer closes or lapses.

3.2 During the disclosure period (as defined in paragraph 4(A) below) none of the persons referred to in paragraph 3.1 has dealt for value in Tibbett & Britten Shares.

4. Shareholdings and Dealings

In this paragraph 4:

(A) and in paragraph 3.2, "disclosure period" means the period commencing on 15 June 2003 (being the date 12 months prior to the commencement of the Offer Period) and ending on 18 June 2004 (being the latest practicable date prior to the posting of this document);

(B) references to an "associate" mean:

(i) Exel's or Tibbett & Britten's subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20 per cent. or more of the equity share capital of a company is regarded as the test of associated company status);

(ii) banks, financial and other professional advisers (including stockbrokers) to Exel, Tibbett & Britten or any company covered in (i) above, including persons controlling, controlled by or under the same control as, such banks, financial or other professional advisers;

(iii) the directors of Exel, Tibbett & Britten and the directors of any company covered in (i) above (together, in each case, with their close relatives and related trusts);

(iv) pension funds of Exel, Tibbett & Britten or any company covered in (i) above;

(v) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(vi) a person who owns or controls five per cent. or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 to Rule 8 of the Code) issued by Exel or Tibbett & Britten, including a person who as a result of any transaction owns or controls five per cent. or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person; and

(vii) a company having a material trading arrangement with Exel or Tibbett & Britten;

(C) references to a "bank" do not apply to a bank whose sole relationship with Exel, Tibbett & Britten or a company covered in sub-paragraph (B)(i) above is the provision of normal commercial banking services or such activities in connection with the Offer as confirming that cash is available, handling acceptances and other registration work;

(D) ownership or control of 20 per cent. or more of the equity share capital of a company is regarded as the test of associated company status and "control" means a holding, or aggregate holdings, of shares carrying 30 per cent. or more of the voting rights attributable to the share capital of the company which are currently exercisable at a general meeting, irrespective of whether the holding gives de facto control;

(E) "connected" means controlled by, controlling or under common control with Exel or Tibbett & Britten (with "control" and all derivative words having the meaning given in sub-paragraph (D) above);

(F) "relevant securities" include:

(i) Tibbett & Britten Shares;

(ii) securities of Tibbett & Britten carrying conversion or subscription rights into Tibbett & Britten Shares; and

(iii) options in respect of any of the foregoing and derivatives referenced to any of the foregoing;

(G) "derivative" includes any financial product whose value in whole or in part is determined directly or indirectly by reference to the price of an underlying security but which does not include the possibility of delivery of such underlying securities; and

(H) "shareholding" has the extended meaning given to it in the notes to Rule 24.3 of the Code.

4.1 Interests in Tibbett & Britten Shares

(A) As at the close of business on 18 June 2004 (being the latest practicable date prior to the posting of this document), Exel and its subsidiaries owned and controlled the following Tibbett & Britten Shares:

Name	Number of Tibbett & Britten Shares
Exel	4,000,000
Exel International Holdings Limited	10

(B) As at the close of business on 18 June 2004 (being the latest practicable date prior to the posting of this document), neither the directors of Exel nor their immediate families or their related trusts and connected persons (within the meaning of Section 346 of the Companies Act) held any interests in Tibbett & Britten Shares.

(C) As at the close of business on 18 June 2004 (being the latest practicable date prior to the posting of this document) no persons deemed to be acting in concert with Exel for the purposes of the Offer owned or controlled any Tibbett & Britten Shares.

(D) The interests of the directors of Tibbett & Britten and their immediate families or their related trusts and connected persons (within the meaning of Section 346 of the Companies Act 1985) in the ordinary share capital of Tibbett & Britten (as shown in the register required to be kept under Section 325 of the Companies Act or which have been notified to Tibbett & Britten pursuant to Sections 324 or 328 of the Companies Act) as at the close of business on 18 June 2004 (being the latest practicable date prior to the posting of this document), were as follows (and as set out in paragraphs (E) and (F) below):

Director	Number of Tibbett & Britten Shares held beneficially	Percentage of Tibbett & Britten Shares
John Harvey CBE	3,030,800	6.23[1]%
Mike Arrowsmith	52,523	0.11%
Mark Whiteling	5,600	0.01%
Bill Thomson	10,000	0.02%
Robert Wood	1,500	0.00%

Note:
1. Of which 636,945 Tibbett & Britten Shares are held by James Capel (Nominees) Limited for a trust related to John Harvey CBE but of which he is not a beneficiary.

(E) As at the close of business on 18 June 2004 (being the latest practicable date prior to the posting of this document), the following Tibbett & Britten Shares have been conditionally awarded to the directors of Tibbett & Britten under the Long Term Incentive Plan and remain capable of vesting unconditionally:

Director	Number of Tibbett & Britten Shares conditionally awarded	Date of Conditional Award	Possible vesting date
John Harvey CBE	Up to 24,184	18 April 2000	31 December 2003—10,982 conditionally waived, see below
	Up to 27,391	30 April 2002	30 April 2005
	Up to 60,209	30 June 2003	30 June 2006
	Up to 58,685	13 April 2004	13 April 2007
Mike Arrowsmith	Up to 15,514	18 April 2000	31 December 2003—7,045 conditionally waived, see below
	Up to 37,595	30 April 2002	30 April 2005
	Up to 86,387	30 June 2003	30 June 2006
	Up to 84,507	13 April 2004	13 April 2007
Mark Whiteling	Up to 23,017	30 April 2002	30 April 2005
	Up to 52,356	30 June 2003	30 June 2006
	Up to 52,817	13 April 2004	13 April 2007
Saad Hammad	Up to 54,974	30 June 2003	30 June 2006
	Up to 56,338	13 April 2004	13 April 2007

The Long Term Incentive Plan for executive directors and senior managers rewards the creation of exceptional value for shareholders over the medium term. Participants in the UK receive a provisional grant of Tibbett & Britten Shares equivalent to between 15 per cent. and 100 per cent. of basic salary each year, which are held in trust for three years. Executive directors receive shares conditionally each year equivalent to 100 per cent. of their annual basic salary. Tibbett & Britten's performance for the UK scheme is measured over rolling three year cycles in terms of Total Shareholder Return (TSR) relative to the FTSE mid-250. The size of the award made when the Plan vests will vary between nil (for below median performance), 40 per cent. (for performance at the median) and 100 per cent. (for performance in the Upper Quintile, e.g. position 50 or better out of 250 companies). An additional performance criterion also applies namely, the group's Earnings per Share (EPS)

performance should exceed the rise in the Retail Price Index plus 2 per cent. per annum over the period. For the 2000-2003 cycle, TSR performance led to 40 per cent. minimum vesting awards for eligible UK-based management. Messrs Harvey and Arrowsmith conditionally waived these awards and the Plan trustees agreed to vest these shares when the share price is once again around £5.00. This condition has now been met following Exel's Offer. Upon a change of control, Tibbett & Britten Shares will be transferred as appropriate having regard to the performance conditions imposed, calculated by reference to the TSR ranking at the date on which Exel obtains control and any condition subject to which the Offer is made has been satisfied. The EPS performance criteria is not applied where there is a change of control. Any transfer of shares will occur within 14 days of the change of control date.

(F) As at the close of business on 18 June 2004 (being the latest practicable date prior to the posting of this document), the following options over, or in respect of, Tibbett & Britten Shares had been granted to the directors of Tibbett & Britten under the other Tibbett & Britten Share Option Schemes and remain outstanding:

Directors	Scheme	Number of Tibbett & Britten Shares under option	Date of grant	Exercise price	Exercise period
Mark Whiteling	SAYE	787	3 October 2002	417 pence	3 October 2007 – 3 April 2008

(G) As at the close of business on 18 June 2004 (being the latest practicable date prior to the posting of this document), the interests in Tibbett & Britten Shares of advisers to Tibbett & Britten as specified in paragraph (ii) of the definition of associate (excluding exempt market makers) were as follows:

Name	Number of Tibbett & Britten Shares
Allianz Cornhill Insurance plc	30,000

4.2 Dealings in Tibbett & Britten Shares

(A) During the disclosure period, other than as disclosed below, neither Exel nor any its subsidiaries has dealt for value in Tibbett & Britten Shares:

Name	Date	Transaction	Number of Tibbett & Britten Shares	Price per share
Exel	16 June 2004	Purchase of Tibbett & Britten Shares	4,000,000	668 pence

(B) During the disclosure period, none of the directors of Exel or their immediate families or their related trusts and connected persons (within the meaning of Section 346 of the Companies Act) has dealt for value in Tibbett & Britten Shares.

(C) During the disclosure period no persons deemed to be acting in concert with Exel for the purposes of the Offer have dealt for value in Tibbett & Britten Shares.

(D) During the disclosure period, none of the directors of Tibbett & Britten and their immediate families or related trusts and connected persons (within the meaning of Section 346 of the Companies Act) have dealt for value in Tibbett & Britten Shares.

(E) During the disclosure period (and ending on the latest practicable date prior to the posting of this document), the following dealings for value in Tibbett & Britten Shares by (the persons described in sub-paragraph 4.1(G)) have taken place:

Date	Party	Transaction	Number of Tibbett & Britten Shares	Price per share
26 March 2004	Dresdner Bank AG	Purchase	150,000	424.15 pence
26 March 2004	Dresdner Bank AG	Sale	150,000	425 pence

4.3 Interests and dealings in Exel Shares

(A) As at the close of business on 18 June 2004 (being the latest practicable date prior to the posting of this document), Tibbett & Britten did not own or control any Exel Shares.

(B) The interests of the directors of Tibbett & Britten and their immediate families or their related trusts and connected persons (within the meaning of Section 346 of the Companies Act 1985) in the ordinary share capital of Exel (as shown in the register required to be kept under Section 325 of the Companies Act or which have been notified to Exel pursuant to Sections 324 or 328 of the Companies Act) as at the close of business on 18 June 2004 (being the latest practicable date prior to the posting of this document), were as follows:

Director/Immediate family member	Exel Shares held beneficially
Gillian Harvey	41,106[1]
Mike Arrowsmith	2,500

Note:

1. The registered holder of these Exel Shares is James Capel (Nominees) Limited.

(C) During the disclosure period, Tibbett & Britten and the directors of Tibbett & Britten and their immediate families or related trusts and connected persons (within the meaning of Section 346 of the Companies Act) have dealt for value in Exel Shares as follows:

Date	Party	Transaction	Number of Exel Shares	Price per share
22 August 2003	Mike Arrowsmith	Sale	3,000	695.10 pence
10 September 2003	Mike Arrowsmith	Purchase	3,000	694.33 pence
17 October 2003	Mike Arrowsmith	Sale	3,000	743.67 pence
20 November 2003	Mike Arrowsmith	Purchase	2,799	709.45 pence
1 December 2003	Mike Arrowsmith	Sale	2,799	775.15 pence
10 December 2003	Mike Arrowsmith	Purchase	2,500	750.95 pence

4.4 General

(A) Save as disclosed above, as at the close of business on 18 June 2004 (being the latest practicable date prior to the posting of this document), neither Exel, nor any of the directors of Exel, nor any member of their immediate families or related trusts, nor any person deemed to be acting in concert with Exel, nor any person who is a party to an arrangement of the kind referred to in note 6(b) to Rule 8 of the Code with Exel or any person acting in concert with Exel, nor any person who has given an irrevocable undertaking to accept the Offer owned or controlled or (in the case of the directors of Exel, their immediate families and related trusts) was interested, directly or indirectly, in any relevant securities, nor has any such person dealt for value therein during the disclosure period.

(B) Save as disclosed above, as at the close of business on 18 June 2004 (being the latest practicable date prior to the posting of this document), neither Tibbett & Britten, nor any of the directors of Tibbett & Britten, nor any member of their immediate families or related trusts, nor any person who is a party to an arrangement of the kind referred to in note 6(b) to Rule 8 of the Code with Tibbett & Britten or any associate of Tibbett & Britten (by virtue of paragraphs (i) to (iv) of the definition of associate) owned or controlled or (in the case of the directors of Tibbett & Britten, their immediate families and related trusts) was interested, directly or indirectly, in any relevant securities, nor has any such person dealt for value in (or, in the case of Tibbett & Britten, redeemed or purchased) any relevant securities during the disclosure period.

(C) Save as disclosed above, as at the close of business on 18 June 2004 (being the latest practicable date prior to the posting of this document), no subsidiaries of Tibbett & Britten, pension fund of Tibbett & Britten or a subsidiary of Tibbett & Britten, advisers to Tibbett & Britten as specified in paragraph (ii) of the definition of associate, nor any discretionary fund manager (other than an exempt fund manager) connected with Tibbett & Britten, owned or controlled, directly or indirectly, any relevant securities nor has any such person dealt for value therein during the disclosure period.

(D) Save for the irrevocable undertakings referred to in paragraph 3, no arrangement exists between any person and Exel or any person acting in concert with Exel or between any person and Tibbett & Britten or any associate of Tibbett & Britten (by virtue of paragraphs (i) to (iv) of the definition of associate) in relation to relevant securities including, in addition to indemnity and option arrangements, any agreement or understanding, formal or informal, of whatever nature, which may be an inducement to deal or refrain from dealing.

5. Market quotations

The following table shows the middle market quotations for Tibbett & Britten Shares, as derived from the Daily Official List, on the first business day in each of the six months immediately before the date of this document, on 14 June 2004 (being the last business day prior to the commencement of the Offer Period and on 18 June 2004 (being the latest practicable date prior to the posting of this document):

Date	Tibbett & Britten Share Price
18 June 2004	663.75 pence
14 June 2004	490 pence
1 June 2004	446 pence
4 May 2004	445 pence
1 April 2004	434 pence
1 March 2004	467.5 pence
2 February 2004	437.5 pence
2 January 2004	413 pence

6. Basis of calculations and sources of information

6.1 Unless otherwise stated, financial information concerning Exel is extracted from the published audited consolidated accounts of Exel for each of the years ended 31 December 2002 and 2003 or has been supplied by Exel.

6.2 Unless otherwise stated, financial information concerning Tibbett & Britten is extracted from the published audited consolidated accounts of Tibbett & Britten for each of the years ended 31 December 2001, 2002 and 2003 or has been supplied by Tibbett & Britten.

6.3 The Offer values the entire issued share capital of Tibbett & Britten at approximately £328 million based on the Offer price of 668 pence for each Tibbett & Britten Share and approximately 49.1 million shares in issue and to be issued based upon 48,640,995 Tibbett & Britten Shares being in issue on 15 June 2004 and an estimated net number of shares of 0.47 million to be issued to cover Tibbett & Britten Share Option Schemes. This does not take into account the further costs necessary to cover entitlements under the Tibbett & Britten Long Term Incentive Plan.

6.4 Historical share prices are derived from the Daily Official List.

6.5 The enterprise value of £379.5 million is calculated as the sum of the approximate offer value of £328 million, the reported net debt of £50.8 million and the reported minority interest of £0.7 million as at 31 December 2003.

6.6 The EBITDA for the year ended 31 December 2003 of £56.6 million is calculated as the sum of the reported Tibbett & Britten Group operating profit before goodwill amortisation of £25.9 million and the reported depreciation charge for the year of £30.7 million.

7. Loan Notes

Cazenove has advised that, in its opinion, based on market conditions on 18 June 2004 (being the latest practicable date prior to the posting of this document), the estimated value of the Loan Notes, had they been in issue on that day, would have been not less than 99 pence per £1 nominal value.

8. Financing arrangements

It is estimated that the acquisition of Tibbett & Britten would require the payment by Exel of a maximum amount of approximately £328 million in cash (assuming no election for the Loan Note Alternative and the full exercise (or deemed exercise) of options under the Tibbett & Britten Share Option Schemes).

UBS is satisfied that the necessary financial resources are available to Exel to satisfy acceptance of the Offer in full.

9. Material Contracts

9.1 Exel

Save as set out below, neither Exel nor any other member of the Exel Group has entered into any contract (not being a contract entered into in the ordinary course of business) during the period of two years before the commencement of the Offer Period:

(i) a Joint Venture Agreement dated 31 August 1995 and made between (1) Bass Investment Minorities Limited ("BIM"), (2) Exel Holdings Limited (formerly NFC Holdings Limited) ("EHL"), and (3) Coors Holdings Limited (formerly Bass Holdings Limited) ("Coors Holdings") relating to the operation and management of Tradeteam Limited ("Tradeteam"), a joint venture company formed between the parties, and the relationship between its shareholders. The agreement provides for the subscription of 50.1% of the shares in Tradeteam by EHL and the subscription of 49.9% of the shares in Tradeteam by BIM. The agreement includes standard provisions regarding the operation and management of an incorporated joint venture, including provisions regarding the constitution and operation of the board of directors, shareholders' meetings, working capital, administration and budgets, share transfers and deadlock. The agreement also addresses the procurement by each shareholding party of business for Tradeteam. By a Deed of Adherence and Substitution dated on or about 25 May 2000 and made between the parties to the agreement, Coors Holdings, as the new owner of all of the shares in Tradeteam held by BIM, agreed to comply with the terms of the agreement in substitution for BIM. By a further Deed of Adherence and Substitution dated 29 October 2001 and made between (1) EHL, (2) Coors Holdings and (3) Coors Brewers Limited (formerly Bass Brewers Limited) ("Coors Brewers"), Coors Holdings transferred all of its shares in Tradeteam to Coors Brewers; Coors Brewers agreed to comply with the terms of the agreement and Coors Holdings agreed to guarantee the obligations of Coors Brewers;

(ii) a Credit Agreement relating to a multi-currency revolving loan and sterling acceptance credit facility dated 19 December 2000 of £675,000,000 and made between, amongst others, Exel, certain financial institutions as set out therein, Deutsche Bank AG London Branch as agent and Deutsche Bank AG London Branch and Salomon Brothers International Limited as arrangers (the "Existing Facility"). The financial institutions' commitment to provide the Existing Facility expires on 2 December 2005 and the final repayment date is 2 January 2006. Exel is currently in discussions with its relationship banks regarding entering into a replacement facility for the Existing Facility with updated terms. The Existing Facility contains customary representations, undertakings and events of default with certain qualifications in relation to materiality, thresholds and grace periods. Exel Investments Limited has entered into a guarantee dated 19 December 2000 in respect of all indebtedness outstanding under the Existing Facility. Any advance made under the Existing Facility will bear interest at a rate per annum equal to the aggregate of the Margin, LIBOR (or EURIBOR as appropriate) and the additional costs rate. The Margin is 0.45 per cent. per annum;

(iii) an Asset Purchase and Option Agreement dated 22 August 2002 and made between (1) Exel Inc., (2) Power Packaging Inc., (3) Power Holdings, Inc., (4) Power Packaging Company and (5) certain other persons being shareholders of Power Packaging, Inc., relating to the purchase by Exel Inc. of certain assets used in connection with the Power US logistics business, the assumption of certain liabilities in connection with the Power US logistics business and the grant of put and call options in respect of the acquisition by Exel Inc. of all of the assets of the Power Packaging business, for a consideration of US$74.7 million, subject to certain adjustments, together with deferred consideration based on the performance of certain Power US- and UK-based operations;

(iv) an Agreement dated 23 August 2002 and made between (1) Power Packaging Inc. (the "Vendor"), (2) MSAS Global Logistics Limited (the "Purchaser"), (3) certain individuals, being shareholders of the Vendor, (as guarantors of the Vendor's obligations) and (4) Exel (as guarantor of the Purchaser's obligations) in relation to the purchase by the Purchaser of the entire issued share capital of Power Europe Operating Limited for an aggregate consideration of US$5 million, subject to certain completion account adjustments, together with deferred consideration based on the performance of certain Power Europe UK-based operations;

(v) a Share Purchase Agreement dated 9 October 2003 and made between (1) Exel, (2) Mrs Gianfranca Cappelletti and (3) Mrs Carla Cappelletti (together the "Vendors") relating to the purchase by Exel of the entire issued share capital of Cappelletti s.p.a. and all residual interests of the Vendors in the subsidiaries of Cappelletti s.p.a. for a consideration of EUR 52 million subject to adjustment together with an additional amount of deferred consideration dependent on the future performance of Cappelletti;

(vi) a Share Purchase Agreement dated 23 December 2003 and made between (1) Camberton-Serviços de Consultoria LDA, (2) Mr. Fedele De Vita, (3) Mr. Luigi De Vita, (4) Alfieri Associated Investors Serviços de Consultoria LDA and (5) Exel Healthcare (Belgium) N.V. relating to the purchase by Exel Healthcare (Belgium) N.V. of the entire issued share capital of Sun Holding S.A. (the holding company of the Pharma Logistics group of companies) for a consideration of EUR 50 million, subject to a purchase price adjustment dependent on the performance of the Pharma Logistics group of companies;

(vii) a Stock Purchase Agreement dated 31 May 2004 and made between (1) Fujitsu Limited, (2) Exel Japan Limited (the "Purchaser"), and Exel (as guarantor of the Purchaser's obligations), relating to the purchase by the Purchaser of the entire issued and outstanding share capital of Fujitsu Logistics Limited from Fujitsu Limited for an initial consideration of Yen 5 billion, together with deferred consideration of up to a further Yen 2.5 billion payable over 3 years dependent on future performance; and

(viii) a Credit Agreement relating to a multi-currency revolving loan facility of £900,000,000 dated 13 June 2004 and made between Exel, Barclays Bank PLC as initial lender and agent and Barclays Capital as mandated lead arranger (the "Credit Facility"). The commitment period under the Credit Facility expires on 11 June 2005 unless terminated earlier in circumstances where its continuation is no longer required in context of the Offer. However, Exel has the option to make a drawing prior to such expiry with a term extending to 13 December 2005. The Credit Facility contains customary representations, undertakings and events of default with certain qualifications in relation to materiality, thresholds and grace periods. The facilities granted under the Credit Facility include funds to be made available in connection with the Offer (up to an aggregate of £340 million) ("Facility A") together with a working capital element (up to an aggregate of £560 million) ("Facility B"). Exel Investments Limited has entered into a guarantee dated 13 June 2004 in respect of all indebtedness outstanding under the Credit Facility.

Facility A includes customary provisions restricting the circumstances in which the banks lending under it may refuse to participate in any advance to finance consideration payable by Exel for any Tibbett & Britten Shares acquired by Exel (or a subsidiary of Exel) pursuant to the Offer including, under the procedures in Sections 428-430F of the Companies Act and proposals made to holders of securities convertible into, rights to subscribe for and options over shares of the same class as the Tibbett & Britten Shares pursuant to Rule 15 of the Code. The making of such advances is conditional on, amongst other things, the shareholders of Exel having approved the Offer and the Offer having become or been declared unconditional in all respects.

The drawing of advances under the Credit Facility is also conditional, amongst other things, on Exel certifying that, in its opinion, no amounts will be permitted to be drawn under its existing £675 million credit facility (or any replacement of it) on the drawdown date of the advance for the purpose for which the advance is required.

Any advance made under the Credit Facility will bear interest at a rate per annum equal to the aggregate of the Margin, LIBOR (or EURIBOR as appropriate) and the additional costs rate. The Margin is 0.25 per cent. per annum until (but excluding) the date falling 3 months after the date of the agreement and, thereafter, 0.35 per cent. per annum until (but excluding) the date falling 12 months after the date of the agreement and, thereafter, 0.50 per cent. per annum.

Barclays Capital as the initial Mandated Lead Arranger of the Credit Facility is mandated to introduce other mandated lead arrangers and/or underwriters in the period up to the earlier of 13 December 2004 and the date six weeks after the Offer is declared unconditional in all respects and, following that period, other banks as lenders. Agency commission and arrangement fees are also payable in respect of the Credit Facility, including initial fees and additional fees payable in relation to the drawn and undrawn commitments during the syndication period.

9.2 Tibbett & Britten

Save as set out below, neither Tibbett & Britten nor any other member of the Tibbett & Britten Group has entered into any contract (not being a contract entered into in the ordinary course of business) during the period of two years before the commencement of the Offer Period:

(i) a Multi-Currency Credit Facility dated 1 July 2002 (as amended by a letter of variation dated 19 April 2004) and made between (1) Tibbett & Britten Group plc (the "Parent"), (2) Tibbett & Britten Limited (the "Subsidiary") and (3) Banco Bilbao Vizcaya Argentaria S.A (the "Bank") (the "Facility Agreement"), under which the Bank has agreed to make available to the Parent, the Subsidiary and any other acceding Subsidiary a multi-currency revolving cash advance facility of up to £5,000,000 (the "Facility") for the general corporate purposes of the Tibbett & Britten Group. The Facility is repayable on the third anniversary of the Facility Agreement. The Bank has agreed to advance money providing that the aggregate of all outstanding advances does not exceed the Facility's limit of £5,000,000. In addition, each advance shall be for a minimum of £1,000,000 sterling or the equivalent amount in another currency which is readily available and freely transferable and convertible into sterling in the London Foreign Exchange Market. If the Bank determines that a requested currency will not be available on the London Interbank Market it may provide an advance in sterling. The Facility is guaranteed by the Parent and the Subsidiary. Except for Arcadian (Guernsey) Limited, any UK Subsidiary with gross UK assets of greater than 10% of the gross UK assets of the Tibbett & Britten Group is also required to become a guarantor. In addition, the Bank may request that the Facility be guaranteed by additional members of the Tibbett & Britten Group following the completion of any acquisition, purchase or disposal of assets (including shares) by any member of the Tibbett & Britten Group. The Parent and other members of the Tibbett & Britten Group are not permitted to create or allow to exist any form of security, other than permitted under the Facility Agreement, over the whole or part of the Tibbett & Britten Group's assets. Interest is payable on an advance at an aggregate of the margin, LIBOR and the costs of compliance with the requirements of The Bank of England and/or the Financial Services Authority. A non-utilisation fee upon the daily amount of the undrawn portion of the Facility is payable by the Parent. The Bank may accelerate the Facility if control of the Parent passes by virtue of any agreement, offer, scheme or otherwise without the prior written consent of the Bank. Under the terms of the Facility Agreement, the Bank has relied upon certain representations and warranties made by the Parent and the Subsidiary;

(ii) a Multi-Currency Credit Facility dated 10 October 2002 (as amended by letters of variation dated 1 December 2003 and 31 March 2004) and made between (1) Tibbett & Britten Group plc (the "Parent"), (2) Tibbett & Britten Limited (the "Subsidiary") and (3) Lloyds TSB Bank Plc (the "Bank") (the "Facility Agreement"), under which the Bank has agreed to make available to the Parent, the Subsidiary and any other acceding Subsidiary a multi-currency revolving cash advance facility of up to £10,000,000 (the "Facility") for the general corporate purposes of the Tibbett & Britten Group. The Facility is repayable on the third anniversary of the Facility Agreement. The Parent has an option to convert the Facility to a term loan providing it gave written notice to the Bank before 8 October 2004. The Bank has agreed to advance money providing that the aggregate of all outstanding advances does not exceed the Facility's limit of £10,000,000. In addition, each advance shall be for a minimum of £1,000,000 sterling or the equivalent amount in another currency which is readily available and freely transferable and convertible into sterling in the London Foreign Exchange Market. If the Bank determines that a requested currency will not be available on the London Interbank Market it may provide an advance in sterling. The Facility is guaranteed by the Parent and the Subsidiary. Except for Arcadian (Guernsey) Limited, any UK Subsidiary with gross UK assets of greater than 10% of the gross UK assets of the Tibbett & Britten Group is also required to become a guarantor. In addition, the Bank may request that the Facility be guaranteed by additional members of the

Tibbett & Britten Group following the completion of any acquisition, purchase or disposal of assets (including shares) by any member of the Tibbett & Britten Group. The Parent and other members of the Tibbett & Britten Group are not permitted to create or allow to exist any form of security, other than permitted under the Facility Agreement, over the whole or part of the Tibbett & Britten Group's assets. Interest is payable on an advance at an aggregate of the margin, LIBOR and the costs of compliance with the requirements of The Bank of England and/or the Financial Services Authority. A non-utilisation fee upon the daily amount of the undrawn portion of the Facility is payable by the Parent. The Bank may accelerate the Facility if control of the Parent passes by virtue of any agreement, offer, scheme or otherwise without the prior written consent of the Bank. Under the terms of the Facility Agreement, the Bank has relied upon certain representations and warranties made by the Parent and the Subsidiary;

(iii) a Multi-Currency Credit Facility dated 31 October 2002 (as amended by a letter of variation dated 1 April 2004) and made between (1) Tibbett & Britten Group plc (the "Parent"), (2) Tibbett & Britten Limited (the "Subsidiary") and (3) The Royal Bank of Scotland Plc (the "Bank") (the "Facility Agreement") under which the Bank has agreed to make available to the Parent, the Subsidiary and any other acceding Subsidiary a multi-currency revolving cash advance facility of up to £10,000,000 (the "Facility") for the general corporate purposes of the Tibbett & Britten Group. The Bank has agreed to advance money providing that the aggregate of all outstanding advances does not exceed the Facility's limit of £10,000,000. In addition, each advance shall be for a minimum of £1,000,000 sterling or the equivalent amount in another currency which is readily available and freely transferable and convertible into sterling in the London Foreign Exchange Market. If the Bank determines that a requested currency will not be available on the London Interbank Market it may provide an advance in sterling. The Facility is guaranteed by the Parent and the Subsidiary. Except for Arcadian (Guernsey) Limited, any UK Subsidiary with gross UK assets of greater than 10% of the gross UK assets of the Tibbett & Britten Group is also required to become a guarantor. In addition, the Bank may request that the Facility be guaranteed by additional members of the Tibbett & Britten Group following the completion of any acquisition, purchase or disposal of assets (including shares) by any member of the Tibbett & Britten Group. The Parent and other members of the Tibbett & Britten Group are not permitted to create or allow to exist any form of security, other than permitted under the Facility Agreement, over the whole or part of the Tibbett & Britten Group's assets. Interest is payable on an advance at an aggregate of the margin, LIBOR and the costs of compliance with the requirements of The Bank of England and/or the Financial Services Authority. A non-utilisation fee upon the daily amount of the undrawn portion of the Facility is payable by the Parent. The Facility is repayable on the fifth anniversary of the Facility Agreement. The Bank may accelerate the Facility if control of the Parent passes by virtue of any agreement, offer, scheme or otherwise without the prior written consent of the Bank. Under the terms of the Facility Agreement, the Bank has relied upon certain representations and warranties made by the Parent and the Subsidiary;

(iv) a Commitment Letter dated 21 May 2003 (subsequently extended on 10 June 2003, 7 October 2003 and 8 June 2004) and made between (1) Tibbett & Britten Group plc (the "Parent") (2) Tibbett & Britten Group Canada Inc. ("Tibbett") (3) Connect Logistics Services Inc. ("Connect") (4) Storcare Supply Chain Management Inc. ("Storcare") (5) Summit Logistics Inc. ("Summit") (together the "Borrowers") and (6) The Bank of Nova Scotia (the "Bank") under the terms of which the Bank made available the following facilities (together the "Facilities"):

(a) Canadian $30,000,000 or US dollar equivalent revolving term loan facility to Tibbett to be applied to the repayment of two existing lease facilities and for general corporate purposes;

(b) Canadian $4,000,000 revolving facility to Connect to be applied to the purchase and/or lease of equipment;

(c) Canadian $4,000,000 revolving facility to Summit to be applied to the purchase and/or lease of equipment; and

(d) Canadian $2,000,000 revolving facility to Storcare to be applied to the purchase and/or lease of equipment.

The Bank has made the Facilities available to the Borrowers until 7 June 2005. The Facilities are secured by a Guarantee dated 21 May 2003 given by Tibbett in favour of the Bank and a Guarantee dated 21 May 2003 given by the Parent and Tibbett & Britten Limited to ScotiaBank Europe Plc for Canadian $55,000,000. The revolving term loan to Tibbett is available either by way of prime loan or bankers acceptance in Canadian dollars, or by way of base rate loan or LIBOR advance in US dollars, or by way of letters of guarantee or irrevocable standby letter of credit. Interest is available on the Facilities at the Bank's lending rate plus a margin, or where relevant LIBOR plus a margin. Commission is also payable in the event a letter of guarantee or a standby letter of credit is issued. The revolving facilities made to Connect, Summit and Storcare are available by way of entering into lease agreements. The Borrowers are not permitted to create or allow to exist any form of security, other than as permitted under the Commitment Letter. Mergers, acquisitions or material changes in any of the Borrowers' businesses or any change in the majority control of any Borrower is prohibited without the prior written consent of the Bank. Under the terms of the Commitment Letter, the Bank has relied upon certain representations and warranties given by the Borrowers; and

(v) a Stock Purchase Agreement dated 1 September 2003 and made between (1) Clemens Reif GbR, (the "Vendor") and (2) Tibbett & Britten Deutschland GmbH (of which Tibbett & Britten plc is the ultimate parent) ("T&B") relating to the purchase of 1,992,171 shares in Vfw Aktiengesellschaft by T&B for a consideration of EUR 12.425 million of which a final payment of EUR 2.8 million is to be made on 31 December 2008, subject to adjustment dependent on the future performance of Vfw Aktiengesellschaft. T&B received acceptances pursuant to its tender offer for the remaining shares in Vfw Aktiengesellschaft in respect of such number of shares, when combined with the shares acquired under the Stock Purchase Agreement, amount to a shareholding of approximately 91 per cent.

10. Service contracts of directors of Tibbett & Britten

10.1 Save as disclosed below in paragraph 10.2, there are no service contracts between any of the directors or proposed directors of Tibbett & Britten with Tibbett & Britten or any member of the Tibbett & Britten Group which do not expire or cannot be terminated by the company concerned within the next twelve months and no such contract has been entered into or amended within six months before the date of this document.

10.2(a) John Harvey's service contract with Tibbett & Britten is dated 17 December 1984. Mr. Harvey's employment contract provides that his normal retirement age is 65 but he has reached that age and has continued in employment. The contract provides for termination on two years' written notice by Tibbett & Britten and on one years' written notice by Mr Harvey and Tibbett & Britten can pay salary in lieu of notice. Mr Harvey's current basic salary is £250,000 per annum and his current notional salary is £375,000 and he is entitled to the following benefits: membership of the Tibbett & Britten Long Term Incentive Plan, membership of the Tibbett & Britten pension scheme (Mr Harvey is currently suspended from the pension scheme and no pension contribution has been paid by Tibbett & Britten on Mr Harvey's behalf since 1996), private medical insurance, life assurance and telephone expenses. His contract provides that in the event of a bid to take over the Tibbett & Britten Group, the notional salary of £375,000 will be effective immediately. The notional salary is also used to calculate supplementary life cover. Currently, there is an additional life insurance entitlement of £260,000 above the 4 times £250,000 based on current basic salary;

(b) Saad Hammad's service contract with Tibbett & Britten is dated 12 November 2002. Mr Hammad's normal retirement age is 65. The contract is terminable on twelve months' written notice by either party. In the event of a change of control (defined as the acquisition by any person of shares in Tibbett & Britten carrying 30 per cent. or more of the voting rights of shareholders generally exercisable) the notice that Tibbett & Britten must give to the individual to terminate his employment is extended to two years for a period of two years following the change of control. Mr Hammad's current basic salary is £240,000 per annum (increased from £231,000 in the last six months) and he is entitled to the following benefits: bonus in accordance with the Tibbett & Britten short term incentive plan (which provides for payments of up to 50 per cent. of annual salary), membership of the Tibbett & Britten Long Term Incentive Plan (which provides for the award of Tibbett & Britten Shares of up to the value of 100 per cent. of annual salary), membership of the Tibbett & Britten pension scheme (with a

salary supplement of 25 per cent. of the difference between salary and the pension cap and special membership category which entitles the individual to an unreduced pension at age 60), a car, special private healthcare allowance and health assessments;

(c) Mike Arrowsmith commenced service with Tibbett & Britten on 1 May 1999. His current service contract is dated 1 May 2001. Mr Arrowsmith is entitled to retire from age 60. The contract is terminable on twelve months' written notice by either party and Tibbett & Britten can pay salary in lieu of notice. This is extended on a change of control as set out above in relation to Mr Hammad. Mr Arrowsmith's current basic salary is £360,000 (increased from £330,000 in the last six months) per annum and he is entitled to the following benefits: bonus in accordance with the Tibbett & Britten short term incentive plan (which provides for payments of up to 50 per cent. of annual salary), membership of the Tibbett & Britten Long Term Incentive Plan, membership of the Tibbett & Britten pension scheme (with a salary supplement of 32 per cent. of the difference between salary and the pension cap and special membership category which entitles the individual to an unreduced pension at age 60), a car allowance, private healthcare insurance for himself, his wife and children under 21, health assessments and life assurance;

(d) Mark Whiteling's service contract with Tibbett & Britten is dated 8 October 2001. Mr Whiteling's normal retirement age is 65. The contract is terminable on twelve months' written notice by either party and Tibbett & Britten can pay salary in lieu of notice. This is extended on a change of control as set out above in relation to Mr Hammad. Mr Whiteling's current basic salary is £225,000 per annum (increased from £200,000 in the last six months) and he is entitled to the following benefits: bonus in accordance with the Tibbett & Britten short term incentive plan (which provides for payments of up to 50 per cent. of annual salary), membership of the Tibbett & Britten Long Term Incentive Plan (which provides for the award of Tibbett & Britten Shares of up to the value of 60 per cent. of annual salary), membership of the Tibbett & Britten pension scheme (with a salary supplement of 25 per cent. of the difference between salary and the pension cap and special membership category which entitles the individual to an unreduced pension at age 60), a car allowance, telephone expenses (half the cost of the rental charge of his private telephone and all business call charges), private healthcare insurance for himself, his wife and children under 21 and health assessments;

(e) Mike Gardner accepted an offer to join Tibbett & Britten Group North America, Inc. and become a director of Tibbett & Britten on 24 May 2004. He commenced employment on 7 June 2004. His offer letter and draft employment agreement provide for the following: salary of US$360,000 per annum; membership of the Tibbett & Britten short term incentive plan (which provides for a bonus of up to 60 per cent. of annual salary); membership of the Tibbett & Britten Long Term Incentive Plan (which provides for the annual conditional award of Tibbett & Britten Shares equivalent to 100 per cent. of annual base salary (including (provided that he commenced employment before 1 July 2004) a conditional award of 46,322 Tibbett & Britten Shares in respect of 2004); car allowance of US$1,000 per month and reimbursement of reasonable operating expenses; family cover under CIGNA health care scheme; membership of short and long term disability programme; membership of pension scheme (combination of standard and executive programme with employer's contributions); reimbursement of up to US$5,000 per annum for various personal and family club memberships; and a relocation package. The employment is terminable on twelve months' notice by either party. In the event that Tibbett & Britten terminate Mr Gardner's employment without cause or Mr Gardner terminates his employment because of a material breach of the contract by Tibbett & Britten which is not remedied, Mr Gardner will be entitled to the continued payment of his salary, benefits, car allowance and normal retirement savings plan contributions for twelve months subject to mitigation. In the event that Mr Gardner obtains alternative employment, the payments will cease and Mr Gardner will be entitled to a lump sum equivalent to 50 per cent. of base salary for the remainder of the twelve month period;

(f) Bill Thomson's appointment as a non-executive director of Tibbett & Britten was renewed on 17 March 2004. The letter of appointment provides that he continue as a non-executive director of Tibbett & Britten for a period of three years unless he ceases to be a director prior to this. The appointment may be terminated on six months' notice by either party and automatically ceases if Mr Thomson is disqualified from acting as a director. Mr Thomson is entitled to director's fees of £30,000 per annum and reimbursement for business mileage. Mr Thomson's previous letter

of appointment dated 12 May 1998 was also for three years and provided for director's fees of £15,000 per annum and reimbursement of business mileage. Mr Thomson's director's fees were increased from £24,000 to £30,000 per annum in 2003; and

(g) Robert Wood's appointment as a non-executive director of Tibbett & Britten was renewed on 17 March 2004. The letter of appointment provides that he will continue as a non-executive director of Tibbett & Britten for a period of three years unless he ceases to be a director prior to this. The appointment may be terminated on six months' notice by either party and automatically ceases if Mr Wood is disqualified from acting as a director. Mr Wood is entitled to director's fees of £25,000 per annum and reimbursement for business mileage. Mr Wood's previous letter of appointment dated 27 April 2000 was also for three years and provided for director's fees of £20,000 per annum and reimbursement of business mileage. Mr Wood's director's fees were increased from £20,000 to £25,000 per annum in 2003.

11. Material change in Tibbett & Britten

Save as disclosed in this document, the directors of Tibbett & Britten are not aware of any material change in the financial or trading position of the Tibbett & Britten Group since 31 December 2003, being the date to which the last published audited accounts of Tibbett & Britten were prepared.

12. Other information

12.1 Save as disclosed herein, no agreement, arrangement or understanding (including any compensation arrangement) exists between Exel or any person acting in concert with Exel for the purposes of the Offer and any of the directors, recent directors, shareholders or recent shareholders of Tibbett & Britten having any connection with or dependence upon or which is conditional upon the outcome of the Offer.

12.2 No proposal exists in connection with the Offer for any payment or other benefit to be made or given to any director of Tibbett & Britten as compensation for loss of office or as consideration for, or in connection with, his retirement from office.

12.3 There is no agreement, arrangement or understanding whereby the beneficial ownership of any of the Tibbett & Britten Shares to be acquired by Exel pursuant to the Offer will be transferred to any other person, save that Exel reserves the right to transfer any Tibbett & Britten Shares to any other member of the Exel Group or to a nominee.

12.4 UBS has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

12.5 Dresdner Kleinwort Wasserstein has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

12.6 The contents of this document have been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by UBS.

13. Documents available for inspection

Copies of the following documents will be available for inspection at the offices of Slaughter and May, One Bunhill Row, London, EC1Y 8YY, during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) whilst the Offer remains open for acceptance:

(A) the memorandum and articles of association of Exel;

(B) the memorandum and articles of association of Tibbett & Britten;

(C) the published audited consolidated accounts of Exel for each of the two years ended 31 December 2002 and 31 December 2003;

(D) the published audited consolidated accounts of Tibbett & Britten for each of the two years ended 31 December 2002 and 31 December 2003;

(E) the letter of valuation of the Loan Notes from Cazenove dated 18 June 2004;

(F) the draft Loan Note Instrument (subject to modification);

(G) the material contracts, including financing arrangements, referred to in paragraph 9 of this Appendix IV;

(H) the Tibbett & Britten directors' service contracts referred to in paragraph 10 of this Appendix IV;

(I) the irrevocable undertakings referred to in paragraph 3.1 of this Appendix IV;

(J) the written consents referred to in paragraphs 12.4 and 12.5 of this Appendix IV;

(K) the inducement fee agreement; and

(L) this document and the Form of Acceptance.

APPENDIX V

Definitions

The following definitions apply throughout this document and the accompanying documents, unless the context otherwise requires:

"Australia"	the Commonwealth of Australia, its states, territories and possessions;
"Board" or **"Directors"**	as the context requires, the board of directors of Tibbett & Britten or the board of directors of Exel;
"business day"	any day, other than a Saturday, Sunday or public or bank holiday, on which banks are generally open for business in the City of London;
"Canada"	Canada, its provinces, territories and all areas subject to its jurisdiction and any political sub-division thereof;
"Cazenove"	Cazenove & Co. Ltd;
"certificated" or **"in certificated form"**	the description of a share or other security which is not in uncertificated form (that is, not in CREST);
"Code"	The City Code on Takeovers and Mergers;
"Companies Act"	the Companies Act 1985 (as amended);
"CREST"	the relevant system (as defined in the Regulations) in respect of which CRESTCo is the Operator (as defined in the Regulations);
"CRESTCo"	CRESTCo Limited;
"CREST payment"	shall have the meaning given in the CREST Manual issued by CRESTCo;
"Daily Official List"	the Daily Official List published by the London Stock Exchange;
"Dresdner Kleinwort Wasserstein"	Dresdner Kleinwort Wasserstein Limited;
"Escrow Agent"	Lloyds TSB Registrars in its capacity as escrow agent (as defined by the CREST Manual issued by CRESTCo) for the purposes of the Offer;
"Exel" or the **"Company"**	Exel plc;
"Exel Group"	Exel and its subsidiary undertakings and associated undertakings;
"Exel Shares"	the issued ordinary shares of 27 7/9p each in the share capital of Exel;
"Financial Services Authority"	the Financial Services Authority Limited;
"Form of Acceptance"	the form of acceptance, authority and election relating to the Offer accompanying this document;
"Group"	as the context requires, the Exel Group or the Tibbett & Britten Group;
"Japan"	Japan, its cities, prefectures, territories and possessions;

"Listing Rules"	the Listing Rules of the UK Listing Authority;
"Loan Note Alternative"	the alternative under which Tibbett & Britten Shareholders who validly accept the Offer are entitled to elect to receive Loan Notes instead of all or part of the cash consideration to which they would otherwise have been entitled under the Offer;
"Loan Note Instrument"	the instrument to be executed as a deed by Exel constituting the Loan Notes;
"Loan Notes"	the Loan Notes of Exel to be issued pursuant to the Loan Note Alternative;
"London Stock Exchange"	London Stock Exchange plc;
"Offer"	the recommended cash offer being made by UBS on behalf of Exel to acquire all the Tibbett & Britten Shares not already owned by Exel and including, where the context so permits, the Loan Note Alternative and, where the context so requires, any subsequent revision, variation, extension or renewal thereof;
"Offer Document"	this document and any revision thereof constituting the terms and conditions of the Offer;
"Offer Period"	has the meaning given in Part B of Appendix I to this document;
"Official List"	the official list maintained by the UK Listing Authority;
"Panel"	The Panel on Takeovers and Mergers;
"pounds", "£" or **"pence"**	the lawful currency of the United Kingdom;
"Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755);
"Regulatory Information Service"	the Company Announcements Office and/or RNS and/or any other channel recognised from time to time as a channel for the dissemination of regulatory information by listed companies under the Listing Rules;
"Securities Act"	the United States Securities Act of 1933, as amended;
"TFE Instruction"	a transfer from escrow instruction (as defined in the CREST Manual issued by CRESTCo);
"Tibbett & Britten"	Tibbett & Britten Group plc;
"Tibbett & Britten Group"	Tibbett & Britten and its subsidiary undertakings and associated undertakings;
"Tibbett & Britten Shareholder"	a holder of Tibbett & Britten Shares;
"Tibbett & Britten Shareholders"	the holders of Tibbett & Britten Shares;
"Tibbett & Britten Share Option Schemes"	the Tibbett & Britten Group Savings Related Share Option Scheme, the Tibbett & Britten Executive Share Option Scheme and the Tibbett & Britten Long Term Incentive Plan;

"Tibbett & Britten Shares"	the existing unconditionally allotted or issued and fully paid (or credited as fully paid) ordinary shares of 5 pence each in the capital of Tibbett & Britten and any further such shares which are unconditionally allotted or issued on or prior to the date on which the Offer closes or, subject to the provisions of the Code, such earlier date or dates as Exel may decide;
"TTE Instruction"	a transfer to escrow instruction (as defined in the CREST Manual issued by CRESTCo);
"UBS"	UBS Limited;
"UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for listing under Part VI of the Financial Services and Markets Act 2000;
"uncertificated" or **"in uncertificated form"**	recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST;
"United Kingdom" or **"UK"**	the United Kingdom of Great Britain and Northern Ireland;
"United States" or **"US"**	the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia, and all other areas subject to its jurisdiction; and
"US person"	a US person as defined in Regulation S under the Securities Act.

Certain other capitalised terms not otherwise defined above are defined and used elsewhere in this document. In this document, "this document" means and includes the letter from the Chairman of Tibbett & Britten, the letter from UBS, the Appendices hereto and the accompanying Form of Acceptance.

All times referred to are London times unless otherwise stated.

Exel Trading Update

(London UK, 25 June 2004) Exel, the world leader in supply chain management, has today confirmed that trading conditions continued to improve overall during the first half of the year and, as a result, the Group is increasingly confident of the outlook for the rest of the year.

Through to the end of May international airfreight volumes have continued to be strong with 17% year on year growth contributing to an underlying performance improvement in freight management overall. Exel's contract logistics activities continue to make steady progress, particularly in the Americas and Asia Pacific, and recent acquisitions are performing well. Year to date new contract gains are ahead of the same period last year and the Group enjoys a healthy pipeline of new business opportunities.

Exel has benefited from its investment in Sirva Inc, receiving year to date net cash of USD98m in addition to the USD50m received in 2003. The cash received so far this year will contribute to a strong cash flow performance in the first half. At the most recent issue price Exel's remaining equity stake of 2.8m shares is valued at approximately USD60m.

On 16 June 2004, Exel announced a recommended cash offer for Tibbett & Britten Group plc, which will expand the Group's geographic and sector coverage enabling Exel to provide enhanced services to its new and existing customers.

Evidence of improving economic conditions in most regions of the world continues to emerge. Against this backdrop, and with positive trends in trading, Exel believes it is well positioned to make good progress in 2004."

--ends--

John Coghlan (Deputy Chief Executive and Group Finance Director) and **John Dawson** (Director of Corporate Affairs) will be hosting a conference call on issues related to current trading at 2:00pm (UK time) on Tuesday, 29 June. Due to the open access nature of the call we will not be able to answer any questions related to the proposed acquisition of Tibbett & Britten.

- Dial in number is: +44 20 8974 7900
- Verbal access code is: C534740

If you are unable to join the call live, a replay facility will be available for 24 hours after the call for you to listen to a recording:

- Replay dial in number is: +44 1296 618700
- Access PIN number: 385069

A transcription of the call will be made available on Exel's website as soon as possible after the call.

At other times please contact:

John Dawson +44 1344 744409
Director of Corporate Affairs